Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222934

PROXY STATEMENT/PROSPECTUS

Prospectus of Equity Bancshares, Inc.	Proxy Statement of Kansas Bank Corporation

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To Stockholders of Kansas Bank Corporation:

On December 16, 2017, Equity Bancshares, Inc., a Kansas corporation (which we refer to in this proxy statement/prospectus as “Equity”), Oz Merger Sub, Inc., a Kansas corporation and wholly-owned subsidiary of Equity (which we refer to in this proxy statement/prospectus as “Merger Sub”), and Kansas Bank Corporation, a Kansas corporation (which we refer to in this proxy statement/prospectus as “KBC”), entered into an Agreement and Plan of Reorganization (which we refer to in this proxy statement/prospectus as the “merger agreement”). Subject to its terms and conditions, the merger agreement provides that Merger Sub will merge with and into KBC (which we refer to in this proxy statement/prospectus as the “merger”), with KBC continuing as the surviving corporation and a wholly-owned subsidiary of Equity. Immediately following, and in connection with, the merger, Equity will cause KBC to be merged with and into Equity, with Equity surviving the merger (which we refer to in this proxy statement/prospectus as the “second merger”).

At the effective time of the merger (which we refer to in this proxy statement/prospectus as the “effective time”), each outstanding share of common stock, par value $20.00 per share, of KBC (which we refer to in this proxy statement/prospectus as “KBC common stock”) will be converted, at the election of each KBC common stockholder, into the right to receive, either (i) an amount in cash equal to the per share consideration calculated pursuant to the merger agreement, which has a maximum of $558.69 (which we refer to in this proxy statement/prospectus as the “per share cash consideration”); or (ii) the number of shares of Class A Common Stock, par value $0.01 per share, of Equity (which we refer to in this proxy statement/prospectus as the “Equity common stock”) equal to the quotient of the per share consideration divided by the agreed Equity stock price of $34.49 (which we refer to in this proxy statement/prospectus as the “exchange ratio”), which has a maximum of approximately 16.20 shares of Equity common stock for each share of KBC common stock; provided, that, in each case, there is no downward adjustment to the merger consideration. The merger consideration payable for each share of KBC common stock will be at the election of such KBC common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration described in this proxy statement/prospectus, which may result in KBC common stockholders receiving a form of merger consideration different from what they elect.

The merger consideration has an aggregate value of approximately $45,084,038 and is composed of approximately $16,771,050 in cash, or 37.2% of the total merger consideration, and approximately $28,312,988 (the agreed value in the merger agreement) of Equity common stock, or 62.8% of the total merger consideration; provided, however, that if KBC’s consolidated capital, surplus and retained earnings accounts less all intangible assets and KBC merger costs (which we refer to in this proxy statement/prospectus as the “KBC adjusted shareholders’ equity”) is less than $29,293,303, as of the close of business on the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date, then the aggregate cash consideration eligible to be paid to holders of KBC common stock will be reduced by $1.53 for each dollar that the KBC adjusted shareholders’ equity is less than $29,293,303 (which we refer to in this proxy statement/prospectus as a “downward adjustment”). If there is a downward adjustment, the cash component of the merger consideration will be reduced and both the per share cash consideration and exchange ratio will be reduced. In the event that the KBC adjusted shareholders’ equity is less than $18,331,833 and Equity proceeds with the merger, then the holders of KBC common stock would receive no cash consideration, and would instead receive only Equity common stock as consideration, subject to payment of cash in lieu of issuing fractional shares of Equity common stock. As of December 31, 2017, KBC’s shareholders’ equity was approximately $31.6 million. KBC estimates that it will earn approximately $1.06 million from January 1, 2018 to the anticipated closing of the merger in the second quarter of 2018. As of January 31, 2018, KBC estimated that the KBC Merger Costs (as defined in the merger agreement) would be approximately $2.8 million on an after-tax basis. Based on the foregoing estimates, KBC expects that the KBC stockholders will receive approximately (i) $558.69 in cash for each share of KBC common stock that elects and receives the per share cash consideration and (ii) 16.20 shares of Equity common stock for each share of KBC common stock that elects and receives the per share stock consideration.

Equity common stock is listed on the Nasdaq Global Select Market (which we refer to in this proxy statement/prospectus as the “Nasdaq”) under the symbol “EQBK.” The closing price of Equity common stock was of $35.10 for on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger, and the closing price of Equity common stock was $36.30 on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus. The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock; therefore, the market value of the shares of Equity common stock at the closing of the merger will not be known at the time the KBC stockholders vote on the merger.

We urge you to obtain current market quotations for Equity common stock. There are no current market quotations for KBC common stock because KBC is a privately owned corporation and its common stock is not traded on any established public trading market.

KBC will hold a special meeting (which we refer to in this proxy statement/prospectus as the “KBC special meeting”) of its stockholders in connection with the merger. KBC stockholders will be asked to vote to approve the merger agreement and related matters as described in this proxy statement/prospectus.

KBC’s board of directors unanimously recommends that KBC stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the KBC special meeting.

This proxy statement/prospectus describes the KBC special meeting, the merger, the issuance of the Equity common stock in connection with the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 26, for a discussion of the risks relating to the proposed merger. You also can obtain information about Equity from documents that it has filed with the Securities and Exchange Commission (which we refer to in this proxy statement/prospectus as the “SEC”).

Brad S. Elliott Chairman and Chief Executive Officer Equity Bancshares, Inc.	Melvin Winger Chairman Kansas Bank Corporation

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Equity or KBC, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is February 22, 2018, and it is first being mailed or otherwise delivered to the stockholders of KBC on or about February 23, 2018.

1700 N Lincoln Avenue

Liberal, KS 67901

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Kansas Bank Corporation:

Notice is hereby given that Kansas Bank Corporation (“KBC”) will hold the KBC special meeting at the First National Bank of Liberal main bank Boardroom located at 1700 North Lincoln Avenue, Liberal, Kansas, on March 23, 2018, at 10:00 a.m. local time, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Reorganization (the “merger agreement”), dated December 16, 2017, by and among Equity Bancshares, Inc. (“Equity”), Oz Merger Sub, Inc. (“Merger Sub”) and KBC, pursuant to which Merger Sub will merge with and into KBC (the “merger”), with KBC surviving as a wholly-owned subsidiary of Equity, as more fully described in this proxy statement/prospectus (which we refer to in this proxy statement/prospectus as the “Merger Proposal”); and

•	a proposal to adjourn the KBC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to in this proxy statement/prospectus as the “Adjournment Proposal”).

KBC has fixed the close of business on February 21, 2018 as the record date for the KBC special meeting (the “KBC record date”). Only KBC stockholders of record at that time are entitled to notice of, and to vote at, the KBC special meeting, or any adjournment or postponement of the KBC special meeting. Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of KBC common stock. The Adjournment Proposal will be approved if a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy at the KBC special meeting are voted in favor of such proposal.

KBC stockholders have the right to demand appraisal of their shares of KBC common stock and obtain payment in cash of the appraised fair value of their shares of KBC common stock under applicable provisions of the Kansas Statutes Annotated (which we refer to in this proxy statement/prospectus as the “K.S.A.”). In order for a KBC stockholder to perfect his or her appraisal rights, such KBC stockholder must carefully follow the procedures set forth in the K.S.A. A copy of the applicable statutory provisions of the K.S.A. is included as Annex E to this proxy statement/prospectus and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights in the Merger.”

KBC’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of KBC and its stockholders, and unanimously recommends that KBC stockholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Your vote is very important. Equity and KBC cannot complete the merger unless KBC’s stockholders approve the Merger Proposal. Regardless of whether you plan to attend the KBC special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of KBC, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This proxy statement/prospectus provides a detailed description of the KBC special meeting, the Merger Proposal and the documents related to the merger and other related matters. You are urged to read this proxy statement/prospectus, including any documents they refer you to, and its annexes carefully and in their entirety. We look forward with pleasure to seeing and visiting with you at the KBC special meeting.

By Order of the Board of Directors,

Melvin Winger
Chairman

ADDITIONAL INFORMATION

This proxy statement/prospectus references important business and financial information about Equity and KBC from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus by accessing the SEC’s website maintained at http://www.sec.gov, for documents regarding Equity, or by requesting copies in writing or by telephone from the appropriate company, as set forth below, for documents regarding either Equity or KBC:

Equity Bancshares, Inc. 7701 East Kellogg Drive, Suite 300 Wichita, Kansas 67207 Attention: Investor Relations Telephone: (316) 612-6000	Kansas Bank Corporation 1700 N Lincoln Avenue Liberal, Kansas 67901 Attention: Tina Call Telephone: (620) 624-1971

You will not be charged for any of these documents that you request. To receive timely delivery of these documents in advance of the special meeting, you must make your request no later than March 16, 2018.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (which we refer to in this proxy statement/prospectus as the “SEC”) by Equity (File No. 333-222934), constitutes a prospectus of Equity under Section 5 of the Securities Act of 1933, as amended (which we refer to in this proxy statement/prospectus as the “Securities Act”), with respect to the shares of Equity common stock to be issued to KBC stockholders pursuant to the terms of the merger agreement. This document also constitutes a proxy statement for KBC. It also constitutes a notice of special meeting with respect to the KBC special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated February 22, 2018, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to KBC stockholders nor the issuance by Equity of shares of Equity common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Equity has been provided by Equity and information contained in this document regarding KBC has been provided by KBC.

For more details, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 101.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a KBC stockholder, may have about the merger and the KBC special meeting, and brief answers to those questions. You are urged to read the remainder of this proxy statement/prospectus carefully because the information in this section does not provide all of the information that might be important to you with respect to the merger, the KBC special meeting or the proposals presented at that meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus. For details about where you can find additional important information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Unless the context otherwise requires, references in this proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank, a Kansas state bank and a wholly-owned subsidiary of Equity (which we refer to in this proxy statement/prospectus as “Equity Bank”). Additionally, unless the context otherwise requires, references in this proxy statement/prospectus to “KBC” refer to Kansas Bank Corporation, a Kansas corporation, and its affiliates, including the First National Bank of Liberal, a national association with its principal offices in Liberal, Kansas, and a wholly-owned subsidiary of KBC (which we refer to in this proxy statement/prospectus as “FNB”).

Q:	What is the merger?

A:	Equity, Merger Sub and KBC entered into the merger agreement on December 16, 2017. Under the merger agreement, Merger Sub will merge with and into KBC, with KBC surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with the merger, Equity will cause KBC to merge with and into Equity, with Equity surviving the second merger (we refer to the merger and second merger collectively in this proxy statement/prospectus as the “integrated mergers”). Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause FNB to merge with and into Equity Bank (which we refer to in this proxy statement/prospectus as the “bank merger”), with Equity Bank surviving the bank merger.

A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, the KBC stockholders approve the Merger Proposal.

Q:	Why am I receiving this proxy statement/prospectus?

A:	KBC is delivering this document to you because it is a proxy statement being used by KBC’s board of directors (which we refer to in this proxy statement/prospectus as the “KBC Board”) to solicit proxies of its stockholders entitled to vote on the matters in connection with the approval of the Merger Proposal.

KBC has called a special meeting of its stockholders to approve the Merger Proposal. This document serves as a proxy statement for the KBC special meeting and describes the proposals to be presented at the KBC special meeting. It also constitutes a notice of special meeting with respect to the KBC special meeting.

In addition, this document is also a prospectus that is being delivered to KBC stockholders because Equity is offering shares of Equity common stock to KBC stockholders in connection with the merger.

This proxy statement/prospectus contains important information about the Merger Proposal and the other proposal being voted on at the KBC special meeting and important information to consider in connection with an investment in Equity common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending the KBC special meeting. Your vote is important, and you are encouraged to submit your proxy as soon as possible.

Q:	What are KBC stockholders being asked to vote on at the KBC special meeting?

A:	KBC is soliciting proxies from its stockholders with respect to the following proposals:

•	a proposal to approve the merger agreement, pursuant to which Merger Sub will merge with and into KBC, with KBC surviving as a wholly-owned subsidiary of Equity, as more fully described in this proxy statement/prospectus (which we refer to in this proxy statement/prospectus as the “Merger Proposal”); and

•	a proposal to adjourn the KBC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to as the “Adjournment Proposal”). Completion of the merger is not conditioned upon approval of the Adjournment Proposal.

Q:	What will KBC stockholders be entitled to receive in the merger?

A:	If the merger is completed, each share of KBC common stock (other than shares of KBC common stock held by KBC, Equity or any KBC stockholder who has perfected such stockholder’s appraisal rights under applicable law including the terms and provisions of K.S.A. § 17-6712 et. seq. (which we refer to in this proxy statement/prospectus as a “dissenting stockholder”)) will be converted into the right to receive, either:

(i)	an amount in cash (which we refer to as the “per share cash consideration”) equal to the per share consideration, which has a maximum of $558.69; provided, that there is no downward adjustment to the merger consideration; or

(ii)	the number of shares of Equity common stock (which we refer to as the “per share stock consideration”) equal to the quotient of the per share consideration divided by the agreed Equity stock price of $34.49 (which we refer to as the “exchange ratio”). Assuming there is no downward adjustment to the merger consideration, the exchange ratio will be approximately 16.20 per share of KBC common stock that elects to receive the stock consideration.

In each case the merger consideration payable for each share of KBC common stock will be at the election of such KBC common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration described under “The Merger Agreement—Conversion of Shares; Election as to Form of Consideration; Exchange of Certificates” beginning on page 62. KBC common stockholders will make their election on a share-by-share basis.

The merger consideration payable is subject to a downward adjustment if the KBC adjusted shareholders’ equity is less than $29,293,303, which we refer to in this proxy statement/prospectus as a “downward adjustment.” If there is a downward adjustment, the cash component of the merger consideration will be reduced and both the per share cash consideration and exchange ratio will be reduced. For a discussion of the possible downward adjustment to the cash component of the merger consideration, the KBC shareholders’ equity as of a recent date and KBC’s estimate of the KBC Merger Costs, see “Questions and Answers—What is a downward adjustment?” beginning on page 3 and “The Merger Agreement—Merger Consideration” beginning on page 57.

The amount of cash and stock that the stockholders of KBC will receive is subject to proration and adjustment in accordance with the terms of the merger agreement, which provides that in the aggregate, before making any possible adjustments to the merger consideration, the aggregate cash consideration will be approximately $16,771,050, or 37.2% of the total merger consideration, and the aggregate stock consideration will be approximately $28,312,988, or 62.8% of the total merger consideration. We refer to the cash consideration and the stock consideration together as the “merger consideration.” Although the per share cash consideration and per share stock consideration will be both be determined based on the same per share consideration value, because the price of EQBK common stock used to calculate the per share stock consideration is fixed at $34.49, the values of the two forms of consideration at the closing of the merger are not likely to be the same.

Equity will not issue any fractional shares of Equity common stock in the merger. KBC stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

Based on the number of shares of Equity common stock and KBC common stock outstanding as of February 9, 2018, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, approximately 94.7% of outstanding Equity common stock following the merger, and approximately 92.6% of outstanding Equity common stock following the merger and the Adams Merger (as defined below), will be held by stockholders who were holders of Equity common stock immediately prior to the effectiveness of the merger and approximately 5.3% of outstanding Equity common stock following the merger and 5.2% of outstanding Equity common stock following the merger and the Adams Merger will be held by stockholders who were holders of KBC common stock immediately prior to the effectiveness of the merger.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	The value of the per share stock consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for Equity common stock. Any fluctuation in the market price of Equity common stock after the date of this proxy statement/prospectus will change the value of the shares of Equity common stock that KBC stockholders are allocation pursuant to the merger agreement will be entitled to receive.

The closing price of Equity common stock was of $35.10 for on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger and the closing price of Equity common stock was $36.30 on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus. We urge you to obtain current market quotations for Equity common stock (trading symbol “EQBK”).

The merger consideration payable is subject to a downward adjustment if the KBC adjusted shareholders’ equity is less than $29,293,303. For a discussion of the possible downward adjustment to the cash component of the merger consideration, the KBC shareholders’ equity as of a recent date and KBC’s estimate of the KBC Merger Costs, see “Questions and Answers—What is a downward adjustment?” beginning on page 3 and “The Merger Agreement—Merger Consideration” beginning on page 57.

Q:	What is a downward adjustment?

The cash component of the merger consideration may be subject to a downward adjustment based upon the KBC adjusted shareholders’ equity. If the KBC adjusted shareholders’ equity is less than $29,293,303 on the calculation date, which will be the fifth business day before the closing of the merger, then the aggregate cash consideration will be reduced by $1.53 for each dollar that the KBC adjusted shareholders’ equity is less than $29,293,303. As a result, both the per share cash consideration and exchange ratio will be reduced. In the event that the KBC adjusted shareholders’ equity is less than $18,331,833 and Equity proceeds with the merger, then the holders of KBC common stock will not receive any cash consideration. As of December 31, 2017, the most recent practicable date before the printing of this proxy statement/prospectus, KBC adjusted shareholders’ equity would have been estimated to be $31.6 million.

The KBC Merger Costs are the costs and expenses that KBC will incur in connection with the merger that are not reflected in KBC’s shareholders’ equity as of the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date. The KBC Merger Costs will be subtracted from KBC’s shareholders’ equity as of the calculation date to calculate the KBC adjusted shareholders’ equity. The KBC Merger Costs is defined in the merger agreement and it includes, among other costs and expenses:

•	contract termination costs, including employment related agreements and obligations;

•	all transaction costs and legal, accounting and financial advisory fees of KBC associated with the merger;

•	the payment of severance, stay-pay, certain bonuses and change-in-control payments to employees of KBC;

•	certain tax obligations; and

•	any unrealized gains or any unrealized losses (as the case may be) in KBC’s securities portfolio due to mark-to-market adjustments required by generally accepted accounting principles, or GAAP.

The following table presents the effect of the estimated KBC Merger Costs on the per share consideration to be received by the KBC stockholders. If KBC’s adjusted shareholders’ equity is less than $29,293,303, then both the cash consideration payable and exchange ratio will be reduced. As of January 31, 2018, the most recent practicable date before the initial filing of this proxy statement/prospectus, KBC estimates that the KBC Merger Costs would be approximately $2,800,000 on an after-tax basis. The table also presents up to $1,000,000 of additional KBC Merger Costs in increments of $250,000. For a discussion of the risks and assumptions associated with the estimates and forecasts included in this table, see “Risk Factors—Risks Relating to the Merger—The sum of KBC’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that KBC stockholders would be entitled to receive.”

Estimated KBC shareholders’ equity on the calculation date(1)	Estimated KBC Merger Costs(2)	Estimated KBC adjusted shareholders’ equity	Reduction in aggregate consideration	Total stock consideration	Total cash consideration	Cash consideration payable to cash election shares	Exchange Ratio for stock election shares
$32,641,182	$2,800,000	$29,841,182	$—	$28,312,988	$16,771,050	$558.69	16.20
$32,641,182	$3,050,000	$29,591,182	$—	$28,312,988	$16,771,050	$558.69	16.20
$32,641,182	$3,300,000	$29,341,182	$—	$28,312,988	$16,771,050	$558.69	16.20
$32,641,182	$3,550,000	$29,091,182	$309,245	$28,312,988	$16,461,805	$554.86	16.09
$32,641,182	$3,800,000	$28,841,182	$691,745	$28,312,988	$16,079,305	$550.12	15.95

(1)	This number reflects the KBC shareholders’ equity at December 31, 2017 of approximately $31,581,182, plus KBC’s estimated earnings from January 1, 2018 through the anticipated calculation date of approximately $1,060,000. The calculation date is the fifth business day before the closing of the merger. The closing of the merger is expected to occur in the second quarter of 2018. The estimated earnings of KBC are based on the financial and operating forecast provided by KBC’s management.
(2)	Reflects KBC’s estimate of $2,800,000 on an after-tax basis as of January 31, 2018 of the KBC Merger Costs and additional KBC Merger Costs in increments of $250,000.

Q:	Will KBC common stockholders receive the form of consideration they elect?

A:

A KBC common stockholder may not receive the form of consideration that such stockholder elects in the merger. The proration and adjustment procedures in the merger agreement will result, regardless of the elections made, in the total cash consideration being equal to the cash component. Accordingly, the number of shares of KBC common stock to be converted into the right to receive the cash consideration (which we refer to as the “max cash shares number”) will be determined by dividing the total cash consideration by the per share cash amount, and the balance of the shares will be converted into the right to receive the stock consideration. Pursuant to proration and adjustment procedures in the merger agreement, if the number of shares of KBC common stock for which a cash election has been made exceeds the max cash shares number, a pro rata portion of all those shares for which a cash election has been made will instead be converted into the right to receive the stock consideration. Similarly, if the number of shares of KBC common stock for which a cash election has been made is less than the max cash shares number, a pro rata portion of all the shares of KBC common stock for which a stock election has been made will instead be converted into the right to receive the cash consideration. In each case, outstanding shares of KBC common stock with respect to which no election has been made will be converted to the undersubscribed form of merger consideration first. The allocation of the consideration payable to KBC common stockholders in the merger will not be known until the results of the merger consideration elections made by KBC common stockholders are tallied, which will not occur until near or after the closing of the merger. See “The Merger Agreement—Merger Consideration” beginning on page 57.

Q:	How will KBC common stockholders make their election to receive either the cash consideration, the stock consideration or mixed consideration in the merger?

A:	An election form is being mailed to each holder of record of KBC common stock as of the KBC record date. The election deadline is 5:00 p.m. local time on May 2, 2018 unless Equity and KBC agree to extend such deadline. Equity will also make an election form available to each KBC common stockholder who requests such form before the election deadline. Each KBC common stockholder should complete and return the election form, along with KBC stock certificate(s) (or a properly completed notice of guaranteed delivery), according to the instructions included with the form.

KBC common stockholders will make their election on a share-by-share basis. When making an election, KBC common stockholders may specify different elections with respect to different shares of KBC common stock held by them (for example, a KBC common stockholder with 100 shares of KBC common stock could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). Depending on the elections made by other KBC common stockholders, a KBC common stockholder might receive a portion of the merger consideration in a form such holder did not elect.

If you own shares of KBC common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q:	What happens if a KBC common stockholder does not make a valid election to receive the cash consideration, the stock consideration or mixed consideration?

A:	If a KBC common stockholder does not return a properly completed election form by the election deadline specified in the election form, such stockholder’s shares of KBC common stock will be considered “non-election” shares and will be converted into the right to receive the per share stock consideration and/or the per share cash consideration according to the allocation procedures specified in the merger agreement. Generally, in the event one form of merger consideration (i.e., cash or shares of Equity common stock) is undersubscribed, shares of KBC common stock for which no election was validly made will be allocated to that form of merger consideration before shares of KBC common stock electing the oversubscribed form of merger consideration will be allocated to the undersubscribed form of merger consideration pursuant to the proration and adjustment procedures. Accordingly, although electing one form of merger consideration will not guarantee you will receive that form of merger consideration for all of your shares of KBC common stock, in the event proration is necessary, electing shares will be allocated the undersubscribed form of consideration only after such consideration is allocated to “non-election” shares.

Q:	How does the KBC Board recommend that I vote at the KBC special meeting?

A:	The KBC Board unanimously recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Q:	When and where is the special meeting?

A:	The KBC special meeting will be held at the First National Bank of Liberal main bank Boardroom located at 1700 North Lincoln Avenue, Liberal, Kansas, at 10:00 a.m. local time, on March 23, 2018.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote in person at their special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If you are a KBC stockholder and if your shares of KBC common stock are registered directly in your name, you are considered the stockholder of record with respect to those shares of KBC common stock. On the KBC record date, KBC had 51 holders of record.

If your shares of KBC common stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” This proxy statement/prospectus and the KBC proxy card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

Q:	If my shares of KBC common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What is a broker non-vote?

A:	A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

If you are a KBC stockholder, your broker does not have discretionary authority to vote your shares with respect to the Merger Proposal, but your broker does have discretionary authority to vote your shares with respect to the Adjournment Proposal.

Q:	How are broker non-votes and abstentions treated?

A:	Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the KBC special meeting is the Adjournment Proposal. If you hold shares in “street name” and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

Abstentions and broker non-votes by KBC stockholders will have the effect of a vote against the Merger Proposal because Kansas law requires the Merger Proposal to be approved by a majority of the outstanding KBC common stock.

Abstentions and broker non-votes will not have the effect of a vote against the Adjournment Proposal. As the Adjournment Proposal is considered a routine matter and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with this proposal.

Q:	What constitutes a quorum for the KBC special meeting?

A:	The presence (in person or by proxy) of holders of at least a majority of the outstanding shares of KBC common stock entitled to be voted at the KBC special meeting constitutes a quorum for transacting business at the KBC special meeting. All shares of KBC common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the KBC special meeting.

Q:	What is the vote required to approve each proposal at the KBC special meeting?

A:	Merger Proposal: The affirmative vote of at least a majority of the outstanding shares of KBC common stock is required to approve the Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card, fail to vote in person at the KBC special meeting or fail to instruct your bank or broker how to vote with respect to the Merger Proposal, it will have the effect of a vote against the Merger Proposal.

Adjournment Proposal: The affirmative vote of a majority of shares entitled to vote on the subject matter and presented in person or represented by proxy at the KBC special meeting is required to approve the Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the KBC special meeting or fail to instruct your bank or broker how to vote with respect to the Adjournment Proposal, it will have no effect on the proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for KBC to obtain the necessary quorum to hold its special meeting and to obtain approval of the proposals to be voted upon at the special meeting. In addition, your failure to vote will have the effect of a vote against the Merger Proposal. The KBC Board unanimously recommends that you, as a KBC stockholder, vote “FOR” the Merger Proposal.

Q:	Can I attend the meeting and vote my shares in person?

A:

Yes. All stockholders of KBC, including stockholders of record and stockholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record, are invited to attend the KBC special meeting. Holders of record of KBC common stock can vote in person at the KBC special meeting. If you are not a stockholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the KBC special meeting. If you plan to attend the KBC special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. KBC reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the KBC special meeting is prohibited without KBC’s express written consent.

Q:	Can I change my vote?

A:	Yes. If you are a holder of record of KBC common stock, you may change your vote or revoke any proxy at any time before it is voted by (1) attending and voting in person at the KBC special meeting; (2) giving notice of revocation of the proxy prior to the start of the KBC special meeting; or (3) delivering to the Secretary of KBC (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed. Attendance at the KBC special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by KBC after the vote will not affect the vote. KBC’s corporate secretary’s mailing address is: 1700 N Lincoln Avenue, Liberal, Kansas 67901.

If you hold your shares of KBC common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q:	What are the expected U.S. federal income tax consequences to a holder of KBC common stock as a result of the transactions contemplated by the merger agreement?

A:	Equity and KBC intend that the integrated mergers shall together be treated as an integrated transaction that will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the integrated mergers qualify as a reorganization under Section 368(a) of the Code, a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 78) of KBC common stock who exchanges KBC common stock for a combination of Equity common stock and cash should recognize gain (but not loss) in the exchange equal to the lesser of the cash received by such holder and the amount, if any, by which the cash plus the fair market value of Equity common stock received by such holder exceeds the tax basis of such holder’s KBC common stock surrendered in exchange therefor (in each case excluding cash received in lieu of a fractional share of Equity common stock). Further, a U.S. holder of KBC common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Equity common stock that the U.S. holder would otherwise be entitled to receive.

For further information, please see “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 78.

The U.S. federal income tax consequences described above may not apply to all holders of KBC common stock. Your tax consequences will depend on your individual situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the integrated mergers to you.

Q:	Are KBC stockholders entitled to appraisal rights?

A:	Yes, KBC stockholders may assert appraisal rights. For further information, see “The Merger—Appraisal Rights in the Merger” beginning on page 53, which discussion is qualified by that description and by the text of the provisions of the Kansas Statutes Annotated (which we refer to in this proxy statement/prospectus as the “K.S.A.”) relating to appraisal rights set forth in Annex E hereto.

Q:	If I am a KBC stockholder, should I send in my KBC stock certificates now?

A:	Yes, you should submit your KBC stock certificates with your election form, in accordance with the instructions set forth on the election form. Following the closing of the merger, Equity’s transfer agent, Continental Stock Transfer and Trust Company (which we refer to in this proxy statement/prospectus as “Continental”), will send a letter of transmittal and instructions for exchanging KBC stock certificates for the merger consideration to each KBC common stockholder who has not submitted their physical stock certificate(s) with a form of election. See “The Merger Agreement— Conversion of Shares; Election as to Form of Consideration; Exchange of Certificates” beginning on page 62.

Q:	Whom may I contact if I cannot locate my KBC stock certificate(s)?

A:	If you are unable to locate your original KBC stock certificate(s), you should contact Tina Call at (620) 624-1971.

Q:	What should I do if I receive more than one set of voting materials?

A:	KBC stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of KBC common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of KBC common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of KBC common stock that you own.

Q:	When do you expect to complete the merger?

A:	Equity and KBC currently expect to complete the merger in the second calendar quarter of 2018. However, neither Equity nor KBC can assure you of when or if the merger will be completed. Before the merger is completed, KBC must obtain the approval of KBC stockholders for the Merger Proposal, the necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of KBC common stock will not receive any consideration for their shares in connection with the merger. Instead, KBC will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by KBC. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 75 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of KBC common stock, please contact Tina Call, at (620) 624-1971.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read the entire proxy statement/prospectus carefully, including the annexes, and the other documents to which they refer in order to fully understand the merger. A copy of the merger agreement is attached as Annex A. For more information about Equity, see “Where You Can Find More Information” beginning on page 101. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the companies (pages 84 and 101)

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

(316) 612-6000

Equity is a Kansas corporation and bank holding company headquartered in Wichita, Kansas. Equity’s wholly-owned banking subsidiary, Equity Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through Equity’s network of 42 full-service branches located in Kansas, Missouri, Arkansas and Oklahoma. As of September 30, 2017, on a pro forma basis after giving effect to Equity’s mergers with Cache Holdings, Inc. and Eastman National Bancshares, Inc., Equity had consolidated total assets of $3.01 billion, total loans held for investment of $1.99 billion (net of allowances), total deposits of $2.37 billion and total shareholders’ equity of $367.73 million. Equity’s stock is traded on Nasdaq under the symbol “EQBK.” For more information about Equity’s mergers with Cache Holdings, Inc. and Eastman National Bancshares, Inc., see “Recent Developments” beginning on page 18.

Equity Bank is a Kansas state-chartered bank and member of the Federal Reserve (jointly supervised by both the Federal Reserve Bank of Kansas City and the Office of the Kansas State Bank Commissioner), and its deposits are insured by the FDIC. Equity Bank conducts a complete range of commercial and personal banking activities. Equity Bank operates a total of 42 branches, consisting of four branches in the Wichita, Kansas metropolitan area, six branches in the Kansas City metropolitan area, three branches in Topeka, Kansas, ten branches in Western Missouri, five branches in Western Kansas, four branches in Southeast Kansas, five branches in Arkansas, and five branches in Oklahoma.

Equity’s principal office is located at 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207, and its telephone number at that location is (316) 612-6000. Additional information about Equity and its subsidiaries is included in documents referred to in the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 101.

Kansas Bank Corporation

1700 N Lincoln Avenue

Liberal, Kansas 67901

Attention: Tina Call

Telephone: (620) 624-1971

KBC is headquartered in Liberal, Kansas and is the holding company for the First National Bank of Liberal (which we refer to in this proxy statement/prospectus as “FNB”), which dates back to 1900. KBC owns 100% of FNB. FNB is a locally-owned community bank whose mission in part is to provide excellent customer service and total relationship banking and to provide an environment that encourages, promotes, and rewards the professional development and growth of its officers and employees. FNB is a national association and its primary regulator is the Office of the Comptroller of the Currency. KBC’s branch offices include four locations in the town of Liberal, Kansas and one location in Hugoton, Kansas.

As of September 30, 2017, KBC had consolidated total assets of $311.0 million, total loans of $170.0 million ($168.0 million net of allowances), total deposits of $274.0 million and total shareholders’ equity of $31.992 million. KBC does not file reports with the SEC.

KBC’s principal executive offices are located at 1700 N Lincoln Avenue, Liberal, Kansas 67901, and its telephone number at that location is (620) 624-1971. For additional information about KBC and FNB see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 101.

In the merger, KBC stockholders will be entitled to receive shares of Equity common stock and/or cash (pages 40 and 57)

If the merger is completed, each share of KBC common stock (other than shares of KBC common stock held by KBC, Equity and any dissenting stockholder) will be converted into the right to receive, either:

(i)	an amount in cash (which we refer to as the “per share cash consideration”) equal to the per share consideration, which has a maximum of $558.69; provided, that there is no downward adjustment to the merger consideration; or

(ii)	the number of shares of Equity common stock (which we refer to as the “per share stock consideration”) equal to the quotient of the per share consideration divided by the agreed Equity stock price of $34.49 (which we refer to as the “exchange ratio”). Assuming there is no downward adjustment to the merger consideration, the exchange ratio will be approximately 16.20 per share of KBC common stock that elects to receive the stock consideration.

In each case the merger consideration payable for each share of KBC common stock will be at the election of such KBC common stockholder, subject to procedures applicable to oversubscription and undersubscription for cash consideration described under “The Merger Agreement—Conversion of Shares; Election as to Form of Consideration; Exchange of Certificates” beginning on page 62. KBC common stockholders will make their election on a share by share basis.

The merger consideration payable is subject to a downward adjustment if the KBC adjusted shareholders’ equity is less than $29,293,303. For each dollar that the KBC adjusted shareholders’ equity is less than $29,293,303, the aggregate cash consideration will be reduced by $1.53. If there is a downward adjustment, the cash component of the merger consideration will be reduced and both the per share cash consideration and exchange ratio will be reduced. For a discussion of the possible downward adjustment to the cash component of the merger consideration, the KBC shareholders’ equity as of a recent date and KBC’s estimate of the KBC Merger Costs, see “Questions and Answers—What is a downward adjustment?” beginning on page 3 and “The Merger Agreement—Merger Consideration” beginning on page 57.

The amount of cash and stock that the stockholders of KBC will receive is subject to proration and adjustment in accordance with the terms of the merger agreement, which provides that in the aggregate, before making any possible adjustments to the merger consideration, the aggregate cash consideration will be approximately $16,771,050, or 37.2% of the total merger consideration, and the aggregate stock consideration will be approximately $28,312,988, or 62.8% of the total merger consideration. Although the per share cash consideration and per share stock consideration will be both be determined based on the same per share consideration value, because the price of EQBK common stock used to calculate the per share stock consideration is fixed at $34.49, the values of the two forms of consideration at the closing of the merger are not likely to be the same.

Equity will not issue any fractional shares of Equity common stock in the merger. KBC stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

Based on the number of shares of Equity common stock and KBC common stock outstanding as of February 9, 2018, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, approximately 94.7% of outstanding Equity common stock following the merger, and approximately 92.6% of outstanding Equity common stock following the merger and the Adams Merger (as defined below), will be held by stockholders who were holders of Equity common stock immediately prior to the effectiveness of the merger and approximately 5.3% of outstanding Equity common stock following the merger and 5.2% of outstanding Equity common stock following the merger and the Adams Merger will be held by stockholders who were holders of KBC common stock immediately prior to the effectiveness of the merger.

The KBC Board unanimously recommends that KBC stockholders vote “FOR” the Merger Proposal and the Adjournment Proposal (page 42)

The KBC Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of KBC and its stockholders and has unanimously approved the merger agreement. The KBC Board unanimously recommends that KBC stockholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. For the factors considered by the KBC Board in reaching its decision to approve the merger agreement, see “The Merger—KBC’s Reasons for the Merger; Recommendation of the KBC Board.”

Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of KBC have entered into a voting agreement with Equity, solely in their capacity as stockholders of KBC, pursuant to which they have agreed to vote in favor of the Merger Proposal and in favor of any other matter required to be approved by the stockholders of KBC to facilitate the transactions contemplated by the merger agreement. The parties to the voting agreement control approximately 74% of the outstanding shares of common stock of KBC and have agreed to vote such shares in favor of the Merger Proposal, which is sufficient to approve the Merger Proposal. For more information regarding the support agreements, see “The Merger Agreement—Director Support Agreements” and “The Merger Agreement—Voting Agreement.”

Opinion of KBC’s financial advisor (page 43 and Annex D)

In connection with the merger, KBC’s financial advisor, Sheshunoff & Co. Investment Banking, L.P. (which we refer to in this proxy statement/prospectus as “Sheshunoff”), delivered a written opinion, dated December 16, 2017, to the KBC Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of KBC common stock of the merger consideration in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sheshunoff in preparing the opinion, is attached as Annex D to this document. The opinion was for the information of, and was directed to, the KBC Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of KBC to engage in the merger or enter into the merger agreement or constitute a recommendation to the KBC Board in connection with the merger, and it does not constitute a recommendation to any holder of KBC common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter. For further information, please see the section entitled “The Merger—Opinion of KBC’s Financial Advisor” on page 43.

KBC will hold the KBC special meeting on March 23, 2018 (page 36)

The KBC special meeting will be held at the First National Bank of Liberal main bank Boardroom located at 1700 North Lincoln Avenue, Liberal, Kansas, at 10:00 a.m. local time, on March 23, 2018. At the KBC special meeting, KBC stockholders will be asked to approve the Merger Proposal and, if necessary, to approve the Adjournment Proposal.

Only holders of record of KBC common stock at the close of business on February 21, 2018, the KBC record date, will be entitled to notice of and to vote at the KBC special meeting. Each share of KBC common stock is entitled to one vote on each proposal to be considered at the KBC special meeting. As of the KBC record date, there were 80,696 shares of KBC common stock entitled to vote at the KBC special meeting. As of the KBC record date, the directors and executive officers of KBC and their affiliates beneficially owned and were entitled to vote, in the aggregate, 61,592 shares of KBC common stock representing approximately 76.3% of the shares of KBC common stock outstanding on that date.

The Merger Proposal will be approved if at least a majority of the outstanding shares of KBC common stock are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy, fail to vote in person at the KBC special meeting or fail to instruct your bank or broker how to vote with respect to the Merger Proposal, it will have the effect of a vote against the Merger Proposal.

The Adjournment Proposal will be approved if a majority shares entitled to vote on the subject matter and represented in person or by proxy at the KBC special meeting are voted in favor of the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy, fail to vote in person at the KBC special meeting or fail to instruct your bank or broker how to vote with respect to the Adjournment Proposal, it will have no effect on the proposal.

Material U.S. federal income tax consequences of the integrated mergers (page 78)

The obligation of Equity to complete the integrated mergers is conditioned on, among other things, the receipt by Equity of a tax opinion from Norton Rose Fulbright US LLP, dated as of the closing date of the integrated mergers, to the effect that, on the basis of facts, representations and assumptions described in such opinion, the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming that the integrated mergers taken together qualify as a reorganization within the meaning of Section 368(a) of the Code, it is anticipated that a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 78) of KBC common stock who exchanges KBC common stock for a combination of Equity common stock and cash should recognize gain (but not loss) in the exchange equal to the lesser of the cash received by such holder and the amount, if any, by which the cash plus the fair market value of Equity common stock received by such holder exceeds the tax basis of such holder’s KBC common stock surrendered in exchange therefor (in each case excluding cash received in lieu of a fractional share of Equity common stock). Further, a U.S. holder of KBC common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Equity common stock that the U.S. holder would otherwise be entitled to receive.

For further information, please see “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 78.

The U.S. federal income tax consequences described above may not apply to all holders of KBC common stock. Your tax consequences will depend on your individual situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the integrated mergers to you.

Interests of KBC directors and executive officers in the merger (page 52)

In considering the recommendation of the KBC Board with respect to the merger agreement, you should be aware that some of KBC’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the KBC stockholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of the KBC stockholders include:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of KBC against certain liabilities arising before the effective time of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of KBC.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of KBC who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to KBC or FNB for participation, vesting and benefit accrual purposes.

•	Employee Severance Benefits. Equity has agreed to provide certain severance benefits to KBC’s employees whose employment is terminated under the circumstances specified in the merger agreement.

•	Employment Agreement. Equity Bank has entered into an employment agreement with Tina M. Call to be effective as of the effective time of the merger.

Certain of the above payments are transaction expenses borne by KBC stockholders. These interests are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of KBC’s Directors and Executive Officers in the Merger” beginning on page 52. The KBC Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

KBC stockholders are entitled to demand appraisal rights (page 53 and Annex E)

KBC stockholders have the right to demand an appraisal of their shares of KBC common stock and obtain payment in cash of the fair value of their shares of KBC common stock under K.S.A. § 17-6712 et. seq. In order for a KBC stockholder to perfect such KBC stockholder’s appraisal rights, such KBC stockholder must carefully follow the procedure set forth in the applicable provisions of the K.S.A. A copy of the applicable statutory provisions of the K.S.A. is included as Annex E to this proxy statement/prospectus and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights in the Merger” beginning on page 53.

Conditions that must be satisfied or waived for the merger to occur (page 72)

Currently, KBC and Equity expect to complete the merger in the second calendar quarter of 2018. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Each party’s obligations under the merger agreement are conditioned upon (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) the performance in all material respects by the other party of its obligations under the merger agreement, (3) approval of the merger agreement by KBC’s stockholders, (4) receipt of required regulatory and other third-party consents or approvals, (5) no action having been taken and the absence of any statute, rule, regulation or order prohibiting the consummation of the merger,

(6) the receipt of required closing documents from the other party, (7) execution and delivery of an employment agreement for Tina M. Call, (8) the absence of any material adverse change with respect to the other party since September 30, 2017, and (9) the effectiveness of the registration statement of which this proxy statement/prospectus is a part.

KBC’s obligation to complete the merger is also subject to (1) the shares of Equity common stock to be issued pursuant to the merger agreement being approved for listing on Nasdaq and (2) Equity obtaining a three-year tail insurance coverage policy in accordance with the merger agreement.

Equity’s obligation to complete the merger is also subject to (1) receipt of releases from directors and certain officers of KBC, (2) the termination of certain employee benefit plans of KBC, (3) holders of not more than 5% of the outstanding shares of KBC common stock having duly exercised their dissenters’ rights under the K.S.A., (4) the KBC adjusted shareholders’ equity being at least $18,331,833, (5) receipt from KBC of a notice to the Internal Revenue Service (“IRS”) conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2) and a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and a Certificate of Non-Foreign Status, and (6) receipt of an opinion from Norton Rose Fulbright US LLP to the effect that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither KBC nor Equity can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the merger agreement (page 74)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and KBC;

•	by either KBC or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the conditions precedent to such party’s obligations to close have not been met or waived by June 30, 2018; provided, however, that such date may be extended to such later date as agreed upon by KBC and Equity;

•	by either Equity or KBC if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated by the merger agreement and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate the merger agreement pursuant to this provision is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

•	by either Equity or KBC if there has been any material adverse change with respect to the other party;

•

subject to certain cure rights, by Equity or KBC, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in the merger agreement or any other agreement contemplated in the merger agreement on the part of the other party to the merger agreement, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or inaccuracies of such representations and warranties), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, however, that the right to terminate the merger agreement under this provision shall not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement;

•	by Equity or KBC, if KBC does not receive the required stockholder approval at the KBC special meeting or any adjournment or postponement thereof; provided, however, that KBC may not terminate the merger agreement pursuant to this provision if KBC has breached in any material respect any of its obligations under the merger agreement, in each case in a manner that caused the failure to obtain the approval of the stockholders at the KBC special meeting, or at any adjournment or postponement thereof;

•	by KBC prior to obtaining the approval of the KBC stockholders at the KBC special meeting, and subject to the terms and conditions set forth in the merger agreement, in order to accept an alternative acquisition proposal;

•	by Equity if the KBC Board, prior to obtaining the approval of the KBC stockholders and in compliance with the procedures set forth in the merger agreement, approves, endorses or recommends an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation;

•	by Equity or KBC if the other party or its respective banking subsidiary enters into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity; or

•	by KBC, within two business days of the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date, if both (i) the volume weighted average closing price of Equity common stock during the twenty trading day period ending on the close of business on the day prior to the calculation date is less than $27.592, and (ii) Equity’s common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 20%; provided, however, that Equity has a right to cure by adjusting the exchange ratio or increasing the per share cash amount as provided in the merger agreement.

Termination fee (page 75)

If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of the KBC Board, KBC may be required to pay to Equity a termination fee equal to $1,500,000. This termination fee could discourage other companies from seeking to acquire or merge with KBC. Termination fees are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 75.

Regulatory approvals required for the merger (page 56)

Subject to the terms of the merger agreement, both KBC and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Board of Governors of the Federal Reserve System (or the Federal Reserve Bank of Kansas City under delegated authority) (the “Federal Reserve”) and the Office of the State Bank Commissioner of Kansas (“OSBC”). Equity has submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, each required governmental authority.

Although neither KBC nor Equity knows of any reason why it cannot obtain these regulatory approvals in a timely manner, KBC and Equity cannot be certain when or if they will be obtained.

The rights of KBC stockholders will change as a result of the merger (page 88)

The rights of KBC stockholders will change as a result of the merger due to differences in Equity’s and KBC’s governing documents. See “Comparison of Stockholders’ Rights” for a description of the material differences in stockholders’ rights under each of the Equity and KBC governing documents.

Risk factors (page 26)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

RECENT DEVELOPMENTS

Closing of Mergers with Cache Holdings, Inc. and Eastman National Bancshares, Inc.

On November 10, 2017, Equity completed its merger (which we refer to in this proxy statement/prospectus as the “Cache Merger”) with Cache Holdings, Inc., an Oklahoma corporation (which we refer to in this proxy statement/prospectus as “Cache”), pursuant to the terms of the Agreement and Plan of Reorganization, dated July 14, 2017, by and between Equity and Cache. As of September 30, 2017, Cache reported, on a consolidated basis, total assets of $329.92 million, total loans of $305.24 million, total deposits of $277.53 million and total shareholders’ equity of $36.26 million. Pursuant to the terms of the definitive agreement governing the Cache Merger, Equity issued approximately 1,195,952 shares of common stock and paid approximately $12,877,537 in cash to the existing shareholders of Cache.

Also on November 10, 2017, Equity completed its merger (which we refer to in this proxy statement/prospectus as the “Eastman Merger”) with Eastman National Bancshares, Inc., an Oklahoma corporation (which we refer to in this proxy statement/prospectus as “Eastman”), pursuant to the terms of the Agreement and Plan of Reorganization, dated July 14, 2017, by and among Equity, ENB Merger Sub, Inc., an Oklahoma corporation and wholly-owned subsidiary of Equity, and Eastman. As of September 30, 2017, Eastman reported, on a consolidated basis, total assets of $257.52 million, total loans of $182.74 million, total deposits of $219.85 million and total shareholders’ equity of $26.47 million. Pursuant to the terms of the definitive agreement governing the Eastman Merger, Equity issued approximately 1,179,793 shares of common stock and paid approximately $9,399,671 in cash to the existing shareholders of Eastman.

As of September 30, 2017, on a pro forma basis after giving effect to the Cache Merger and Eastman Merger, Equity had total assets of $3.01 billion, total loans of $1.99 billion, and total shareholders’ equity of $367.73 million. Additional information regarding the Cache Merger and Eastman Merger, including the full unaudited pro forma combined consolidated balance sheet as of September 30, 2017, and the unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2017, and the year ended December 31, 2016, including certain assumptions and adjustments described in the notes thereto, giving effect to the closing of the Cache Merger and Eastman Merger, may be found in Equity’s current report on Form 8-K filed with the SEC on February 7, 2018.

Adams Dairy Bancshares, Inc. Acquisition

On December 16, 2017, Equity entered into an Agreement and Plan of Reorganization (the “Adams Agreement”), by and among Equity, Abe Merger Sub, a Missouri corporation and a wholly-owned subsidiary of Equity, and Adams Dairy Bancshares, Inc., a Missouri corporation (“Adams”).

Subject to the terms and conditions set forth in the Adams Agreement, Abe Merger Sub, Inc. will merge with and into Adams (the “Adams Merger”), with Adams continuing as the surviving corporation and a wholly-owned subsidiary of Equity. Following the Adams Merger, Equity will cause Adams to merge with and into Equity, with Equity surviving (the “Second Step Adams Merger”). Following the Second Step Adams Merger, or at such later time as Equity may determine, Adams Dairy Bank, a Missouri state-chartered bank and wholly-owned subsidiary of Adams, will merge with and into Equity Bank, a Kansas state bank and wholly-owned subsidiary of Equity, with Equity Bank surviving.

Subject to the terms and conditions set forth in the Adams Agreement, at the effective time of the Adams Merger, each outstanding share of common stock, par value $0.01 per share, of Adams (“Adams Common Stock”) will be converted into the right to receive their proportionate share of the merger consideration. As of December 16, 2017, the merger consideration has an aggregate value of approximately $15,825,000 under the terms of the Adams Agreement and will be paid in a combination of Equity common stock and cash.

Shareholders of Adams will have the right to receive (i) 0.4791 shares of Equity common stock, and (ii) $5.51, in cash, subject to adjustment, for each share of Adams common stock that they hold. The merger consideration is subject to downward adjustment based upon Adams’s consolidated capital, surplus and retained earnings accounts less all intangible assets, and adjusted to reflect certain merger costs and other specified items (“Adams Equity”), calculated prior to the closing.

The Adams Agreement contains customary representations and warranties from both Equity and Adams, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Adams Agreement and the closing of the Adams Merger, Adams’s obligation to recommend that its shareholders approve the Adams Agreement and the transactions contemplated thereby, and Adams’s non-solicitation obligations relating to alternative acquisition proposals.

Completion of the Adams Merger is subject to certain customary conditions, including, among others, (1) approval of the Adams Agreement by Adams’s shareholders, (2) receipt of required regulatory and other third-party consents or approvals, (3) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Adams Merger, (4) the Registration Statement on Form S-4 (the “Adams Registration Statement”) becoming effective under the Securities Act, and (5) authorization for listing on the Nasdaq of the shares of Equity Class A common stock to be issued in the Adams Merger. Each party’s obligation to complete the Adams Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Adams Agreement, (iii) the delivery of required closing documents by the other party, and (iv) receipt by Equity of an opinion from its counsel to the effect that the Adams Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Equity’s obligation to complete the Adams Merger is also subject to (1) the Adams Equity, after adjusting for the items specified in the Adams Agreement, being at least $5,709,750 and (2) holders of not more than 5% of the outstanding shares of Adams Common Stock having duly exercised their dissenters’ rights.

The Adams Agreement provides certain termination rights for both Equity and Adams and further provides that upon termination of the Adams Agreement under certain circumstances, a termination fee of $850,000 will be payable by Adams to Equity. The Adams Agreement also provides that Adams may terminate the Adams Agreement if, subject to the terms of the Adams Agreement, both (i) the volume weighted average closing price of Equity’s Class A common stock during the twenty trading day period ending on the close of business on the day prior to the fifth business day preceding the closing date is less than $27.592 and (ii) the Equity Class A common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 20% (the “Adams VWAP Termination Right”). If Adams exercises the Adams VWAP Termination Right, it would not receive any termination fee or any other amounts from Equity.

Additional information on Equity’s acquisition of Adams may be found in Equity’s reports filed with the SEC, including the Form 8-K filed with the SEC on December 18, 2017 and Form S-4 filed with the SEC on February 8, 2018.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EQUITY

The following table sets forth selected historical consolidated financial and other data (i) as of and for the nine months ended September 30, 2017 and 2016 and (ii) as of and for the years ended December 31, 2016, 2015 and 2014. Selected consolidated financial data as of and for the years ended December 31, 2016, 2015 and 2014 have been derived from Equity’s audited financial statements which are incorporated by reference in this proxy statement/prospectus. Selected financial data as of and for the nine months ended September 30, 2017 and 2016 have been derived from Equity’s unaudited financial statements incorporated by reference in this proxy statement/prospectus and have not been audited but, in the opinion of Equity’s management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly Equity’s financial position and results of operations for such periods in accordance with GAAP. Equity’s historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from Equity’s audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted.

The table does not take into account the completion on November 10, 2017 of Equity’s mergers with Cache and Eastman. Pro forma information giving effect to the closing of such mergers and historical financial statements of Cache and Eastman may be found in Equity’s Current Report on Form 8-K filed with the SEC on February 7, 2018. For more information on developments occurring subsequent to September 30, 2017, see “Recent Developments” beginning on page 18.

(Dollars in thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Statement of Income Data
Interest and dividend income	$24,588	$14,250	$61,799	$53,028	$46,794
Interest expense	4,267	2,268	9,202	6,766	5,433
Net interest income	20,321	11,982	52,597	46,262	41,361
Provision for loan losses	727	104	2,119	3,047	1,200
Net gain on acquisition	—	—	—	682	—
Net gain from securities transactions	175	—	479	756	986
Other non-interest income	3,860	2,527	9,987	8,364	7,688
Merger expense	1,023	237	5,294	1,691	—
Loss on debt extinguishment	—	—	58	316	—
Other non-interest expense	15,365	10,497	41,723	36,568	35,645
Income before income taxes	7,241	3,671	13,869	14,442	13,190
Provision for income taxes	2,084	1,000	4,495	4,142	4,203
Net income	5,157	2,671	9,374	10,300	8,987
Dividends and discount accretion on preferred stock	—	—	(1)	(177)	(708)
Net income allocable to common stockholders	5,157	2,671	9,373	10,123	8,279
Basic earnings per share	0.42	0.32	1.09	1.55	1.31
Diluted earnings per share	0.41	0.32	1.07	1.54	1.30

Balance Sheet Data (at period end)
Cash and cash equivalents	$27,465	$21,847	$35,095	$56,829	$31,707
Available-for-sale securities	81,116	102,391	95,732	130,810	52,985
Held-to-maturity securities	528,944	349,915	465,709	310,539	261,017
Loans held for sale	4,283	3,071	4,830	3,504	897
Gross loans held for investment	1,540,761	956,070	1,383,605	960,355	725,876

(Dollars in thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Allowance for loan losses	7,969	6,080	6,432	5,506	5,963
Loans held for investment, net of allowance for loan losses	1,532,792	949,990	1,377,173	954,849	719,913
Goodwill and core deposit intangibles, net	70,063	19,419	63,589	19,679	19,237
Other intangible assets	1,290	25	23	29	—
Total assets	2,405,426	1,557,082	2,192,192	1,585,727	1,174,515
Total deposits	1,868,493	1,177,732	1,630,451	1,215,914	981,177
Borrowings	235,098	203,569	293,909	194,064	70,370
Total liabilities	2,113,591	1,395,834	1,934,228	1,418,494	1,056,786
Total shareholders’ equity	291,835	161,248	257,964	167,233	117,729
Tangible common equity*	220,482	141,804	194,352	131,153	82,133

Performance ratios
Return on average assets (ROAA) annualized	0.85%	0.64%	0.55%	0.75%	0.78%
Return on average equity (ROAE) annualized	7.08%	6.65%	5.55%	8.19%	7.30%
Return on average tangible common equity (ROATCE) annualized*	9.71%	7.94%	6.75%	9.66%	9.99%
Yield on loans annualized	5.30%	4.72%	4.98%	5.31%	5.63%
Cost of interest-bearing deposits annualized	0.82%	0.66%	0.65%	0.55%	0.49%
Net interest margin annualized	3.68%	3.06%	3.30%	3.65%	3.92%
Efficiency ratio*	63.54%	72.35%	66.67%	66.94%	72.67%
Non-interest income / average assets annualized	0.67%	0.60%	0.61%	0.71%	0.75%
Non-interest expense / average assets annualized	2.71%	2.56%	2.74%	2.81%	3.08%

Capital Ratios
Tier 1 Leverage Ratio	10.32%	9.42%	11.81%	9.47%	9.62%
Common Equity Tier 1 Capital Ratio	13.33%	13.57%	13.34%	12.35%	N/A
Tier 1 Risk Based Capital Ratio	14.15%	14.45%	14.25%	13.85%	13.16%
Total Risk Based Capital Ratio	14.62%	15.02%	14.67%	14.35%	13.86%
Equity / Assets	12.13%	10.36%	11.77%	10.55%	10.02%
Tangible common equity to tangible assets*	9.45%	9.22%	9.13%	8.37%	7.11%
Book value per share	$23.86	$19.62	$22.09	$18.37	$16.71
Tangible book value per share*	$18.03	$17.25	$16.64	$15.97	$13.54
Tangible common book value per diluted share*	$17.64	$16.95	$16.37	$15.74	$13.07

*	Indicates non-GAAP financial measure. Please refer to explanation below.

Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in Equity’s selected historical consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include tangible common equity, return on average tangible common equity, efficiency ratio, tangible book value per share, and tangible common equity to tangible assets. Equity’s management uses the non-GAAP financial measures set forth below in its analysis of Equity’s performance.

•	“Tangible common equity” is total shareholders’ equity less goodwill, other intangible assets and preferred stock.

•	“Tangible book value per share” is defined as tangible common equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

•	“Tangible common equity to tangible assets” is defined as the ratio of shareholders’ equity less goodwill, other intangible assets and preferred stock, divided by total assets less goodwill and other intangible assets.

•	“Average tangible common equity” is defined as the average of Equity’s tangible common equity for the applicable period.

•	“Return on average tangible common equity,” or ROATCE, is defined as net income available to common stockholders divided by average tangible common equity.

•	“Efficiency ratio” is defined as noninterest expense not including loss on extinguishment of debt, divided by Equity’s operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on sales of securities. This ratio measures Equity’s efficiency by the amount of revenue generated for each dollar spent.

Equity believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to Equity’s financial condition, results of operations and cash flows computed in accordance with GAAP. However, Equity acknowledge that its non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures.

Non-GAAP Financial Measures

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share (dollars in thousands, except per share data):

	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014
Total shareholders’ equity	$291,835	$161,248	$257,964	$167,233	$117,729
Less: preferred stock	—	—	—	16,372	16,359
Less: goodwill	64,587	18,130	58,874	18,130	18,130
Less: core deposit intangibles, net	5,476	1,289	4,715	1,549	1,107
Less: mortgage servicing asset, net	19	25	23	29	—
Less: naming rights, net	1,271	—	—	—	—

Tangible common equity	$220,482	$141,804	$194,352	$131,153	$82,133

Common shares outstanding at period end	12,230,319	8,219,415	11,680,308	8,211,727	6,067,511

Diluted common shares outstanding at period end	12,501,484	8,365,283	11,873,480	8,332,762	6,285,628

Book value per common share	$23.86	$19.62	$22.09	$18.37	$16.71

Tangible book value per common share	$18.03	$17.25	$16.64	$15.97	$13.54

Tangible book value per diluted common share	$17.64	$16.95	$16.37	$15.74	$13.07

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and total assets to tangible assets (dollars in thousands):

	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014
Total shareholders’ equity	$291,835	$161,248	$257,964	$167,233	$117,729
Less: preferred stock	—	—	—	16,372	16,359
Less: goodwill	64,587	18,130	58,874	18,130	18,130
Less: core deposit intangibles, net	5,476	1,289	4,715	1,549	1,107
Less: mortgage servicing asset, net	19	25	23	29	—
Less: naming rights, net	1,271	—	—	—	—

Tangible common equity	$220,482	$141,804	$194,352	$131,153	$82,133

Total assets	$2,405,426	$1,557,082	$2,192,192	$1,585,727	$1,174,515
Less: goodwill	64,587	18,130	58,874	18,130	18,130
Less: core deposit intangibles, net	5,476	1,289	4,715	1,549	1,107
Less: mortgage servicing asset, net	19	25	23	29	—
Less: naming rights, net	1,271	—	—	—	—

Tangible assets	$2,334,073	$1,537,638	$2,128,580	$1,566,019	$1,155,278

Equity / assets	12.13%	10.36%	11.77%	10.55%	10.02%

Tangible common equity to tangible assets	9.45%	9.22%	9.13%	8.37%	7.11%

The following table reconciles, as of the dates set forth below, total average shareholders’ equity to average tangible common equity and net income allocable to common stockholders to adjusted net income allocable to common stockholders (dollars in thousands):

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Total average shareholders’ equity	$289,007	$159,887	$168,823	$125,808	$123,181
Less: average intangible assets and preferred stock	71,465	23,116	25,883	19,165	37,924

Average tangible common equity	$217,542	$136,771	$142,940	$106,643	$85,257

Net income allocable to common stockholders	$5,157	$2,671	$9,373	$10,123	$8,279
Amortization of core deposit intangible	256	88	419	275	363
Less: Tax effect of core deposit intangible amortization	90	31	147	96	127

Adjusted net income allocable to common stockholders	$5,323	$2,728	$9,645	$10,302	$8,515

Return on average equity (ROAE) annualized	7.08%	6.65%	5.55%	8.19%	7.30%

Return on average tangible common equity (ROATCE) annualized	9.71%	7.94%	6.75%	9.66%	9.99%

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio (dollars in thousands):

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014
Non-interest expense	$16,388	$10,734	$47,075	$38,575	$35,645
Less: merger expenses	1,023	237	5,294	1,691	—
Less: loss on debt extinguishment	—	—	58	316	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$15,365	$10,497	$41,723	$36,568	$35,645

Net interest income	$20,321	$11,982	$52,597	$46,262	$41,361

Non-interest income	$4,035	$2,527	$10,466	$9,802	$8,674
Less: net gain from securities transactions	175	—	479	756	986
Less: net gain on acquisition	—	—	—	682	—

Non-interest income, excluding net gains on security transactions and on acquisition	$3,860	$2,527	$9,987	$8,364	$7,688

Non-interest expense to net interest income plus non-interest income	67.29%	73.98%	74.65%	68.81%	71.24%

Efficiency Ratio	63.54%	72.35%	66.67%	66.94%	72.67%

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/prospectus, including the matters addressed under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 33 and the matters discussed under the caption “Risk Factors” in the Annual Report on Form 10-K filed by Equity for the fiscal year ended December 31, 2016, as updated by subsequent Form 10-Q filings and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank.

Risks Relating to the Merger

The merger may not be completed.

Completion of the merger is subject to regulatory approval. Equity may not receive the required regulatory approvals. If Equity does not obtain the required regulatory approvals, the merger will not be completed. If such regulatory approvals are received, they may impose conditions that would result in certain closing conditions of the merger not being satisfied or may not be received timely.

The consummation of the merger is also subject to other conditions precedent described in the merger agreement. If a condition of either party is not satisfied, such party may be able to terminate the merger agreement and, in such case, the merger would not be consummated. If all of the conditions precedent in the merger agreement are not satisfied, the merger may not be completed.

The sum of KBC’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that KBC stockholders would be entitled to receive.

The aggregate amount of the cash portion of the merger consideration that would be eligible for election by KBC stockholders in the merger will be reduced by $1.53 for each dollar that the KBC adjusted shareholders’ equity is less than $29,293,303. As a result, the cash component of the merger consideration will be reduced and both the per share cash consideration and exchange ratio will be reduced. KBC’s adjusted shareholders’ equity will depend in part on the results of KBC’s business operations and the management of merger-related expenses by KBC prior to the closing of the merger. In particular, any actual losses or mark-to-market adjustments required by GAAP to KBC’s securities portfolio will increase the KBC Merger Costs and reduce the merger consideration. KBC’s securities portfolio is subject to volatile market forces beyond the control of KBC and losses or mark-to-market adjustments may be significant. If KBC’s earnings are less than it expects or if the KBC Merger Costs are greater than KBC expects, the KBC adjusted shareholders’ equity may be less than $29,293,303. Preparing for integration of the merger may have a negative impact on KBC’s results of operations, and the merger-related expenses for which KBC will be liable are difficult to predict. As of December 31, 2017, the most recent practicable date before the printing of this proxy statement/prospectus, KBC shareholders’ equity was $31.6 million. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 57. Accordingly, at the time KBC stockholders vote with respect to the Merger Proposal, they will not know the exact value of the aggregate cash portion of the merger consideration they will be entitled to receive in the merger.

Preparing for the merger may negatively impact KBC’s operating results and, as a result, the amount of the cash portion of the merger consideration that KBC stockholders would be entitled to receive.

KBC is taking various actions, as required by the merger agreement, to prepare for the merger and expects to continue to do so prior to the closing of the merger. These actions include participating in preparing regulatory filings for the merger, meeting with customers and employees to discuss the merger, and preparing for systems conversion related to the merger. These items may distract KBC’s management from pursuing the business strategy that KBC has historically employed. In addition, the merger agreement places certain restrictions on the ability of KBC to engage in certain transactions without KBC obtaining the consent of Equity prior to taking certain actions. Finally, KBC will be liable for certain merger-related expenses prior to the closing of the merger. Additional discussion of KBC’s covenants made in connection with the merger agreement are discussed more fully in “The Merger Agreement—Covenants and Agreements,” beginning on page 67. These factors may impact KBC’s profitability and these one-time expenses could result in KBC’s non-interest expenses being higher than historical levels prior to the consummation of the merger. Accordingly, the results of KBC’s operations prior to KBC’s entry into the merger agreement may not have any predictive value relating to, or be representative of, KBC’s operating results and profitability following its entry into the merger agreement. Lower profits and higher expenses may adversely affect KBC’s capital, surplus, and retained earnings prior to the consummation of the merger, which may limit how much cash, if any, will be paid to KBC’s stockholders as merger consideration.

KBC common stockholders may receive a form of merger consideration different from what they elect.

Although each KBC common stockholder may elect to receive the cash consideration, the stock consideration or mixed consideration in the merger, the aggregate amount of cash consideration will be fixed (assuming there is no downward adjustment) and equal $16,771,050. Accordingly, depending on the elections made by other KBC common stockholders, a KBC common stockholder might receive a portion of the merger consideration in the form such holder did not elect. See “The Merger Agreement—Merger Consideration.”

If a KBC common stockholder does not submit a properly completed and signed form of election to the exchange agent by the election deadline, then such holder will have no control over the type of merger consideration such holder may receive. Generally, in the event one form of merger consideration is undersubscribed, shares of KBC common stock for which no election has been validly made will be allocated to that form of merger consideration before shares of KBC common stock electing the oversubscribed form of merger consideration will be allocated the undersubscribed form of merger consideration pursuant to the proration and adjustment procedures set forth in the merger agreement. Accordingly, while electing one form of merger consideration will not guarantee a KBC common stockholder will receive that form of merger consideration for all of such holder’s shares of KBC common stock, in the event proration is necessary, electing shares will have a priority over “non-election” shares.

No fractional shares of Equity common stock will be issued in the merger, and KBC common stockholders will receive cash in lieu of any fractional shares of Equity common stock.

If you deliver shares of KBC common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a holder of KBC common stock and want to elect to receive the cash consideration, stock consideration or mixed consideration in the merger, you will have to deliver your stock certificate(s), if any, and a properly completed form of election by the election deadline. Following the delivery of a completed form of election, you will not be able to transfer such shares unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in KBC common stock for any reason until you receive the merger consideration. In the time between the election deadline and the closing of the merger, the trading price of Equity common stock may decrease, and you might otherwise want to sell your shares of KBC common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to events not within the control of Equity or KBC, such as delays in obtaining regulatory approvals.

Because the market price of Equity common stock will fluctuate, KBC stockholders cannot be certain of the market value of the merger consideration they will receive.

The market value of the stock consideration will vary from the closing price of Equity common stock on the date Equity and KBC announced the merger, on the date that this proxy statement/prospectus is mailed to KBC stockholders, on the date of the KBC special meeting and on the date the merger is completed and thereafter. Any change in the market price of Equity common stock prior to the completion of the merger will affect the market value of the equity component of the merger consideration that KBC stockholders will be entitled to elect to receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Equity common stock. Stock price changes may result from a variety of factors that are beyond the control of Equity, including, but not limited to, general market and economic conditions, changes in Equity’s business, operations and prospects and regulatory considerations.

Therefore, at the time of the KBC special meeting you will not know the precise market value of the merger consideration you will be entitled to receive at the effective time if you elect to receive Equity common stock for all or a portion of your shares of KBC common stock. The closing price of Equity common stock was $35.10 on Nasdaq on December 15, 2017, the last trading day before public announcement of the merger and the closing price of Equity common stock was $36.30 on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus. We urge you to obtain current market quotations for Equity common stock (trading symbol “EQBK”).

There are no current market quotations for KBC common stock because KBC is a privately owned corporation and its common stock is not traded on any established public trading market.

The market price of Equity common stock after the merger may be affected by factors different from those affecting the shares of KBC or Equity currently.

Upon completion of the merger, holders of KBC common stock will become holders of Equity common stock. Equity’s business differs in important respects from that of KBC, and, accordingly, the results of operations of the combined company and the market price of Equity common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Equity and KBC. For a discussion of the business of KBC and of some important factors to consider in connection with its business, see “Information About KBC” beginning on page 84.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Equity must obtain approvals from the Federal Reserve and the OSBC. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, waivers or consents, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 55. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approvals, waivers or consents, or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 55.

Combining the two companies, including the retention of key employees, may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Equity and KBC have operated and, until the completion of the merger, will continue to operate, independently and may not begin the actual integration process. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Equity’s ability to successfully combine and integrate the businesses of Equity and KBC in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Equity’s ability to successfully conduct its business, which could have an adverse effect on Equity’s financial results and the value of its common stock. If Equity experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that can cause Equity and/or KBC to lose customers or cause customers to remove their accounts from Equity and/or KBC and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of KBC and Equity during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

Certain of KBC’s directors and executive officers may have interests in the merger that may differ from the interests of KBC’s stockholders.

KBC’s stockholders should be aware that some of KBC’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of KBC’s stockholders generally. The KBC Board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that KBC’s stockholders vote in favor of approving the merger agreement.

These interests include the following:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of KBC against certain liabilities arising before the effective time of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of KBC.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of KBC who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to KBC or FNB for participation, vesting and benefit accrual purposes.

•	Employee Severance Benefits. Equity has agreed to provide certain severance benefits to KBC’s employees whose employment is terminated under the circumstances specified in the merger agreement.

•	Employment Agreement. Equity Bank has entered into an employment agreement with Tina M. Call to be effective as of the effective time of the merger.

For a more complete description of these interests, see “The Merger—Interests of KBC’s Directors and Executive Officers in the Merger” beginning on page 52.

Termination of the merger agreement could negatively impact both KBC and Equity.

If the merger agreement is terminated, there may be various consequences. For example, KBC’s or Equity’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Equity’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, KBC may be required to pay to Equity a termination fee of $1,500,000.

KBC and Equity will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on KBC or Equity. These uncertainties may impair KBC’s or Equity’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with KBC or Equity to seek to change existing business relationships with KBC or Equity. Retention of certain employees by KBC or Equity may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with KBC or Equity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with KBC or Equity, KBC’s business or Equity’s business could be harmed. In addition, subject to certain exceptions, KBC and Equity have each agreed to operate its business in the ordinary course prior to Closing and agreed to certain restrictive covenants. See “The Merger Agreement—Covenants and Agreements” beginning on page 67 for a description of the restrictive covenants applicable to KBC and Equity.

If the merger is not completed, Equity and KBC will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Equity and KBC has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Equity and KBC would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits KBC’s ability to pursue acquisition proposals and requires KBC to pay a termination fee of $1,500,000 under limited circumstances, including circumstances relating to acquisition proposals for KBC.

The merger agreement prohibits KBC from initiating, soliciting or knowingly encouraging certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 71. The merger agreement also provides that KBC must pay a termination fee in the amount of $1,500,000 in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation of the KBC Board in connection with a third-party acquisition proposal. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of KBC from considering or proposing such an acquisition. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 75.

The shares of Equity common stock to be received by KBC stockholders as a result of the merger will have different rights from the shares of KBC common stock.

Upon completion of the merger, KBC stockholders will become Equity stockholders and their rights as Equity stockholders will be governed by the K.S.A., Equity’s Second Amended and Restated Articles of

Incorporation (which we refer to in this proxy statement/prospectus as the “Equity articles”) and Equity’s Amended and Restated Bylaws (which we refer to in this proxy statement/prospectus as the “Equity bylaws”). The rights associated with KBC common stock are different from the rights associated with Equity common stock. Please see “Comparison of Stockholders’ Rights” beginning on page 88 for a discussion of the different rights associated with Equity common stock.

Holders of KBC and Equity common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of KBC common stock and Equity common stock currently have the right to vote in the election of the board and on other matters affecting KBC and Equity, respectively. Upon the completion of the merger, each KBC stockholder who receives shares of Equity common stock will become a stockholder of Equity with a percentage ownership of Equity that is smaller than the stockholder’s percentage ownership of KBC. As of the date of this proxy statement/prospectus, it is currently expected that the former stockholders of KBC as a group will receive shares in the merger constituting approximately 5.3% of the outstanding shares of Equity common stock immediately after the merger and approximately 5.2% of the outstanding shares of Equity common stock after the merger and the Adams Merger. As a result, current holders of Equity common stock as a group will own approximately 94.7% of the outstanding shares of Equity common stock immediately after the merger and approximately 92.6% of the outstanding shares of Equity common stock after the merger and the Adams Merger. Because of this, KBC stockholders may have less influence on the management and policies of Equity than they now have on the management and policies of KBC and current Equity stockholders may have less influence than they now have on the management and policies of Equity.

The appraisal rights process is uncertain.

KBC stockholders may or may not be entitled to receive more than the amount provided for in the merger agreement for their shares of KBC common stock if they elect to exercise their appraisal rights with respect to the proposed merger, depending on the appraisal of the fair value of the KBC common stock pursuant to the appraisal procedures under the K.S.A. See “The Merger—Appraisal Rights in the Merger” beginning on page 53 and Annex E. For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your appraisal rights with respect to the merger may be more or less than the value of the merger consideration to be paid pursuant to the merger agreement. In addition, it is a closing condition of the merger agreement that the holders of not more than 5% of the outstanding shares of KBC common stock shall have exercised their statutory appraisal rights under the K.S.A. The number of shares of KBC common stock that will exercise appraisal rights under the K.S.A. is not known and therefore we do not know whether this closing condition will be satisfied.

The opinion of KBC’s financial advisor received by the KBC Board prior to the signing of the merger agreement does not reflect changes in circumstances since the date of such opinion.

The opinion of KBC’s financial advisor received by the KBC Board was delivered on December 16, 2017. Changes in the operations and prospects of Equity or KBC, general market and economic conditions and other factors that may be beyond the control of Equity or KBC may significantly alter the value of KBC or the price of Equity common stock by the time the merger is completed. The opinion does not speak as of the date of this proxy statement/prospectus, the time the merger will be completed or as of any date other than the date of such opinion.

Litigation may be filed against KBC, Equity or their respective boards of directors or officers, which could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

Lawsuits may be filed against KBC, Equity or their respective boards of directors or officers in connection with the merger, which could prevent or delay completion of the merger and result in substantial costs to KBC and Equity, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Equity’s business, financial condition, results of operations and cash flows following completion of the merger.

Equity’s historical and pro forma combined condensed consolidated financial information may not be representative of its results as a combined company.

The pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus is constructed from the consolidated historical financial statements of Equity, Cache and Eastman, and does not purport to be indicative of the future results of operations of the combined companies. Therefore, Equity’s pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus may not be representative of Equity’s results as a combined company. The pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus is also based in part on certain assumptions regarding the Cache Merger and Eastman Merger and the transactions relating thereto that Equity believes are reasonable. Equity cannot assure you, however, that its assumptions will prove to be accurate. Accordingly, the historical and pro forma combined condensed consolidated financial information included and incorporated by reference in this proxy statement/prospectus may not be indicative of what its results of operations and financial condition would have been had Equity been a consolidated entity during the periods presented, or what Equity’s results of operations and financial conditions will be in the future. The challenge of integrating previously independent businesses makes evaluating Equity’s business and its future financial prospects difficult. Equity’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Future sales or the possibility of future sales of a substantial amount of Equity common stock may depress the price of shares of Equity common stock.

Future sales or the availability for sale of substantial amounts of Equity common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of Equity common stock and could impair Equity’s ability to raise capital through future sales of equity securities.

Equity’s certificate of formation authorizes us to issue up to 45,000,000 shares of Class A common stock and up to 5,000,000 shares of Class B common stock. Immediately after the completion of this merger, Equity expects that approximately 15,246,511 shares of Class A common stock and no shares of Class B common stock will be outstanding, excluding the approximately 344,132 shares of Class A common stock expected to be issued in connection with Equity’s merger with Adams pursuant to that certain Agreement and Plan of Reorganization, dated December 16, 2017, by and among Equity, Adams and Abe Merger Sub, Inc. Sales of a substantial number of shares of Equity common stock, or the perception that such sales may occur, may adversely impact the price of Equity common stock.

Equity may issue shares of Equity common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of Equity common stock, or the number or aggregate principal amount, as the case may be, of other securities that Equity may issue may in turn be substantial. Equity may also grant registration rights covering those shares of Equity common stock or other securities in connection with any such acquisitions and investments.

Equity cannot predict the size of future issuances of Equity common stock or the effect, if any, that future issuances and sales of Equity common stock will have on the market price of Equity common stock. Sales of substantial amounts of Equity common stock (including shares of Equity common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for Equity common stock and could impair Equity’s ability to raise capital through future sales of Equity securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Equity’s and KBC’s current views with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s and KBC’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s and KBC’s control. Accordingly, Equity and KBC caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity and KBC believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Risk Factors” section of this proxy statement/prospectus.

There are or will be important factors that could cause Equity’s and KBC’s actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	an economic downturn, especially one affecting Equity’s or KBC’s core market areas;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of Equity’s and KBC’s loan portfolio is secured by real estate;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	interest rate fluctuations, which could have an adverse effect on Equity’s and KBC’s profitability;

•	the effects of the Tax Cuts and Jobs Act of 2017;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on Equity’s and KBC’s financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than Equity and KBC;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	losses resulting from a decline in the credit quality of the assets that Equity and KBC hold;

•	inadequacies in Equity’s and KBC’s allowance for loan losses, which could require Equity or KBC to take a charge to earnings and thereby adversely affect Equity’s or KBC’s financial condition;

•	inaccuracies or changes in the appraised value of real estate securing the loans that Equity or KBC originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	the costs of integrating the businesses Equity acquires, including the costs of integrating KBC or Adams, which may be greater than expected;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity resulting from decreased loan repayment rates, lower deposit balances, or other factors;

•	restraints on the ability of banks to pay dividends to bank holding companies, which could limit liquidity;

•	the loss of large loan and depositor relationships;

•	limitations on Equity’s and KBC’s ability to lend and to mitigate the risks associated with Equity’s and KBC’s lending activities as a result of Equity’s and KBC’s size and capital position;

•	additional regulatory requirements and restrictions on our business, which could impose additional costs;

•	increased capital requirements imposed by banking regulators, which may require raising capital at a time when capital is not available on favorable terms or at all;

•	a failure in the internal controls Equity and KBC have implemented to address the risks inherent to the business of banking;

•	inaccuracies in assumptions about future events, which could result in material differences between financial projections and actual financial performance;

•	the departure of key members of Equity or KBC management personnel or the inability to hire qualified management personnel;

•	the disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, information technology systems;

•	unauthorized access to nonpublic personal information of customers, which could expose Equity or KBC to litigation or reputational harm;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of Equity’s or KBC’s critical processing functions;

•	the occurrence of adverse weather or manmade events, which could negatively affect Equity’s and KBC’s core markets or disrupt Equity’s or KBC’s operations;

•	an increase in FDIC deposit insurance assessments, which could adversely affect Equity’s and KBC’s earnings;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies; and

•	other factors that are discussed in “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this proxy statement/prospectus. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from what Equity and KBC anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity and KBC do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible to predict those events or how they may affect it. In addition, Equity and KBC cannot assess the impact of each factor on Equity’s and KBC’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity and KBC or persons acting on Equity’s or KBC’s behalf may issue.

THE KBC SPECIAL MEETING

This section contains information for KBC stockholders about the KBC special meeting that KBC has called to allow its stockholders to consider and vote on the Merger Proposal. KBC is mailing this proxy statement/prospectus to you, as a KBC stockholder, on or about February 23, 2018. This proxy statement/prospectus is accompanied by a notice of the KBC special meeting, a form of proxy card that the KBC Board is soliciting for use at the KBC special meeting and at any adjournments or postponements of the KBC special meeting and the form of election.

Date, Time and Place of the KBC Special Meeting

The KBC special meeting will be held at the First National Bank of Liberal main bank Boardroom located at 1700 North Lincoln Avenue, Liberal, Kansas, at 10:00 a.m. local time, on March 23, 2018. On or about February 23, 2018, KBC will commence mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the KBC special meeting.

Matters to Be Considered

At the KBC special meeting, you, as a KBC stockholder, will be asked to consider and vote upon the following matters:

•	the Merger Proposal; and

•	the Adjournment Proposal.

Completion of the merger is conditioned on, among other things, KBC stockholder approval of the Merger Proposal. No other business may be conducted at the KBC special meeting.

Recommendation of the KBC Board

On December 16, 2017, the KBC Board unanimously approved the merger agreement and the transactions contemplated thereby. Based on KBC’s reasons for the merger described in the section of this proxy statement/prospectus entitled “The Merger—KBC’s Reasons for the Merger; Recommendation of the KBC Board” beginning on page 42, the KBC Board believes that the merger is in the best interests of the KBC stockholders.

Accordingly, the KBC Board recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

KBC Record Date and Quorum

The KBC Board has fixed the close of business on February 21, 2018 as the KBC record date for determining the holders of KBC common stock entitled to receive notice of and to vote at the KBC special meeting.

As of the KBC record date, there were 80,696 shares of KBC common stock outstanding and entitled to notice of, and to vote at, the KBC special meeting or any adjournment thereof, and such outstanding shares of KBC common stock were held by approximately 51 holders of record. Each share of KBC common stock entitles the holder to one vote at the KBC special meeting on each proposal to be considered at the KBC special meeting.

No business may be transacted at the KBC special meeting unless a quorum is present. The presence (in person or by proxy) of holders of at least a majority of the outstanding shares of KBC common stock entitled to be voted at the KBC special meeting constitutes a quorum for transacting business at the KBC special meeting. All shares of KBC common stock present in person or represented by proxy, including abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the KBC special meeting.

As of the KBC record date, the directors and executive officers of KBC and their affiliates beneficially owned and were entitled to vote, in the aggregate, 61,592 shares of KBC common stock, representing approximately 76.3% of the shares of KBC common stock outstanding on that date. As of the KBC record date, Equity beneficially held no shares of KBC common stock.

Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of KBC have entered into a voting agreement with Equity, solely in their capacity as stockholders of KBC, pursuant to which they have agreed to vote in favor of the Merger Proposal and in favor of any other matter required to be approved by the stockholders of KBC to facilitate the transactions contemplated by the merger agreement. The parties to the voting agreement control approximately 74% of the outstanding shares of common stock of KBC and have agreed to vote such shares in favor of the Merger Proposal, which is sufficient to approve the Merger Proposal. For more information regarding the support agreements, see “The Merger Agreement—Director Support Agreements” and “The Merger Agreement—Voting Agreement.”

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

Merger Proposal: The affirmative vote of the holders of at least a majority of the outstanding shares of KBC common stock is required to approve the Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote in person at the KBC special meeting or fail to instruct your bank or broker how to vote with respect to the Merger Proposal, it will have the effect of a vote against the proposal.

Adjournment Proposal: The affirmative vote of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at the KBC special meeting is required to approve the Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the KBC special meeting or fail to instruct your bank or broker how to vote with respect to the Adjournment Proposal, it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies

A KBC stockholder of record as of the KBC record date may vote by proxy or in person at the KBC special meeting. We ask that you complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

KBC requests that KBC stockholders vote by completing and signing the accompanying proxy card and returning it to KBC as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of KBC common stock represented by it will be voted at the KBC special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of KBC common stock represented by the proxy card will be voted as recommended by the KBC Board.

Every KBC stockholder’s vote is important. Accordingly, each KBC stockholder should sign, date and return the enclosed proxy card whether or not you plan to attend the KBC special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Revocability of Proxies and Changes to a KBC Stockholder’s Vote

You have the power to change your vote at any time before your shares of KBC common stock are voted at the KBC special meeting by:

•	attending and voting in person at the KBC special meeting;

•	giving notice of revocation of the proxy prior to the start of the KBC special meeting; or

•	delivering to the Secretary of KBC at 1700 N Lincoln Avenue, Liberal, Kansas 67901-5210 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

Attendance at the KBC special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received prior to the start of the KBC special meeting.

Solicitation of Proxies

In addition to solicitation by mail, KBC’s proxy solicitor and/or directors, officers, and employees of KBC may solicit proxies by personal interview, telephone, or electronic mail. KBC will bear the entire cost of soliciting proxies from you.

Attending the KBC Special Meeting

All KBC stockholders of record as of the KBC record date are invited to attend the KBC special meeting. Only KBC stockholders of record as of the KBC record date can vote in person at the KBC special meeting.

Assistance

If you need assistance in completing your proxy card, have questions regarding KBC’s special meeting or would like additional copies of this proxy statement/prospectus, please contact Tina Call at (620) 624-1971.

KBC PROPOSALS

Proposal No. 1 Merger Proposal

KBC is asking its stockholders to approve the Merger Proposal. Holders of KBC common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the KBC Board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of KBC and the stockholders of KBC. See “The Merger— KBC’s Reasons for the Merger; Recommendation of the KBC Board” beginning on page 42 of this proxy statement/prospectus for a more detailed discussion of the KBC Board’s recommendation.

The KBC Board recommends a vote “FOR” the Merger Proposal.

Proposal No. 2 Adjournment Proposal

The KBC special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the KBC special meeting to approve the Merger Proposal.

If, at the KBC special meeting, the number of shares of KBC common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, KBC intends to move to adjourn the KBC special meeting in order to enable the KBC Board to solicit additional proxies for approval of the Merger Proposal. In that event, KBC will ask its stockholders to vote upon the Adjournment Proposal, but not the Merger Proposal.

In this proposal, KBC is asking its stockholders to authorize the holder of any proxy solicited by the KBC Board on a discretionary basis to vote in favor of adjourning the KBC special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from KBC stockholders who have previously voted.

The KBC Board recommends a vote “FOR” the Adjournment Proposal.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. You are urged to read this entire proxy statement/prospectus carefully, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of the board of directors of Equity (which we refer to in this proxy statement/prospectus as the “Equity Board”) and the KBC Board has unanimously approved the merger agreement. To consummate the merger, Merger Sub will merge with and into KBC, with KBC surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with the merger, Equity will cause KBC to merge with and into Equity, with Equity surviving the second merger. Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause FNB, a national association with its principal offices in Liberal, Kansas, and the banking subsidiary of KBC, to merge with and into Equity Bank, the banking subsidiary of Equity, with Equity Bank surviving the bank merger.

If the merger is completed, each share of KBC common stock (other than shares of KBC common stock held by KBC, Equity or any dissenting stockholder) will be converted into the right to receive their proportionate share of the merger consideration. The merger consideration has an aggregate value of approximately $45,084,038 under the terms of the merger agreement and will be paid in a combination of Equity common stock and cash. KBC common stockholder will have the right to elect whether to receive the per share cash consideration or the per share stock consideration with respect to each share held. The amount of cash and Equity common stock that the stockholders of KBC will receive is subject to proration in accordance with the terms of the merger agreement, which provides that in the aggregate, before making any possible adjustments to the merger consideration, the aggregate cash portion of the merger consideration will be approximately $16,771,050, or 37.2% of the total merger consideration, and the stock portion of the merger consideration will be approximately $28,312,988, or 62.8% of the total merger consideration. The merger consideration is subject to a possible downward adjustment of the cash consideration if the KBC adjusted shareholders’ equity prior to the closing of the merger is less than $29,293,303.

KBC’s stockholders are being asked to approve the Merger Proposal. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 57 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As a regular part of their duties over time, executive management and directors of KBC have considered various strategic alternatives to enhance and maximize stockholder value. These strategic alternatives have included continuing as an independent institution, acquiring other banks, adding bank branches and other financial service-related businesses, or a sale or merger of KBC.

Following June 2017 meetings and conversations which included KBC’s leadership, KBC’s counsel and Sheshunoff (which included discussions with Sheshunoff regarding the mergers and acquisitions environment and various potential strategic alternatives), Sheshunoff and KBC’s counsel were, in July 2017, directed by KBC to contact selected prospective bank partners regarding their interest in acquiring KBC.

As a result of contacts made by Sheshunoff and counsel, and after further consultation by KBC’s leadership with Sheshunoff, detailed discussions were had with two possible acquirers (one of which was Equity). Both of those prospective acquirers ultimately executed confidentiality agreements with KBC and had substantive conversations with one or more of (i) KBC’s executive management team, (ii) Sheshunoff or (iii) KBC’s counsel.

In September 2017, there was an introductory meeting between representatives of KBC and Equity, which was also attended by KBC’s counsel. Subsequently, on September 28, 2017, KBC and Equity executed a non-binding letter of intent and commenced more detailed due diligence.

The non-binding letter of intent contemplated the acquisition of KBC by Equity for a combination of stock and cash having a value of $46.0 million to be paid to KBC stockholders (based upon the assumption that Equity stock was worth $570.00 per share). The proposed consideration was to be payable 60% in Equity common stock and 40% in cash.

Prior to execution of the Equity letter of intent, the KBC Board convened a meeting also attended by counsel on September 14, 2017, at which time the KBC Board reviewed the proposed Equity letter of intent and then authorized KBC’s officers to pursue execution of the letter of intent, subject to satisfactory completion of Equity’s and KBC’s due diligence, the negotiation of a mutually-satisfactory merger agreement, an exclusivity period as provided in the letter of intent, and other conditions.

Equity had access to significant due diligence information in an electronic data room created by KBC, with the assistance of Sheshunoff, prior to execution of the letter of intent, but commenced more comprehensive due diligence upon the execution of the updated letter of intent immediately following the execution of the letter of intent.

On December 1, 2017, Equity presented KBC with an initial draft of the merger agreement. From December 1, 2017 through December 15, 2017 executive management of both KBC and Equity, and their respective legal counsel, continued to negotiate the merger agreement and all ancillary documents. Through the course of due diligence and negotiations, executive management of KBC and Equity agreed to a transaction structure that provided KBC stockholders a purchase price of approximately $45.1 million, payable with 820,904 shares of Equity common stock in addition to approximately $16.8 million in cash, subject to a possible downward adjustment of the cash consideration based on KBC’s adjusted shareholders’ equity prior to the closing of the merger. The result was an approximate mix of 63% stock and 37% cash.

On December 16, 2017, the KBC Board met with executive management, its legal counsel, and representatives of Sheshunoff. At that meeting, members of KBC’s executive management team reported on the process undertaken, and which had resulted in the proposed merger and the proposed final version of the merger agreement and all ancillary documents. KBC’s counsel summarized for the KBC Board its obligations as a board of directors in considering the merger proposal, the terms and conditions of the proposed merger agreement and the ancillary documents. Also, at that meeting, Sheshunoff reviewed the financial aspects of the proposed merger and rendered to the KBC Board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sheshunoff as set forth in its opinion, the merger consideration in the merger was fair, from a financial point of view, to the holders of KBC common stock.

At the conclusion of these presentations, the directors discussed the proposed transactions, directed questions regarding the proposed transactions to Sheshunoff and legal counsel, and considered the proposal. Based upon the KBC Board’s review and discussion of the merger agreement, and other relevant factors (described below in “KBC’s Reasons for the Merger; Recommendation of the KBC Board”), the KBC Board, by unanimous vote of all directors, authorized and approved the execution of the merger agreement with Equity, and authorized Mr. Winger to execute the merger agreement on behalf of KBC.

KBC’s Reasons for the Merger; Recommendation of the KBC Board

The KBC Board has unanimously approved the merger agreement and unanimously recommends that the KBC stockholders vote “FOR” approval of the KBC Merger Proposal.

In reaching its decision to approve the merger agreement and to recommend its approval to KBC stockholders, the KBC Board evaluated the merger and the merger agreement in consultation with its executive management, Sheshunoff, KBC’s outside financial advisor, and KBC’s legal counsel. In arriving at its recommendation, the KBC Board considered a number of factors, including the following:

•	the KBC Board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of KBC;

•	the value of the consideration to be received by KBC’s stockholders relative to the book value and earnings per share of KBC’s common stock, including particularly the relationship between the consideration and KBC’s tangible book value;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Equity;

•	the current and prospective environment in which KBC operates, including overall local and regional economic conditions, the competitive environment for banks and other financial institutions, the increased regulatory burdens on financial institutions and the trend toward consolidation in the banking industry;

•	the results that KBC could expect to achieve operating independently, and the likely risks and benefits to stockholders of that course of action, as compared with the value of the merger consideration;

•	the opportunities and prospects of KBC for future organic growth and/or future growth through acquisitions;

•	the resources required to keep pace with technology and cybersecurity risks;

•	the age of KBC’s majority stockholders and their inability to continue to be actively involved in the management of KBC and FNB at some future point;

•	that a merger with a larger bank holding company could provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the belief of the KBC Board that Equity emphasizes many of the same values embraced by KBC in the conduct of its business, such as, excellent customer service, employee development and delivering value to stockholders;

•	the prospects for continued growth and enhanced performance of the combined company;

•	the financial presentation, dated December 16, 2017, of Sheshunoff and the opinion, dated December 16, 2017, of Sheshunoff to the KBC Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of KBC common stock of the merger consideration in the merger, as more fully described below under “Opinion of KBC’s Financial Advisor,” beginning on page 43);

•	that stockholders of KBC will receive approximately 63% of the merger consideration in shares of Equity common stock, which are publicly traded on Nasdaq, contrasted with the absence of a public market for KBC common stock;

•	the historical performance of Equity;

•	the anticipated likelihood of Equity to receive the requisite regulatory approvals in a timely manner;

•	the belief that the proposed merger enables leadership of KBC to maintain meaningful influence in the direction of the newly combined company;

•	the potential effect of the merger on KBC’s employees, including the prospects for continued employment and the severance, retention and other benefits agreed to be provided by Equity to KBC’s employees; and

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing and the limitations on KBC’s ability to pursue other merger opportunities.

The KBC Board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with Equity were likely to outweigh substantially these risks and factors. The risk factors included:

•	the lack of control of the KBC Board and KBC stockholders over the future operations and strategy of the combined company;

•	the requirement that KBC conduct its business in the ordinary course and the other restrictions on the conduct of KBC’s business before completion of the merger, which could delay or prevent KBC from undertaking business opportunities that may arise before completion of the merger;

•	the fact that certain benefits of the merger are reliant on the successful operation of Equity in the future, as opposed to selling KBC entirely for cash, which would deliver all value to KBC stockholders upon closing of such a sale;

•	the limited liquidity of Equity common stock, even though it is quoted on Nasdaq; and

•	that under the merger agreement KBC may not solicit competing proposals for the acquisition of KBC.

The reasons set out above for the merger are not intended to be exhaustive but is believed to include all material factors considered by the KBC Board in approving the merger. In reaching its determination, the KBC Board did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. The KBC Board conducted an overall analysis of the factors described above as a whole. Based on the reasons stated, the KBC Board believed that the merger was in the best interest of KBC’s stockholders and unanimously approved the merger agreement and the merger.

Opinion of KBC’s Financial Advisor

KBC retained Sheshunoff to provide an opinion as to the fairness from a financial viewpoint to KBC’s stockholders of the merger consideration to be received by the stockholders of KBC. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporation and other purposes. KBC retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On December 16, 2017, Sheshunoff rendered its fairness opinion to the KBC Board that, as of such date, the merger consideration was fair, from a financial point of view, to the stockholders of KBC. The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex D to this proxy statement/prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the KBC Board and does not constitute a recommendation to any stockholder of KBC as to how he or she should vote at the KBC special meeting.

In connection with the fairness opinion, Sheshunoff:

•	reviewed the latest draft of the merger agreement;

•	discussed the terms of the merger agreement with the management of KBC and KBC’s legal counsel;

•	conducted conversations with management of KBC regarding recent and projected financial performance of KBC;

•	evaluated the financial condition of KBC based upon a review of regulatory reports for the five-year period ended December 31, 2016 and interim period through September 30, 2017, and internally-prepared financial reports for KBC for the interim period through October 31, 2017;

•	compared KBC’s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by S&P Global Market Intelligence and in Kansas that have recently been acquired;

•	compared the pricing multiples for KBC in the merger to recent acquisitions of banks in the Midwest Region of the United States as defined by S&P Global Market Intelligence and in Kansas with similar characteristics to KBC;

•	analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by KBC through the five-year period ending October 31, 2022;

•	reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of KBC and Equity;

•	discussed certain matters regarding Equity’s regulatory standing, financial performance, and business prospects with Equity’s executives and representatives;

•	reviewed certain internal and publicly available information regarding Equity that Sheshunoff deemed relevant;

•	compared Equity’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region that Sheshunoff deemed relevant;

•	reviewed available stock analyst research reports concerning Equity;

•	compared the historical stock price data and trading volume of Equity to certain relevant indices; and

•	performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by KBC in conjunction with this opinion. Sheshunoff assumed that any projections provided by or approved by KBC were reasonably prepared on a basis reflecting the best currently available estimates and judgments of KBC’s management. Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of KBC or Equity nor was Sheshunoff furnished with any such appraisal. Sheshunoff assumed that any off-balance-sheet activities of KBC or Equity will not materially and adversely impact the future financial position or results of operation of Equity after the merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for KBC and Equity are, respectively, adequate to cover such losses.

Sheshunoff assumed that the merger agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set for in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on KBC or Equity and thereby on the results of its analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Equity after the completion of the merger.

The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff as of December 16, 2017.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of KBC, Equity or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of KBC or Equity. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of KBC with respect to the value of KBC or Equity or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning KBC and Equity as of September 30, 2017 that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Pursuant to the merger agreement, Equity has agreed to exchange approximately $45.1 million in cash and common stock for all of the outstanding shares of KBC common stock. The consideration will consist of approximately $28.3 million in Equity common stock and $16.8 million in cash. The number of shares of Equity common stock to be issued will be 820,904, which is based on a price of $34.49 per share of Equity common stock. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the merger agreement and the aggregate amount stated above is based upon various assumptions including closing date and transaction expense amounts. The merger consideration reflects a number of one-time deal related charges for KBC which are estimated to be approximately $4.3 million on a pre-tax basis and were considered in the determination of the amount of the minimum equity required to be provided at closing pursuant to the merger agreement.

KBC Discounted Cash Flow Analysis. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that KBC could produce on a stand-alone basis through October 31, 2022 under various circumstances, assuming that it performed in accordance with the projections provided by KBC’s management.

Sheshunoff estimated the terminal value for KBC at the end of October 31, 2022 by (1) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of KBC of 4.0% (or 1.04) and (2) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 4.0% in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 12.0%, 13.0% and 14.0%. The discount rate range was chosen to reflect different assumptions regarding the required rates of return of KBC and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $398.87 to $499.92 as shown in the table below compared to the estimated merger consideration of $558.69 per share (net to KBC stockholders).

		Discount Rate
	14.0%	13.0%	12.0%
Present value (in thousands)	$32,187	$35,802	$40,342
Present value (per share)	$398.87	$443.67	$499.92

Analysis of Selected Transactions. Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to KBC. Two sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks and thrifts in the United States for which pricing data was available, with the following characteristics: targets with headquarters in the Midwest with total assets between $100 million and $500 million that were announced since January 1, 2016, reporting a return on average assets above 0.0%, and a non-performing assets to total assets ratio of less than 2%. These comparable transactions consisted of 25 mergers and acquisitions of banks and thrifts with total assets ranging between $102.1 million and $398.3 million that were announced between February 5, 2016 and December 4, 2017. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM* Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	2.26	2.40	2.71	41.1	24.5	33.8	16.0
Minimum	0.56	0.57	0.61	5.2	4.1	4.5	(3.4)
Median	1.41	1.41	1.54	18.3	13.7	18.3	5.0
KBC**	1.43	1.43	1.56	17.5	14.7	16.5	5.0

*	Last-twelve-months
**	KBC pricing multiples based on estimated net value to stockholders using October 31, 2017 financials

The transaction value multiples exceed or are in-line with the medians of the Midwest regional comparable group on a price to book, price to tangible book, price to 8% tangible book, price to LTM earnings, price to assets, and premium to deposits basis.

The second set of comparable transactions consisted of a group of selected transactions for banks and thrifts headquartered in Kansas for which pricing data was available that were announced since January 1, 2015. These comparable transactions consisted of 13 mergers and acquisitions of banks and thrifts with total assets ranging between $8.1 million and $866.4 million that were announced between February 24, 2015 and June 26, 2017. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM* Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	2.15	2.40	1.92	55.8	24.3	30.6	8.8
Minimum	0.18	0.26	0.33	7.2	1.9	2.1	(6.0)
Median	1.15	1.15	1.21	19.1	12.4	15.1	2.1
KBC**	1.43	1.43	1.56	17.5	14.7	16.5	5.0

*	Last-twelve-months
**	KBC pricing multiples based on estimated net value to stockholders using October 31, 2017 financials

The transaction value multiples exceed the medians of the Kansas comparable groups on a price to book, price to tangible book, price to 8% tangible book, price to assets, price to deposits, and premium to deposits basis by a comfortable margin. The transaction value as a multiple of LTM earnings trails the comparable group median due in part to the higher ROAA of KBC at 0.82% compared to the median of the comparable group at 0.52%.

Contribution Analysis. Sheshunoff reviewed the relative contributions of KBC and Equity to the combined company based on regulatory data as of September 30, 2017 for KBC and Equity as well as certain internal data at October 31, 2017 for KBC. Sheshunoff compared the pro forma ownership interest (which excludes the cash component of the merger) of KBC and Equity of 6.3% and 93.7%, respectively, to: (1) total assets of 11.3% and 88.7%, respectively; (2) total loans of 9.9% and 90.1%, respectively; (3) total deposits of 12.8% and 87.2%, respectively; (4) LTM net-interest income of 11.2% and 88.8%, respectively; (5) LTM non-interest income of 7.3% and 92.7%, respectively; (6) LTM non-interest expenses of 9.4% and 90.6%, respectively; (7) LTM earnings of 13.3% and 86.7%, respectively; and (8) total tangible common equity of 12.5% and 87.5%, respectively. The contribution analysis shows that the ownership of KBC stockholders in the combined company is less than the contribution of the components listed due largely to the considerable amount of cash consideration in the merger. The contributions are shown in the following table.

($000)**	Assets	%	Loans	%		Deposits	%
Equity	$2,406,830	88.7%	$1,540,761	90.1%		$1,869,848	87.2%
KBC	$306,315	11.3%	$169,948	9.9%		$274,006	12.8%

Combined Company	$2,713,145	100.0%	$1,710,709	100.0%		$2,143,854	100.0%

	LTM Net Interest Income	%	LTM Non- Interest Income	%		LTM Non- Interest Expenses	%
Equity	$77,073	88.8%	$13,873	92.7%		$63,473	90.6%
KBC	$9,761	11.2%	$1,088	7.3%		$6,586	9.4%

Combined Company	$86,834	100.0%	$14,961	100.0%		$70,059	100.0%

	LTM Earnings	%	Shares	%		Common Tg. Equity	%
Equity	$16,792	86.7%	12,230,319	93.7%		$220,482	87.5%
KBC	$2,582	13.3%	820,904	6.3%	*	$31,455	12.5%

Combined Company	$19,374	100.0%	13,051,223	100.0%		$251,937	100.0%

*	Merger consideration is 62.8% stock; 100% stock would be 9.7%
**	Equity data as of 9/30/17; KBC assets, deposits, earnings, and tangible equity are as of 10/31/17 LTM defined as last twelve months

Pro Forma Financial Impact. Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share, book value per share and tangible book value per share for the twelve-month periods ending 2018 through 2022 based on the projections provided by KBC’s management for KBC on a stand-alone basis assuming pre-tax cost savings of $2.5 million phased in by 2018 (the end of the first year after completion of the merger).

The analysis indicated pro forma consolidated earnings per share accretion of $1.14 per share, or 2.8%, in year one and accretion of $6.57 per share, or 12.8%, by year five compared to estimated earnings per share for KBC on a stand-alone basis. The earnings accretion is greatly affected by the cash consideration to be received, so for comparative purposes for pro forma earnings per share, the merger was treated as an all-stock transaction. The implied book value (including the cash portion of the merger consideration without adjustment) per share accretion in the merger was $74.69 per share, or 18.1%, in year one and the implied book value accretion was $92.11 per share, or 17.5%, by year five. Book value per share is significantly accretive on a stand-alone basis when considering the market value of the stock received which trades at a significant premium to book value. Because Equity does not have a history of paying dividends (preferring instead to use excess earnings for continued growth), the analysis indicated pro forma dividends per share dilution of $16.29 per share, or 100%, in year one and dilution of $20.56 per share, or 100%, in year five compared to estimated dividends per share for KBC on a stand-alone basis. The analysis of whether the merger consideration is accretive or dilutive to KBC based on the above measures and the amounts of such accretion or dilution is sensitive to the composition of the merger consideration and the accounting assumptions to be made by Equity.

Comparable Company Analysis. Sheshunoff compared the operating and market results of Equity to the results of other publicly traded banking companies. The comparable publicly traded companies in the Midwest Region of the United States were selected primarily on the basis of location and total asset size. Equity was compared to banks with total assets between $900 million and $5 billion that were headquartered in Kansas, Illinois, Iowa, Kentucky, Missouri, Nebraska, or Oklahoma. The data for the following table is based on GAAP financial information as of September 30, 2017 provided by S&P Global Market Intelligence. Some of the ratios presented are proprietary to S&P Global Market Intelligence and may not strictly conform to the common industry determination.

	Equity	Peer Group Median
Return on Average Assets	0.75%	1.02%
Return on Average Equity	6.45%	8.87%
Net Interest Margin	3.86%	3.65%
Efficiency Ratio	59.3%	59.7%
Tangible Equity to Tangible Asset Ratio	9.45%	9.33%
Loan Loss Reserves to Loans Ratio	0.52%	1.05%
Ratio of Non-performing Assets to Total Assets	1.78%	0.94%
Risk Based Capital Ratio	14.6%	13.6%

Equity’s performance as measured by its return on average assets and return on average equity were below the peer group. Equity’s net interest margin was stronger than its peers with its efficiency ratio being in-line with its peers. Equity’s tangible capital level was slightly higher than its peers, while its asset quality, as measured by its ratio of non-performing assets to total assets, was weaker than the peer group median. Its ratio of loan loss reserves to loans was lower than the median peer group level, while its Risk Based Capital Ratio was slightly higher than the peer group median. Given the overall growth that Equity has experienced in recent years and continues to experience, it could be expected that earnings might lag peers who are generally growing at a slower rate. Due to merger accounting standards related to the treatment of loan loss reserves of acquired institutions, it could be expected that loan loss reserves to loans might be lower than peers who are experiencing less growth through acquisition.

Sheshunoff compared Equity’s trading results to its peers. The results are summarized in the following table. The data for the following table is based on publicly available GAAP financial information and market data as of December 12, 2017 provided by S&P Global Market Intelligence.

	Equity		Peer Group Median
Market Price as a Multiple of Stated Book Value	1.43	x	1.54	x
Market Price as a Multiple of Stated Tangible Book Value	1.89	x	1.73	x
Price as a Multiple of LTM Earnings	25.0	x	17.4	x
Market Price as a Percent of Assets	17.3%		17.1%
Dividend Yield	0.0%		1.73%
Dividend Payout	0.0%		32.5%

Equity’s price-to-book multiples as measured by its market price as a multiple of stated book value was lower than the peer group median while its market price as a multiple of stated tangible book value was higher than the comparable peer group median. Equity’s price-to-earnings multiple, as shown by the price as a multiple of LTM earnings through September 30, 2017, was higher compared to its peers. Equity’s market price to assets ratio was slightly higher than that of its peers. Equity’s dividend yield and dividend payout ratio were both lower than its peers as of September 30, 2017.

Sheshunoff compared selected stock market results of Equity to the KBW Nasdaq Bank index and the SNL Midwest Bank index for all publicly traded banks over the past three-month, one-year, and three-year periods. Equity’s stock has underperformed the KBW Nasdaq Bank and SNL Midwest Bank indices over the three-month and one-year periods while outperforming each of them over the three-year period.

No company or transaction used in the comparable company and comparable transaction analysis is identical to KBC, Equity, or Equity as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of KBC and Equity and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with KBC, Sheshunoff will receive a fee of $25,000 for the fairness opinion that is not contingent on the closing of the merger and additional fees that are contingent upon consummation of the merger. In addition, KBC agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. KBC also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective to the stockholders of KBC and does not constitute a recommendation to any KBC’s stockholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by KBC.

Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Equity pursuant to the merger agreement is fair to the stockholders of KBC, from a financial point of view.

Certain KBC Unaudited Prospective Financial Information

KBC does not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods. In connection with the proposed merger, however, KBC’s financial advisor, for purposes of performing the financial analyses described above under “The Merger—Opinion of KBC’s Financial Advisor,” used certain unaudited prospective financial information with respect to KBC on a stand-alone, pre-merger basis (which Equity and KBC refer to in this proxy statement/prospectus as the “projections”). KBC has included in this proxy statement/prospectus certain limited unaudited prospective financial information for KBC to give KBC’s stockholders access to certain nonpublic information provided to the KBC Board and its financial advisor, for purposes of considering and evaluating the merger.

The projections were not prepared with a view toward public disclosure, and the inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Equity, KBC or any recipient of the projections considered, or now considers, them to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use by KBC and Sheshunoff and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to KBC’s business, all of which are difficult to predict and many of which are beyond KBC’s control.

The projections also reflect assumptions as to certain business decisions that are subject to change. The projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, KBC’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, and regulations or rules. For other factors that could cause the actual results to differ, please see the “Risk Factors” section and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

None of Equity, KBC or their respective affiliates assumes any responsibility for the accuracy, completeness or validity of the projections. The projections were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Neither KBC’s current independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Additionally, the projections do not take into account the effect of any possible failure of the merger to occur. None of Equity, KBC nor any of their financial advisors nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if they are or become inaccurate (even in the short term). The inclusion of the projections herein should not be deemed an admission or representation by Equity or KBC that they are viewed by Equity or KBC as material information of Equity or KBC, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts. The projections included below are not being included to influence your decision whether to vote in favor of the Merger Proposal or any other proposal to be considered at the KBC special meeting, but is being provided solely because it was made available to and considered by KBC’s financial advisor and the KBC Board in connection with the merger.

KBC Projections

The following table illustrates the projections calculated by Sheshunoff in its financial analysis of KBC on a stand-alone basis. The below table assumes annual asset growth of 6.50% in years one through five (4% long term (i.e., terminal value)), annual ROAA of 0.95% and payment of up to 100% of income in “optimum dividends” as long as 8% tg capital is maintained.

	As of and for the year ended,
(Dollars in thousands, except per share amounts)	October 31, 2017	October 31, 2018	October 31, 2019	October 31, 2020	October 31, 2021
Total assets	$310,180	$330,342	$351,814	$374,682	$399,036
Net income	2,582	3,042	3,240	3,451	3,675
Optimum dividends	—	3,042	3,240	3,451	3,207

Equity’s Reasons for the Merger

After careful consideration, the Equity board of directors (which we refer to in this proxy statement/prospectus as the “Equity Board”), at a meeting held on December 14, 2017, unanimously determined that the merger agreement and the issuance of the Equity common stock is in the best interests of Equity and its stockholders. Accordingly, the Equity Board approved the merger agreement.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board consulted with Equity’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board considered a number of factors, including the following material factors:

•	each of Equity’s, KBC’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Equity Board considered its view that KBC’s financial condition and asset quality are sound, that KBC’s business and operations complement those of Equity, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger market presence and more diversified loan portfolio as well as a more attractive funding base, including core deposit funding, than Equity on a standalone basis. The Equity Board further considered that KBC’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Equity’s earnings and prospects on a standalone basis. In particular, the Equity Board considered the following:

•	the strategic rationale for the merger, given its potential for enhancing the Equity banking franchise;

•	potential growth opportunities through the expansion into new and attractive markets, including southwest Kansas;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, funding sources, and capital;

•	its understanding of the current and prospective environment in which Equity and KBC operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Equity both with and without the merger;

•	its review and discussions with Equity’s management concerning the due diligence examination of KBC’s business;

•	Equity management’s expectation that Equity will retain its capital position and asset quality upon completion of the transaction;

•	the expectation of annual cost savings resulting from the transaction, enhancing efficiencies;

•	the terms of the merger agreement, including the expected tax treatment and deal protection and termination fee provisions, which it reviewed with Equity’s management and legal advisor; and

•	Equity’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions.

The Equity Board also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating KBC’s business, operations, and workforce with those of Equity;

•	certain anticipated merger related costs;

•	the diversion of management attention and resources from the operation of Equity’s business towards the completion of the merger;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions; and

•	the merger’s effect on Equity’s regulatory capital levels.

The foregoing discussion of the factors considered by the Equity Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Equity Board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Equity Board considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Equity Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33.

Interests of KBC’s Directors and Executive Officers in the Merger

In considering the recommendation of the KBC Board that KBC stockholders vote in favor of the Merger Proposal, KBC stockholders should be aware that KBC’s directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as stockholders of KBC. The KBC Board was aware of these interests and took them into account in its decision to approve the merger agreement and the merger. Such interests include the following items.

Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of KBC against certain liabilities arising before the effective time of the merger. Equity has also agreed to purchase a three-year “tail” prepaid policy, on the same terms as KBC’s existing directors’ and officers’ liability insurance, for the current directors and officers of KBC, subject to a cap on the cost of such policy equal to 200% of KBC’s current annual premium (which is approximately $23,356).

Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of KBC who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to KBC or FNB for participation, vesting and benefit accrual purposes.

Employee Severance Benefits. Equity has agreed to provide certain severance benefits to KBC’s employees whose employment is terminated under the circumstances specified in the merger agreement.

Employment Agreement. Equity Bank has entered into an employment agreement with Tina M. Call to be effective as of the effective time of the merger.

Public Trading Markets

Equity common stock is listed for trading on Nasdaq under the symbol “EQBK.” Following the merger, shares of Equity common stock will continue to be traded on Nasdaq under the symbol “EQBK.” Under the merger agreement, Equity will cause the shares of Equity common stock to be issued in the merger to be approved for listing on Nasdaq, subject to notice of issuance, and the merger agreement provides that neither Equity nor KBC will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to notice of issuance.

Equity’s Dividend Policy

Equity has not historically declared or paid cash dividends on its common stock and it does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of its future earnings will be retained to support its operations and to finance the growth and development of Equity’s business. In addition, the payment of dividends by bank holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends” beginning on page 99.

Restrictions on Resale of Equity Common Stock

The shares of Equity common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Equity for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Equity include individuals or entities that control, are controlled by, or are under common control with Equity and may include the executive officers, directors and significant stockholders of Equity.

Appraisal Rights in the Merger

Introductory Information

General. Dissenters’ rights with respect to KBC common stock are governed by the K.S.A. KBC stockholders have the right to dissent from the merger and to obtain payment of the “fair value” of their shares in cash (as specified in the K.S.A.) in the event the merger is consummated. Strict compliance with the dissent procedures is required to exercise and perfect dissenters’ rights under the K.S.A. Subject to the terms of the merger agreement, the KBC Board could elect to terminate the merger agreement even if it is approved by KBC’s stockholders, thus cancelling dissenters’ rights.

KBC urges any KBC stockholder who contemplates exercising his right to dissent to read carefully the provisions of K.S.A. § 17-6712 et. seq., which are attached to this proxy statement/prospectus as Annex E. The statute describes the steps that each KBC stockholder must take to exercise his right to dissent. Each KBC stockholder who wishes to dissent should read both the summary and the full text of the law. KBC cannot give any KBC stockholder legal advice. To completely understand this law, each KBC stockholder may want, and KBC encourages any KBC stockholder seeking to dissent, to consult with his legal advisor. Any KBC stockholder who wishes to dissent should not send in a signed proxy unless he marks his proxy to vote against the Merger Proposal or such stockholder will lose the right to dissent.

Address for Notices. Send or deliver any written notice or demand concerning any KBC stockholder’s exercise of his dissenters’ rights to Kansas Bank Corporation, 1700 N Lincoln Avenue, Liberal, Kansas 67901, Attention: Tina Call, Telephone: (620) 624-1971.

Act Carefully. KBC urges any KBC stockholder who wishes to dissent to act carefully. KBC cannot and does not accept the risk of late or undelivered notices or demands. A dissenting KBC stockholder may call KBC at (620) 624-1971 and ask for Tina Call, to receive confirmation that his notice or demand has been received. If his notice or demand is not timely received by KBC, then such stockholder will not be entitled to exercise his dissenters’ rights. KBC’s stockholders bear the risk of non-delivery and of untimely delivery.

If any KBC stockholder intends to dissent, or thinks that dissenting might be in his best interests, such stockholder should read Annex E carefully.

Summary of K.S.A. § 17-6712 et. seq. – Dissenters’ Rights

The following is a summary of K.S.A. § 17-6712 et. seq. and the procedures that a KBC stockholder must follow to dissent from the merger agreement and to perfect his appraisal rights and receive cash rather than the merger consideration (including Equity common stock), if the merger agreement is approved and the merger is completed. This summary is qualified in its entirety by reference to K.S.A. § 17-6712 et. seq., which is reprinted in full as part of Annex E to this proxy statement/prospectus. Annex E should be reviewed carefully by any stockholder who wishes to perfect his dissenters’ rights. Failure to strictly comply with the procedures set forth in K.S.A. § 17-6712 et. seq. will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.

If the merger is completed, any KBC stockholder who has properly perfected his statutory dissenters’ rights in accordance with K.S.A. § 17-6712 et. seq. has the right to obtain, in cash, payment of the fair value of such stockholder’s shares of KBC common stock. The appraised fair value may be more or less than the value of the merger consideration to be received in the merger.

Under K.S.A. § 17-6712 et. seq., each KBC stockholder who demands an appraisal in connection with the merger and who complies with the various procedural requirements of K.S.A. § 17-6712 et. seq. is entitled to “appraisal rights,” pursuant to which the KBC stockholder will receive the fair value of his shares of KBC common stock in cash. The value as determined by a Kansas court may be more or less than the value such stockholder is entitled to under the merger agreement.

To exercise and perfect appraisal rights under K.S.A. § 17-6712 et. seq., a KBC stockholder must do all of the following:

•	deliver to KBC, before a stockholder vote is taken to approve the Merger Proposal at the KBC special meeting, a written demand for appraisal of such stockholder’s shares of KBC common stock, which must reasonably inform KBC of the stockholder’s identity and that the stockholder intends thereby to demand the appraisal of the stockholder’s shares of KBC common stock. Neither a proxy nor vote against the Merger Proposal will satisfy the requirement of such written demand;

•	not vote in favor of the Merger Proposal (note that a vote, in person or by proxy, against the Merger Proposal will not satisfy the statutory requirement that a stockholder make a written demand for an appraisal of his shares) or consent in writing to the merger; and

•	continue to hold his shares of KBC common stock through the effective time of the merger.

If a KBC stockholder does not vote against the Merger Proposal, it will not constitute a waiver of his appraisal rights under the K.S.A., if such stockholder submits to KBC a written demand for appraisal before the vote on the Merger Proposal is taken at the KBC special meeting. Conversely, voting against the Merger Proposal will not, by itself, be sufficient to satisfy a KBC stockholder’s obligations if he dissents and wants to exercise his appraisal rights. Any holder of shares of KBC common stock must follow the procedures set forth in K.S.A. § 17-6712 et. seq. to exercise his appraisal rights.

Each outstanding share of KBC common stock as to which a legally sufficient written demand in accordance with K.S.A. § 17-6712 et. seq. has been made and that did not vote in favor of approval of the Merger Proposal retains all other rights of a KBC stockholder until those rights are cancelled by consummation of the merger. However, after the effective time of the merger, no dissenting stockholder who has demanded appraisal rights shall be entitled to vote the stock for any purpose or to receive payment of dividends (except dividends payable to stockholders of record prior to the effective time of the merger), unless no petition for an appraisal is filed within the time specified by K.S.A. § 17-6712 or such dissenting stockholder delivers to Equity, as the surviving corporation in the merger, a written withdrawal of such dissenting stockholder’s demand for an appraisal and an acceptance of the merger within 60 days after the effective date of the merger (unless Equity agrees in writing to accept such dissenting stockholder’s written withdrawal after such 60-day period).

If the Merger Proposal is approved at the KBC special meeting, within 10 days after the effective date of the merger, Equity will notify the dissenting stockholders who have complied with the provisions of K.S.A. § 17-6712 et. seq. that the merger has become effective. Within 120 days after the effective date of the merger, Equity will send to such dissenting stockholders, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The written statement will be mailed to the dissenting stockholder within 10 days after the written request is received by Equity or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Within 120 days after the effective date of the merger, either Equity or a KBC stockholder who has complied with the provisions of K.S.A.§ 17-67-12 et. seq. and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the district court demanding a determination of the value of the shares of all dissenting stockholders; however, at any time within 60 days after the effective date of the merger, any dissenting stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such dissenting stockholder’s demand for appraisal and accept the terms offered in the merger agreement. Payment will be made to dissenting stockholders with uncertificated shares promptly, and to those with certificated shares upon surrender of the certificates representing the shares of KBC common stock.

The shares for which a dissenting stockholder has properly exercised and perfected appraisal rights and followed the required procedures in the K.S.A. will not be converted into, or represent, the right to receive Equity common stock and cash as provided under the merger agreement. None of these shares will, after the effective time of the merger, be entitled to vote for any purpose or receive any dividends or other distributions. If, however, the holder of such shares fails to properly perfect, effectively withdraws, waives or loses, or otherwise becomes ineligible to exercise appraisal rights under the K.S.A., then at that time shares held by such holder will be converted into Equity common stock and cash as provided in the merger agreement.

The foregoing discussion does not purport to be a complete statement of the procedures for exercising and perfecting appraisal rights under the K.S.A. and is qualified in its entirety by reference to the full text of K.S.A. § 17-6712 et. seq., a copy of which is attached as Annex E to this proxy statement/prospectus.

If any KBC stockholder intends to dissent, or if such stockholder believes that dissenting might be in his best interest, such stockholder should read Annex E carefully.

Regulatory Approvals Required for the Merger

The completion of the merger and the bank merger are subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. These approvals include approvals from, among others, the Federal Reserve and the OSBC. Subject to the terms of the merger agreement, both KBC and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement.

On January 19, 2018, Equity filed the required application with the Federal Reserve Bank of Kansas City to request the Federal Reserve’s approval under the Bank Holding Company Act of 1956, as amended (“BHC Act”).

In addition, the bank merger of FNB with and into Equity Bank requires the approval of the Federal Reserve and the OSBC. On January 19, 2018, Equity Bank filed the required application with the Federal Reserve Bank of Kansas City and the OSBC. Although neither KBC nor Equity knows of any reason why it cannot obtain these regulatory approvals in a timely manner, KBC and Equity cannot be certain when or if they will be obtained.

The U.S. Department of Justice has between 15 and 30 days following approval by the Federal Reserve to challenge the approval on antitrust grounds. While Equity and KBC do not know of any reason that the Department of Justice would challenge regulatory approval by the Federal Reserve and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, stockholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed transaction.

Equity and KBC are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of Equity’s and KBC’s respective boards of directors has unanimously approved the merger agreement. Under the merger agreement, Merger Sub will merge with and into KBC, with KBC surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with, the merger, Equity will cause KBC to merge with and into Equity, with Equity surviving the second merger. Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause FNB to merge with and into Equity Bank, with Equity Bank surviving the merger.

Merger Consideration

At the effective time, each share of KBC common stock issued and outstanding immediately prior to the effective time (other than shares of KBC common stock held by KBC, Equity or any dissenting stockholder) will be converted into the right to receive, at the election of the holders of such shares of KBC common stock, either the per share cash consideration or the per share stock consideration, subject to the procedures applicable to oversubscription and undersubscription for cash consideration.

The amount of cash and stock that the stockholders of KBC will receive is subject to proration and adjustment in accordance with the terms of the merger agreement, which provides that in the aggregate, before making any possible downward adjustment to the merger consideration, the aggregate cash consideration will be approximately $16,771,050, or 37.2% of the total merger consideration, and the aggregate stock consideration will be approximately $28,312,988, or 62.8% of the total merger consideration. As described in more detail below, the aggregate amount of cash consideration will be fixed unless the amount of the KBC adjusted shareholders’ equity is less than $29,293,303, in which case the cash consideration with be reduced by $1.53 for each dollar that the KBC adjusted shareholders’ equity is less than $29,293,303.

KBC common stockholders will make their election on a share-by-share basis. When making an election, KBC common stockholders may specify different elections with respect to different shares of KBC common stock held by them (for example, a KBC common stockholder with 100 shares of KBC common stock could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). The maximum number of shares of KBC common stock that may elect to receive the per share cash consideration is 30,018 shares and the maximum number of shares of KBC common stock that may elect to receive the per share stock consideration is 50,678 shares. Accordingly, depending on the elections made by other KBC common stockholders, a KBC common stockholder might receive a portion of the merger consideration in a form such holder did not elect.

Calculation of Merger Consideration

The steps by which merger agreement determines the amount of the cash consideration and the stock consideration allocated to KBC common stockholders can be summarized as follows:

1)    First, the total merger consideration is calculated. The total merger consideration is equal to the sum of the total stock consideration and the total cash consideration. The agreed value of the total stock consideration pursuant to the merger agreement is $28,312,988 and was fixed at the signing of the merger agreement. The total cash consideration is $16,771,050 and is subject to a downward adjustment if the KBC adjusted shareholders’ equity is less than $29,293,303 and is described below in more detail. Assuming that there is no downward adjustment to the total cash consideration, the total merger consideration will be $45,084,038.

2)    Second, after the total merger consideration is calculated, the per share consideration is calculated to determine both the per share cash amount to be paid to shares that elect to receive the per share cash consideration and the exchange ratio for shares that elect to receive the per share stock consideration. The per share consideration is equal to the total merger consideration of $45,084,038 (assuming no downward adjustment) divided by number of the shares of KBC common stock outstanding immediately prior to the effective time except for certain cancelled shares (which we refer in this proxy statement/prospectus as the “per share consideration”). Assuming there is no downward adjustment and that the number of shares of KBC common stock outstanding remains 80,696 shares, then the per share consideration will be $558.69; however, as of January 31, 2018, KBC expects that there will be a downward adjustment as described in more detail below.

3)    Finally, after computing the per share consideration, the amount of cash to be paid to shares that elect to receive the per share cash consideration and the exchange ratio for shares that elect to receive the per share stock consideration can be determined. For shares that KBC common stockholders have elected the per share cash consideration they will receive an amount equal to the per share consideration in cash, which assuming that there is no downward adjustment based on the amount of the KBC adjusted shareholders’ equity, will be $558.69. For shares that KBC common stockholders have elected the per share stock consideration they will receive a number of shares equal to the per share consideration divided by the agreed Equity stock price of $34.49 (which we refer to in this proxy statement/prospectus as the “exchange ratio”). Assuming there is no downward adjustment to the cash consideration, the exchange ratio will be approximately 16.20 per share of KBC common stock that elects to receive the per share stock consideration.

The foregoing description of the procedures used to calculated the merger consideration is a summary only and does not discuss all of the steps involved. For a complete discussion of this calculation, please review the terms of the merger agreement included in this proxy statement/prospectus as Annex A.

Cash Consideration

The merger agreement provides that each share of KBC common stock for which a valid cash election has been made will be converted into the right to receive, subject to proration and adjustment as described below, an amount in cash equal to the per share consideration, which is expected to be $558.69; provided, that there is no downward adjustment based on the KBC adjusted shareholders’ equity. The amount of cash paid for each shares of KBC common stock will be determined pursuant to the terms of the merger agreement as summarized in the paragraph above under the heading “Calculation of Merger Consideration.”

The aggregate amount of the cash consideration is fixed at a maximum of $16,771,050 and is subject to a downward adjustment if the KBC adjusted shareholders’ equity is less than $29,293,303. Assuming that there is no downward adjustment, the maximum number of shares of KBC common stock that may elect to receive the cash consideration is approximately 30,018 shares and all other shares will receive the stock consideration in accordance with the proration and adjustment procedures described below under the heading “Proration and Allocation of Merger Consideration.”

Stock Consideration

The merger agreement provides that each share of KBC common stock for which a valid stock election has been made will be converted into the right to receive, subject to proration and adjustment as described below, the number of shares of Equity common stock equal to the quotient of the per share consideration divided by the agreed Equity stock price of $34.49. Assuming there is no downward adjustment to the cash consideration, the exchange ratio will be approximately 16.20 per share of KBC common stock that elects to receive the per share stock consideration. The closing price of Equity common stock was of $35.10 for on Nasdaq on December 15,

2017, the last trading day before public announcement of the merger and the closing price of Equity common stock was $36.30 on Nasdaq on February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus. The market value of Equity’s common stock may be more or less than the $34.49 per share price used to calculate the exchange ratio pursuant to the terms of the merger agreement. We urge you to obtain current market quotations for Equity common stock (trading symbol “EQBK”).

The aggregate amount of the stock consideration is fixed at an agreed value of $28,312,988, which was determined at the signing of the merger agreement. While only the cash consideration will be directly reduced if there is a downward adjustment of the merger consideration, the merger agreement provides that the per share consideration attributable to shares that elect to receive the stock consideration and cash consideration will be the same. As a result, if there is a downward adjustment to the amount of the cash consideration, the exchange ratio will be proportionately reduced as well.

Assuming that there is no downward adjustment, the maximum number of shares of KBC common stock that may elect to receive the per share stock consideration is approximately 50,678 shares and all other shares will receive the per share cash consideration in accordance with the proration and adjustment procedures described below.

If, between the date of the merger agreement and the effective time, the outstanding shares of Equity common stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (but not as a result of another merger transaction or other issuances by Equity), then the exchange ratio calculated pursuant to the merger agreement will be appropriately and proportionately adjusted.

Equity will not issue any fractional shares of Equity common stock in the merger. KBC stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

Non-Election Shares

The merger agreement provides that each share of KBC common stock, other than shares for which a valid election of either cash consideration or stock consideration has been effectively made, will be treated as a “non-election share” and will be converted to the right to receive such stock consideration or cash consideration as determined in accordance with the proration and allocation provisions described below.

Downward Adjustment

The cash component of the merger consideration may be subject to a downward adjustment based upon the KBC adjusted shareholders’ equity. If the KBC adjusted shareholders’ equity is less than $29,293,303 on the calculation date, which will be the fifth business day before the closing of the merger unless otherwise agreed by the parties, then the aggregate cash consideration will be reduced by $1.53 for each dollar that the KBC adjusted shareholders’ equity is less than $29,293,303. As a result, both the per share cash consideration and exchange ratio will be reduced. In the event that the KBC adjusted shareholders’ equity is less than $18,331,833 and Equity proceeds with the merger, then the holders of KBC common stock will not receive any cash consideration. As of December 31, 2017, the most recent practicable date before the printing of this proxy statement/prospectus, KBC adjusted shareholders’ equity would have been an estimated $31.6 million.

The KBC Merger Costs are the costs and expenses that KBC will incur in connection with the merger that are not reflected in KBC’s shareholders’ equity as of the calculation date, which will be the fifth business day before the closing of the merger or such other mutually agreed date. The KBC Merger Costs will be subtracted from KBC’s shareholders’ equity as of the calculation date to calculate the KBC adjusted shareholders’ equity. The KBC Merger Costs is defined in the merger agreement and it includes, among other costs and expenses:

•	contract termination costs, including employment related agreements and obligations;

•	all transaction costs and legal, accounting and financial advisory fees of KBC associated with the merger;

•	the payment of severance, stay-pay, certain bonuses and change-in-control payments to employees of KBC;

•	certain tax obligations; and

•	any unrealized gains or any unrealized losses (as the case may be) in KBC’s securities portfolio due to mark-to-market adjustments required by generally accepted accounting principles, or GAAP.

The following table presents the effect of the estimated KBC Merger Costs on the per share consideration to be received by the KBC stockholders. If KBC’s adjusted shareholders’ equity is less than $29,293,303, then both the cash consideration payable and exchange ratio will be reduced. As of January 31, 2018, the most recent practicable date before the initial filing of this proxy statement/prospectus, KBC estimates that the KBC Merger Costs would be approximately $2,800,000 on an after-tax basis. The table also presents up to $1,000,000 of additional KBC Merger Costs in increments of $250,000. For a discussion of the risks and assumptions associated with the estimates and forecasts included in this table, see “Risk Factors—Risks Relating to the Merger—The sum of KBC’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that KBC stockholders would be entitled to receive.”

Estimated KBC shareholders’ equity on the calculation date(1)	Estimated KBC Merger Costs(2)	Estimated KBC adjusted shareholders’ equity	Reduction in aggregate consideration	Total stock consideration	Total cash consideration	Cash consideration payable to cash election shares	Exchange Ratio for stock election shares
$32,641,182	$2,800,000	$29,841,182	$—	$28,312,988	$16,771,050	$558.69	16.20
$32,641,182	$3,050,000	$29,591,182	$—	$28,312,988	$16,771,050	$558.69	16.20
$32,641,182	$3,300,000	$29,341,182	$—	$28,312,988	$16,771,050	$558.69	16.20
$32,641,182	$3,550,000	$29,091,182	$309,245	$28,312,988	$16,461,805	$554.86	16.09
$32,641,182	$3,800,000	$28,841,182	$691,745	$28,312,988	$16,079,305	$550.12	15.95

(1)	This number reflects the KBC shareholders’ equity at December 31, 2017 of approximately $31,581,182, plus KBC’s estimated earnings from January 1, 2018 through the anticipated calculation date of approximately $1,060,000. The calculation date is the fifth business day before the closing of the merger. The closing of the merger is expected to occur in the second quarter of 2018. The estimated earnings of KBC are based on the financial and operating forecast provided by KBC’s management.
(2)	Reflects KBC’s estimate of $2,800,000 on an after-tax basis as of January 31, 2018 of the KBC Merger Costs and additional KBC Merger Costs in increments of $250,000.

Proration and Allocation of Merger Consideration

The max cash shares number will be determined by dividing the cash component of the merger consideration (i.e., $16,771,050) by the per share consideration, which has a maximum of $558.69 assuming there is no downward adjustment. All other shares of KBC common stock (other than shares of KBC common stock held by KBC, Equity or any dissenting stockholder) will be converted into the right to receive the stock consideration.

Within ten business days after the effective time, Equity will cause the exchange agent to effect the allocation among KBC common stockholders of rights to receive the cash consideration and the stock consideration as described below.

If Cash Consideration is Oversubscribed: Shares of Equity common stock may be issued to KBC common stockholders who make cash elections if the aggregate number of shares of KBC common stock with respect to which cash elections have been made, including for this purpose dissenting shares (which we refer to as the “cash election number”) exceeds the max cash shares number. If the cash consideration is oversubscribed, then:

•	a KBC common stockholder who made a stock election, no election or an invalid election will receive the stock consideration for each share of KBC common stock as to which such holder made a stock election, no election or an invalid election;

•	a KBC common stockholder who made a cash election will receive:

•	the cash consideration for a number of shares of KBC common stock equal to the product obtained by multiplying (1) the number of shares of KBC common stock for which such holder has made a cash election by (2) a fraction, the numerator of which is the max cash shares number and the denominator of which is the total number of shares for which KBC common stockholders made a cash election; and

•	the stock consideration for the remaining shares of KBC common stock for which the KBC common stockholder made a cash election.

If Cash Consideration is Undersubscribed: Cash may be issued to KBC common stockholders who make stock elections if the number of cash election shares is less than the max cash shares number (the amount by which the number of cash election shares is less than the max cash shares number is referred to as the “shortfall number”).

If the number of shares of KBC common stock that elected to receive the cash consideration is undersubscribed, then all KBC common stockholders who make a cash election will receive the cash consideration for all shares of KBC common stock as to which they made a cash election. KBC common stockholders who make a stock election, no election or an invalid election will receive cash and/or KBC common stock based in part on whether the shortfall number is less or greater than the number of non-election shares, as follows:

Scenario 1: If the shortfall number is less than or equal to the number of non-election shares, then:

•	a KBC common stockholder who made a stock election will receive the stock consideration for each share of KBC common stock as to which such holder made a stock election; and

•	a KBC common stockholder who made no election or who did not make a valid election with respect to any of such holder’s shares of KBC common stock will receive:

•	the cash consideration with respect to such holder’s non-election shares equal to the product obtained by multiplying (1) the number of such non-election shares by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

•	the stock consideration for the remaining number of such holder’s non-election shares.

Scenario 2: If the shortfall number exceeds the number of non-election shares, then:

•	a KBC common stockholder who made no election or who has not made a valid election will receive the cash consideration for each share of KBC common stock for which he or she made no election or did not make a valid election; and

•	a KBC common stockholder who made a stock election will receive:

•	the cash consideration with respect to the number of shares of KBC common stock equal to the product obtained by multiplying (1) the number of shares of KBC common stock with respect to which such holder made a stock election by (2) a fraction, (x) the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and (y) the denominator of which is equal to the total number of shares for which KBC common stockholders made a stock election; and

•	the stock consideration with respect to the remaining shares of KBC common stock as to which such holder made a stock election.

Fractional Shares

Equity will not issue any fractional shares of Equity common stock in the merger. KBC stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $34.49.

Governing Documents; Directors and Officers; Governance Matters

At completion of the integrated mergers, the Equity articles and the Equity bylaws, as in effect immediately before the effective time, will be the articles of incorporation and bylaws of the surviving corporation, Equity, until thereafter changed or amended as provided by law.

The directors and officers, respectively, of Equity at the effective time will remain the directors and officers of the surviving corporation and will hold office from the effective time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the surviving corporation or as otherwise provided by law.

Closing and Effective Time

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.” Following satisfaction or waiver of all the conditions to the merger, on a date mutually acceptable to Equity and KBC within thirty (30) days, the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the merger and the other transactions contemplated by the merger agreement.

The merger and other transactions contemplated by the merger agreement will become effective on the date and at the time specified in the certificate of merger, reflecting the merger, filed with the Secretary of State of the State of Kansas in accordance with the K.S.A. It currently is anticipated that the completion of the merger will occur in the second calendar quarter of 2018, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither KBC nor Equity can guarantee when or if the merger will be completed.

Conversion of Shares; Election as to Form of Consideration; Exchange of Certificates

The conversion of KBC common stock into the right to receive the merger consideration will occur automatically at the effective time. From and after the effective time and the completion of the allocation procedures described above, upon proper surrender of shares of KBC common stock and delivery of a duly executed form of election or letter of transmittal, the exchange agent will exchange shares of KBC common stock for the applicable merger consideration and cash in lieu of fractional shares, in each case, without interest. Until surrendered in accordance with the provisions of the merger agreement, each share of KBC common stock shall be deemed at any time after the effective time to represent only the right to receive, upon surrender, the applicable merger consideration and any cash in lieu of fractional shares.

Form of Election

The merger agreement provides that KBC common stockholders will be provided with a form of election and other customary transmittal materials. The form of election will allow each holder of KBC common stock to specify (i) the number of shares of KBC common stock owned by such holder with respect to which such holder desires to receive the per share cash consideration and (ii) the number of shares of KBC common stock owned by such holder with respect to which such holder desires to receive the per share stock consideration.

Equity will initially make available and mail the form of election at least twenty (20) business days prior to the anticipated election deadline to holders of record as of the business day prior to such mailing date. Following the mailing date, Equity will use all reasonable efforts to make available as promptly as possible a form of election to any stockholder who requests a form of election prior to the election deadline. The election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on the date which Equity and KBC agree is as near as practicable to two business days before the closing date of the transaction.

To make a valid election, a KBC common stockholder must submit to the exchange agent a properly completed and signed form of election (including duly executed transmittal materials included in the form of election). The form of election must also be accompanied by any certificates representing all certificated shares of KBC common stock to which such form of election relates (or by an appropriate customary guarantee of delivery of such certificates, as set forth in such form of election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States).

A KBC common stockholder may, at any time prior to the election deadline, change or revoke an election by written notice to the exchange agent received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election, or by withdrawing his or her shares of KBC common stock previously deposited with the exchange agent. If any election is not properly made with respect to any shares of KBC common stock, such election will be deemed to be not in effect, and the shares of KBC common stock covered by such election will be deemed to be non-election shares, unless a proper election is subsequently timely made.

Letter of Transmittal

As promptly as practicable, but no later than ten (10) days after the effective time, and subject to the receipt by the exchange agent of a list of KBC’s stockholders in a format that is reasonably acceptable to the exchange agent, Equity will cause the exchange agent to mail to each holder of record of KBC common stock (i) a letter of transmittal and (ii) instructions for use in surrendering each certificate representing shares of KBC common stock in exchange for the merger consideration, any cash in lieu of a fractional share and any dividends or distributions to which such holder is entitled pursuant to the terms of the merger agreement.

KBC’s stockholders will be entitled to receive their respective merger consideration only after receipt by the exchange agent of a properly completed letter of transmittal including delivery of certificates representing shares of KBC common stock. No interest will be paid on the merger consideration.

If a certificate for KBC common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Equity or the exchange agent, the posting of a bond in an amount as Equity may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of KBC of shares of KBC common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Equity and the exchange agent, as the case may be, will be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to the merger agreement to any person such amounts as Equity or the exchange agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Equity or the exchange agent, as the case may be, and remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to such person in respect of which such deduction and withholding was made by Equity or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions with respect to Equity common stock will be paid to the holder of any unsurrendered certificates of KBC common stock with respect to the shares of Equity common stock represented thereby, until the holder of the KBC common stock surrenders the certificates representing the shares of KBC common stock in accordance with the terms of the merger agreement. Following surrender of any such certificate in accordance with the terms of the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Equity common stock which the shares of KBC common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement and this summary of the representations and warranties in this section are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Equity and KBC contained in this proxy statement/prospectus or in the public reports of Equity filed with the SEC may supplement, update or modify the factual disclosures about Equity and KBC contained in the merger agreement. The merger agreement contains representations and warranties of Equity and KBC that may be subject to limitations, qualifications or exceptions agreed upon by the parties, including being qualified by confidential disclosures, and may be subject to a contractual standard of materiality that differs from the materiality standard that applies to reports and documents filed with the SEC. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement. The representations and warranties, other provisions of the merger agreement or any description of these provisions should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus and the other reports, statements and filings that Equity publicly files with the SEC. See “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of Equity and KBC relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

The merger agreement contains representations and warranties made by KBC relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	financial statements;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	title to assets;

•	the absence of certain changes or events;

•	certain contracts;

•	certain tax matters;

•	insurance matters;

•	the absence of any material adverse change;

•	intellectual property;

•	related party transactions;

•	indebtedness of KBC;

•	condition of assets;

•	environmental matters;

•	regulatory compliance;

•	absence of certain business practices;

•	books and records;

•	forms of instruments;

•	fiduciary responsibilities;

•	guaranties;

•	voting agreements and stockholders’ agreements;

•	employment matters;

•	employee benefits;

•	certain obligations to employees;

•	interest rate risk management;

•	internal controls;

•	compliance with the various specified statutes, rules and regulations;

•	certain matters concerning the trading of KBC’s securities;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	intercompany agreements;

•	the nature of the representations in the merger agreement;

•	inapplicability of takeover statutes; and

•	receipt by the KBC Board of an opinion from KBC’s financial advisor.

The merger agreement contains representations and warranties made by Equity relating to a more limited number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	filings with the SEC, certain compliance matters and financial statements;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	regulatory compliance;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	disclosure controls and procedures;

•	allowance for loan losses;

•	certain tax matters;

•	sufficient funds to pay the cash component of the merger consideration;

•	the nature of the representations in the merger agreement; and

•	receipt by the Equity Board of an opinion from Equity’s financial advisor.

Certain representations and warranties of Equity and KBC are qualified as to “materiality” or “material adverse change.” For purposes of the merger agreement, a “material adverse change,” means, with respect to either Equity or KBC, any material adverse change in the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves of such party and its subsidiaries, taken as a whole, has occurred, but excluding any change with respect to, or effect on, such party resulting from or in connection with any of the following, by itself or by themselves, either alone or in combination, to constitute or contribute to: (i) any changes in laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by the merger agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by the merger agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by the merger agreement; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (viii) any change resulting from the announcement or pendency of any of the transactions contemplated by the merger agreement; provided, that, in the case of clauses (i) through (vii), such party is not affected to a greater extent than other persons, bank holding companies or insured depository institutions in the industry in which such party operates.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

KBC has agreed that, prior to the effective time, it will, and will cause its subsidiaries to, unless otherwise permitted in writing by Equity:

•	operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and prudent banking principles;

•	except as required by prudent business practices, use commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

•	perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as KBC or any of its subsidiaries may in good faith reasonably dispute;

•	except as required by prudent business practices, use all commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

•	timely file, subject to extensions, all reports required to be filed with any governmental entity and observe and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings;

•	timely file, subject to extensions, all tax returns required to be filed by it and timely pay all taxes that become due and payable, except those being contested in good faith by appropriate proceedings;

•	promptly notify Equity of any tax proceeding or claim pending or threatened against or with respect to KBC or any of its subsidiaries;

•	withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all taxes required to be withheld therefrom and pay the same to the proper governmental entity when due;

•	account for all transactions and prepare all financial statements in accordance with GAAP;

•	promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Reports of Condition and Income (“Call Report”) and the Uniform Retail Credit Classification and Account Management Policy;

•

maintain the allowance for loan losses account in accordance with GAAP and in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements, and not reduce the amount of FNB’s allowance for loan losses; provided that such allowance for loan losses shall be an amount not less than 1.06% of aggregate loans (excluding loans held for sale) and shall include the estimated cost of carrying and disposing of non-performing loans and other real estate owned including any specific reserve required for the ownership or sale of such other real estate owned;

•	pay or accrue all costs, expenses and other charges to be incurred in connection with the merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the calculation date, which will be the fifth business day before the closing of the merger; and

•	ensure that all accruals for taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP; and

•	obtain the minimum vote, and require no greater than the minimum vote, of the capital stock of KBC required by any voting trusts, voting agreements, stockholders’ agreements or similar arrangements in order to approve the termination thereof.

Additionally, prior to the effective time, subject to specified exceptions, KBC will not, and will not permit any of its subsidiaries to, without the prior written consent of Equity, undertake the following actions:

•	take or fail to take any action that would cause the representations and warranties made by KBC in the merger agreement to be inaccurate at the time of the closing of the merger or preclude KBC from making such representations and warranties at the time of the closing of the merger;

•	merge into, consolidate with or sell its assets to any other person or entity, change or amend KBC’s or any of its subsidiaries’ articles of incorporation or bylaws, increase the number of shares of KBC common stock or any of its subsidiaries’ stock outstanding or increase the amount of the FNB’s surplus (as calculated in accordance with the instructions to the Call Report);

•	except as explicitly permitted under the merger agreement or in accordance with applicable law or pursuant to a contract existing as of the date of the merger agreement, engage in any transaction with any affiliated person or allow such persons to acquire any assets from KBC or any of its subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under KBC’s employee benefit plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

•	declare, set aside or pay any dividends or make any other distribution to its stockholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property;

•	obligate itself to purchase, retire or redeem any of its capital shares or other securities;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated by the merger agreement;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

•	accelerate the vesting of pension or other benefits in favor of employees of KBC or any of its subsidiaries except according to a KBC employee benefit plan or as otherwise contemplated by the merger agreement or as required by applicable law;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

•	mortgage, pledge or subject to lien any of its property, business or assets, tangible or intangible, except (i) certain permitted encumbrances, (ii) pledges of assets to secure public funds deposits and (iii) pledged of assets to secure Federal Home Loan Bank borrowings;

•	except as permitted under the merger agreement, sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim of a market value in excess of $1,000;

•	make any change in the rate or timing of payment of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its stockholders, directors, officers, employees or agents, other than periodic increases in compensation consistent with past practices, and bonuses, commissions and incentives consistent with past and normal practices to its employees and officers;

•	enter into any employment or consulting contract (other than as contemplated by the terms of a KBC employee benefit plan or the merger agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend any employment agreement, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable law or by the merger agreement;

•	make any capital expenditures or capital additions or betterments, except for such capital expenditures or capital additions that are set forth in writing in the budget provided to Equity or that are necessary to prevent substantial deterioration of the condition of a property or that do not exceed $10,000 in the aggregate;

•	sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	make any, or acquiesce with any material change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by KBC’s independent auditors, or as required by any applicable federal or state governmental or regulatory agency or authority having or claiming jurisdiction over Equity, KBC or their respective subsidiaries or the transactions contemplated by the merger agreement or (iv) tax election, change in taxable year, accounting methods for tax purposes, amendment of a tax return, restriction on any assessment period relating to taxes, settlement of any tax claim or assessment relating to KBC or any of its subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) or surrender any claim to a tax refund;

•	purchase any investment securities, other than purchases of obligations of the United States Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

•	renew, extend the maturity of, or alter any of the terms of any loan classified by KBC as “special mention,” “substandard,” or “impaired” or other words of similar import;

•	make, commit to make, renew, extend the maturity of, or alter any of the material terms of any loan in excess of $1,000,000, provided that Equity will be deemed to have given its consent to do so unless Equity objects to such transaction no later than 48 hours (weekends and bank holidays excluded) after actual receipt by Equity of all material information relating to the making, renewal or alteration of that loan; or

•	enter into any acquisitions or leases of real property, including new leases and lease extensions.

Regulatory Matters

Equity and Merger Sub have agreed to promptly file or cause to be filed (and KBC has agreed to cooperate with Equity and Merger Sub in connection with such filings), within 30 days of the date of the merger agreement, applications for all regulatory approvals required to be obtained by them in connection with the merger agreement and the transactions contemplated thereby. KBC has agreed to promptly file or cause to be filed applications for all regulatory approvals required to be obtained by it in connection with the merger agreement and the transactions contemplated thereby, and to use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

Employee Matters

Equity has agreed to consult with the Chief Executive Officer of KBC with respect to the termination of any employees of KBC in connection with the Closing. Subject to the terms of the merger agreement, employees of KBC whose employment is terminated in connection with the merger will be eligible to receive certain severance payments under specified circumstances.

Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of Equity, each continuing employee will be entitled, as an employee of Equity or its subsidiaries, to participate in the employee benefit plans of Equity provided to similarly situated employees of Equity or its subsidiaries, if such continuing employee will be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. The provisions of the merger agreement are not intended to give any continuing employee any rights or privileges superior to those of other similarly situated employees of Equity or its subsidiaries or to provide duplication of similar benefits but, subject to that qualification, Equity will, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a continuing employee may participate (excluding any defined benefit pension plan), credit each continuing employee with his or her term of service with KBC or any of its subsidiaries to the extent such service was recognized under the analogous employee benefit plan of KBC or any of its subsidiaries.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the completion of the merger, Equity and the surviving corporation will indemnify the directors, officers, employees and agents of KBC to the extent that such person would have been entitled to indemnification under the certificate of incorporation, bylaws or any existing indemnification agreements of KBC prior to the merger.

Prior to Closing, Equity and Equity Bank will obtain, at the expense of Equity, a three (3)-year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by KBC and FNB as of the date of the merger agreement with respect to claims arising from facts or events that occurred on or prior to the effective time (including the transactions contemplated by the merger agreement) as currently maintained by KBC, on terms no less advantageous than those contained in KBC’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, Equity is not obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date of the merger agreement by KBC for such insurance.

Stockholder Meeting and Recommendation of KBC’s Board of Directors

KBC has agreed to (i) duly call, give notice of, convene and hold the KBC special meeting of its stockholders as soon as practicable after the registration statement of which this proxy statement/prospectus is a part becomes effective with the SEC for the purpose of approving the Merger Proposal; (ii) require no greater than the minimum vote of the capital stock of KBC required by applicable law in order to approve the Merger

Proposal; (iii) include in this proxy statement/prospectus the recommendation of the KBC Board that the KBC stockholders vote in favor of the approval of the Merger Proposal; and (iv) cause this proxy statement/prospectus to be mailed to the KBC stockholders as soon as practicable after it becomes effective with the SEC, and use its commercially reasonable efforts to obtain the approval of the Merger Proposal.

Agreement Not to Solicit Other Offers

KBC has agreed that it will not, and will cause its subsidiaries not to, and will cause KBC’s and its subsidiaries’ respective officers, directors, employees, affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any acquisition proposal or (ii) except as otherwise permitted by the merger agreement, (A) engage in negotiations or discussions with or provide any information or data to, any person relating to an acquisition proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any acquisition proposal.

KBC further agreed that it will, and will cause each of its officers, directors, employees, affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any person (other than Equity) conducted prior to the signing of the merger agreement with respect to any acquisition proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any acquisition proposal to which it or any of its officers, directors, employees, affiliates, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. Notwithstanding the foregoing, at any time prior to obtaining the approval of the its stockholders, in the event that KBC receives a bona fide acquisition proposal that complies with the terms of the merger agreement, KBC and the KBC Board may participate in discussions or negotiations with, or furnish any information to, any person making such acquisition proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if the KBC Board determines in good faith, after consultation with its counsel and financial advisor, that such person is reasonably likely to submit to KBC a proposal deemed to be superior to Equity’s proposal (as determined in accordance with the terms of the merger agreement) and that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties.

In connection with the receipt and negotiation of any acquisition proposal by KBC, KBC is required to comply with the terms, conditions and procedures set forth in the merger agreement, which require, among other things, KBC to enter into a confidentiality agreement with the person making an acquisition proposal, providing certain notices and information to Equity and allowing Equity to make counteroffers that KBC will consider in good faith.

The KBC Board may, at any time prior to obtaining the approval of KBC’s stockholders, (i) approve, endorse or recommend a proposal deemed to be superior to Equity’s proposal (as determined in accordance with the terms of the merger agreement) or enter into a definitive agreement with respect to such superior proposal or (ii) modify or amend in a manner adverse to Equity or withdraw its recommendation in favor of approval of the merger agreement, provided that (x) prior to such change in recommendation, the KBC Board will determine, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (y) such change in recommendation is in connection with a superior proposal or an intervening event and such superior proposal has been made and has not been withdrawn and continues to be a superior proposal after taking into account any action taken by Equity.

Conditions to Complete the Merger

KBC’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	subject to certain materiality and material adverse change exceptions, each of the representations and warranties of Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Equity and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Equity and Merger Sub under the merger agreement on or prior to the closing date;

•	the Merger Proposal having been approved by the requisite vote of its stockholders;

•	KBC and Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain third parties and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated by the merger agreement not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings;

•	no action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated thereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (i) make the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby illegal, invalid or unenforceable, (ii) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, or (iii) if the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby are completed, subject KBC or any officer, director, stockholder or employee of KBC to criminal or civil liability. Further, no action or proceeding before any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above;

•	KBC will have received all documents required to be received from Equity on or prior to the closing date all in form and substance reasonably satisfactory to KBC;

•	there having been no material adverse change with respect to Equity since September 30, 2017;

•	the registration statement of which this proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	the shares of Equity common stock to be issued pursuant to the merger agreement will have been approved for listing on Nasdaq;

•	Equity will have procured a tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance in accordance with the terms and subject to the conditions the merger agreement; and

•	Equity having delivered a fully executed employment agreement in with respect to Tina M. Call, dated as of the date of the closing of the merger.

Equity’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	subject to certain materiality and material adverse change exceptions, each of the representations and warranties of Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	KBC has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by KBC under the merger agreement on or prior to the closing date;

•	the Merger Proposal having been approved by the requisite vote of KBC’s stockholders;

•	Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain the third parties, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated thereby not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings;

•	no action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated thereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (i) make the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby illegal, invalid or unenforceable, (ii) require the divestiture of a material portion of the assets of Equity or its subsidiaries, or (iii) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, or (iv) if the merger agreement or any other agreement contemplated thereby, or the transactions contemplated thereby are completed, subject Equity or any officer, director, stockholder or employee of Equity to criminal or civil liability. Further, no action or proceeding before any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above;

•	Equity having received from each of the directors of KBC an instrument dated as of the closing date releasing KBC, its subsidiaries and each of its affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), and Equity having received from each of the specified officers of KBC an instrument dated as of the closing date releasing KBC, its subsidiaries and each of its affiliates, successors and assigns, from any and all claims of such officers;

•	there will have been no material adverse change to KBC since September 30, 2017;

•	Equity having received evidence reasonably satisfactory to Equity that, as of the effective time, all employee benefit plans of KBC (other than such plans Equity elects not to terminate) have been terminated in accordance with the terms of such employee benefit plans of KBC, the Code, the Employee Retirement Income Security Act of 1974, as amended (which we refer to in this proxy statement/prospectus as “ERISA”), and all other applicable laws on a basis satisfactory to Equity in its reasonable discretion and that, to the extent required by the employee benefit plans of or applicable law, affected participants have been notified of such terminations and/or integrations;

•	Equity having received a fully executed employment agreement with respect to Tina M. Call, dated as of the date of the closing of the merger;

•	the registration statement of which this proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC, and all state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	holders of not more than 5% of the outstanding shares of KBC common stock having duly exercised their appraisal rights under the K.S.A.;

•	Equity will have received all documents required to be received from KBC on or prior to the closing date, all in form and substance reasonably satisfactory to Equity;

•	KBC’s adjusted shareholders’ equity shall be equal to or greater than $12,522,253;

•	Equity will have received from KBC certain tax documents in form and substance satisfactory to Equity, dated as of the closing date and executed by KBC; and

•	Equity shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to Equity, dated as of the closing date and based on facts, representations and assumptions described in such opinion, to the effect that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

Neither KBC nor Equity can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and KBC;

•	by either KBC or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained therein) if the conditions precedent to such party’s obligations to close have not been met or waived by June 30, 2018; provided, however, that such date may be extended to such later date as agreed upon by KBC and Equity;

•	by either Equity or KBC if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated by the merger agreement and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate merger agreement pursuant to this provisions is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action but such obligation will not apply to KBC’s termination right in the event of disapproval by any federal or state governmental or regulatory agency;

•	by either Equity or KBC if there has been any material adverse change with respect to the other party;

•

subject to certain cure rights, by Equity or KBC, if there will have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty will cease to be true and correct) set forth in the merger agreement on the part of the other party to the merger agreement or any other agreement contemplated thereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, however, that the right to terminate merger agreement under this provision will not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in merger agreement;

•	by Equity or KBC, if KBC does not receive the required stockholder approval at the KBC special meeting or any adjournment or postponement thereof; provided, however, that KBC may not terminate the merger agreement pursuant to the corresponding provision in the merger agreement if KBC has breached in any material respect any of its obligations under the merger agreement in a manner that caused the failure to obtain the approval of the stockholders at the KBC special meeting, or at any adjournment or postponement thereof;

•	by KBC prior to obtaining the approval of the KBC stockholders at the KBC special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an alternative acquisition proposal;

•	by Equity if the KBC Board, prior to obtaining the approval of the KBC stockholders and in compliance with the procedures set forth in merger agreement, approves, endorses or recommends an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation;

•	by Equity or KBC if the other party or its respective banking subsidiary enter into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity; or

•	by KBC, within two business days of the calculation date, which will be the fifth business day before the closing of the merger, if both (i) the volume weighted average closing price of Equity common stock during the twenty trading day period ending on the close of business on the calculation date is less than $27.592 and (ii) Equity’s common stock underperforms the KBW Nasdaq Regional Banking Index (KRX) by more than 20%; provided, however, that Equity has a right to cure by adjusting the exchange ratio or increasing the per share cash amount as provided in the merger agreement.

Effect of Termination

If the merger agreement is terminated, then neither Equity nor KBC will have any further liability or obligation under the merger agreement; provided, however, that (i) no such termination will relieve any party of any liability or damages resulting from any willful breach of the merger agreement or actual fraud; (ii) provisions of the merger agreement concerning termination fees and certain other specified provisions will survive any such termination; and (iii) the confidentiality agreement between Equity and KBC will survive any such termination in accordance with its terms.

Termination Fee

KBC will pay Equity a termination fee if the merger agreement is terminated under the following circumstances:

•	by Equity or KBC if the Merger Proposal is not approved by the required vote of stockholders of KBC, provided that KBC will not have the right to terminate for failure to achieve the required vote of stockholders if KBC has breached any of its obligations under the merger agreement in a manner that caused such failure to obtain approval, then KBC will pay to Equity, by wire transfer of same day funds, a termination fee equal to $1,500,000, within two (2) business days;

•	by KBC prior to obtaining the approval of the KBC stockholders at the KBC special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an acquisition proposal, then KBC will pay to Equity, by wire transfer of same day funds, a termination fee equal to $1,500,000, within two (2) business days;

•	by Equity if the KBC Board, prior to obtaining the approval of the KBC stockholders and in compliance with the procedures set forth in the merger agreement, approves, endorses or recommends an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation, then KBC will pay to Equity, by wire transfer of same day funds, a termination fee equal to $1,500,000, within two (2) business days of receipt of such written notice of termination from Equity; and

•	if prior to the termination of the merger agreement, a bona fide acquisition proposal will have been made known to senior management of KBC, the KBC Board or directly to KBC’s stockholders generally or any person will have publicly announced (and not withdrawn) an acquisition proposal with respect to KBC and prior to the date that is twelve (12) months after the date of such termination, KBC enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then KBC will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Equity, by wire transfer of same day funds, a termination fee equal to $1,500,000; provided, however, that solely for the purposes of the termination provision, the certain thresholds amounts for an acquisition proposal will be increased from 15% to 50%.

If KBC fails to pay in a timely manner any termination fee due to Equity, then KBC (i) will pay to Equity the reasonable costs and expenses of Equity (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection Equity’s efforts to obtain payment of any amounts due to Equity and (ii) will pay all interest accrued on any amount due to Equity, which will accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder will be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

Expenses and Fees

Except (i) with respect to costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger, which will be borne equally by Equity and KBC, (ii) as otherwise provided in the termination provision, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties to the merger agreement. At any time prior to the Closing, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document, certificate or writing delivered pursuant to the merger agreement, or (iii) waive compliance with any of the agreements, covenants or conditions contained in the merger agreement, in each case, in accordance with the terms of the merger agreement.

KBC Director Support Agreements

In connection with entering into the merger agreement, each of the directors of KBC have entered into a Director Support Agreement with Equity (which we refer to in this proxy statement/prospectus as the “KBC director support agreements”) pursuant to which they agree to refrain from harming the goodwill of Equity, KBC or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants. A copy of the form of the KBC director support agreements is included in this proxy statement/prospectus as Annex B.

KBC Voting Agreement

In connection with entering into the merger agreement, Equity entered into a Voting Agreement with KBC, Brad S. Elliott, as proxy, and certain stockholders of KBC (which we refer to in this proxy statement/prospectus as the “KBC voting agreement”). The stockholders that are party to the KBC voting agreement beneficially own in the aggregate approximately 74% of the outstanding shares of KBC common stock, which is sufficient to approve the Merger Proposal. The KBC voting agreement requires, among other things, that the stockholders party thereto vote all of their shares of KBC common stock in favor of the merger and the other transactions contemplated by the merger agreement and against alternative transactions and generally prohibits them from transferring their shares of KBC common stock prior to the termination of the KBC voting agreement. The KBC voting agreement will terminate upon the earlier of the termination of the merger agreement in accordance with its terms or the completion of the transactions contemplated by the merger agreement. A copy of the form of the KBC voting agreement is included in this proxy statement/prospectus as Annex C.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquirer; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Equity (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS

The following discussion addresses the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) of KBC common stock. This discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the effective date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Accordingly, the U.S. federal income tax consequences of the integrated mergers to holders of KBC common stock could differ from those described below.

This discussion applies only to U.S. holders that hold their KBC common stock, and will hold the Equity common stock received in exchange for their KBC common stock, as a capital asset within the meaning of Section 1221 of the Code (generally assets held for investment). Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of such holder’s personal circumstances or to a U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	financial institutions or mutual funds,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	partnerships and other pass-through entities and investors in such entities,

•	controlled foreign corporations or passive foreign investment companies,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received, or have a right to receive, their KBC common stock through the exercise of employee stock options, through a tax-qualified retirement plan, deferred stock award or otherwise as compensation,

•	holders who hold KBC common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, and

•	U.S. expatriates or certain former citizens or long-term residents of the United States.

In addition, this discussion does not address any state, local or foreign tax consequences of the integrated mergers, or any tax consequences of the integrated mergers under any U.S. federal tax laws other than those pertaining to income tax.

For purposes of this discussion, a U.S. holder is a beneficial owner of KBC common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, and has made a valid election to be treated as a United States person for U.S. federal income tax purposes. Holders of KBC common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the integrated mergers under United States and non-United States tax laws.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of KBC common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Equity and KBC urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the integrated mergers to them.

Determining the actual U.S. federal income tax consequences of the integrated mergers to a U.S. holder may be complex and will depend, in part, on the holder’s particular circumstances. Equity and KBC urge each U.S. holder of KBC common stock to consult his or her tax advisor with respect to the particular tax consequences of the integrated mergers to such holder.

U.S. Federal Income Tax Consequences of the Integrated Mergers Generally

The obligations of Equity to complete the integrated mergers are conditioned on, among other things, the receipt by Equity of a tax opinion from Norton Rose Fulbright US LLP, dated as of the closing date of the integrated mergers, to the effect that, on the basis of facts, representations and assumptions described in such opinion, the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the integrated mergers strictly in accordance with the merger agreement and the registration statement. In rendering its opinion, Norton Rose Fulbright US LLP will rely upon representations and covenants, including those contained in certificates of officers of Equity and KBC. If any of the assumptions, representations or covenants upon which this opinion is based are incorrect or inaccurate in any way, this opinion and the U.S. federal income tax consequences of the integrated mergers could be adversely affected. The opinion represents Norton Rose Fulbright US LLP’s best legal judgment, but does not bind the courts and does not preclude the IRS from adopting a position contrary to the ones expressed in the opinion. Additionally, the IRS has not issued (and is not expected to issue) any ruling as to the qualification of the integrated mergers as a reorganization under Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to the position addressed below or in the opinion of Norton Rose Fulbright US LLP. The following discussion regarding the U.S. federal income tax consequences of the integrated mergers assumes that the integrated mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Exchange for Equity Common Stock and Cash. A U.S. holder who receives both Equity common stock and cash in the exchange for such holder’s KBC common stock will recognize gain (but not loss) equal to the lesser of: (1) the amount by which the sum of the fair market value of the Equity common stock and cash received by such holder of KBC common stock exceeds such holder’s adjusted tax basis in its KBC common stock; and (2) the amount of cash received by such holder of KBC common stock (in each case excluding cash received in lieu of a fractional share of Equity common stock, the U.S. federal income tax treatment of which is discussed below). Except to the extent any cash received is treated as a dividend as discussed below, any gain recognized by the U.S. holder generally will be long-term capital gain if, as of the effective date of the integrated mergers, such holder’s holding period with respect to the KBC common stock surrendered exceeds one year.

If KBC common stock was acquired by a U.S. holder at different times or different prices, such holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined for each identifiable block of KBC common stock surrendered in the exchange.

The aggregate tax basis of the shares of Equity common stock received (including any fractional share of Equity common stock deemed received and redeemed for cash as described below) by a U.S. holder will be equal to such holder’s aggregate tax basis in the shares of KBC common stock surrendered in exchange for the shares of Equity common stock reduced by the amount of tax basis allocated to any fractional share deemed received and redeemed, and then increased by any taxable gain recognized in the integrated mergers by such holder (excluding any gain recognized as a result of cash received in lieu of a fractional share of Equity common stock) regardless of whether such gain is classified as capital gain or dividend income, and minus any cash received (other than cash received in lieu of a fractional share of Equity common stock) by such holder in the integrated mergers. The holding period for shares of Equity common stock received in the integrated mergers (including any fractional share of Equity common stock deemed received and redeemed for cash as described below) by a U.S. holder will include such holder’s holding period for the KBC common stock surrendered in exchange for the Equity common stock. If KBC common stock was purchased or acquired by a U.S. holder on different dates or at different prices, such holder should consult such holder’s tax advisor for purposes of determining the basis and holding period of the Equity common stock received in the integrated mergers.

Cash Received in Lieu of a Fractional Share. A U.S. holder who receives cash in lieu of a fractional share of Equity common stock will be treated as having received the fractional share in the integrated mergers and then as having exchanged the fractional share for cash in redemption by Equity. As a result and except to the extent that the cash received is treated as a dividend as discussed below, the U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and such holder’s tax basis allocable to the fractional share. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the fractional share exchanged (including the holding period for the KBC common stock exchanged therefor) for more than one year as of the effective date of the integrated mergers. The deductibility of capital losses is subject to limitations.

Potential Characterization of Gain as a Dividend. In general, the determination of whether gain recognized by a U.S. holder in the exchange will be treated as capital gain or as a dividend will depend on whether, and to what extent, the integrated mergers reduces such holder’s deemed percentage ownership of Equity common stock. For purposes of this determination, the U.S. holder will be treated as if such holder first exchanged such holder’s KBC common stock solely for Equity common stock and then Equity immediately redeemed a portion of such holder’s Equity common stock in the exchange for cash received in the integrated mergers by such holder. The gain recognized by the U.S. holder in the exchange followed by a deemed redemption will be capital gain if, with respect to such holder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to a U.S. holder if the percentage described in clause (2) below is less than 80% of the percentage described in clause (1) below. In general, such determination requires a comparison of (1) the percentage of outstanding voting stock of Equity that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption by Equity and (2) the percentage of outstanding voting stock of Equity actually and constructively owned by such holder immediately after the deemed redemption by Equity. In applying the foregoing test, the U.S. holder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by such holder, including stock owned by certain other persons and stock subject to an option held by such holder or by certain other persons. Because the constructive ownership rules are complex, each U.S. holder should consult such holder’s tax advisor as to the applicability of these rules. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a U.S. holder will depend on such holder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the reduction must result in a “meaningful reduction” in the U.S. holder’s deemed percentage ownership of Equity common stock. The IRS has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a meaningful reduction if that stockholder has any reduction in his or her percentage stock ownership under the foregoing analysis.

These rules are complex and dependent upon the specific facts of a particular U.S. holder. Consequently, Equity and KBC urge each U.S. holder that may be subject to these rules to consult such holder’s tax advisor as to the application of these rules to the particular facts relevant to such holder.

Dissenters. Upon the proper exercise of dissenters’ rights, a U.S. holder will exchange all of the shares of KBC common stock actually owned by such holder solely for cash and will recognize gain or loss equal to the difference between the amount of cash received, and such holder’s tax basis in the shares of KBC common stock surrendered. The gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period with respect to the KBC common stock surrendered is more than one year. The deductibility of capital losses is subject to limitations. In some cases, if the U.S. holder owns shares of Equity common stock actually or constructively after the integrated mergers, the cash received could be treated as a dividend, in which case such holder may recognize dividend income up to the amount of cash received. Because the possibility of dividend treatment depends upon each U.S. holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of KBC common stock are urged to consult their tax advisors regarding the application of the foregoing rules to their particular circumstances

Medicare Tax. If a U.S. holder that is an individual has modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status), such an individual is subject to a 3.8% tax (the “Medicare Tax”) on the lesser of: (i) his or her “net investment income” for the relevant taxable year; or (ii) the excess of his or her modified gross income for the taxable year over his or her applicable threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status). In the case of an estate or trust, the Medicare Tax will be imposed on the lesser of: (i) undistributed net investment income, or (ii) the excess of its adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for the relevant taxable year. Net investment income generally would include any capital gain incurred in connection with the integrated mergers (including gain treated as dividend income), as well as other items of interest, dividends, capital gains, and rental or royalty income.

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder pursuant to the integrated mergers may under certain circumstances be subject to information reporting and backup withholding. Generally, backup withholding will not apply if a U.S. holder:

•	furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received and otherwise complies with applicable requirements of the backup withholding rules; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided such holder furnishes the required information to the IRS.

Reporting Requirements

A U.S. holder who receives shares of Equity common stock upon completion of the integrated mergers and who is considered a “significant holder” will be required to retain records pertaining to the integrated mergers and to file with such holder’s U.S. federal income tax return for the year in which the integrated mergers takes place a statement setting forth certain facts relating to the integrated mergers. For this purpose, a U.S. holder is a significant holder if the person owns at least 1% by vote or value of KBC’s outstanding shares or has a tax basis of $1,000,000 or more in such holder’s KBC common stock and securities. Such statement must include the U.S. holder’s tax basis in and fair market value of such holder’s KBC common stock and securities surrendered in the integrated mergers.

Tax Treatment of Entities

No gain or loss should be recognized by Equity or KBC for U.S. federal income tax purposes as a result of the integrated mergers.

Tax Legislation

On December 22, 2017, Public Law No. 115-97 was enacted, commonly referred to as the Tax Cuts and Jobs Act, effective for tax years beginning after December 31, 2017. Neither Equity nor KBC anticipate that the Tax Cuts and Jobs Act will affect the U.S. federal income tax treatment of the integrated mergers described above. Equity and KBC urge holders of KBC common stock to consult their own tax advisors regarding the any impact that the Tax Cuts and Jobs Act may have on them.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Equity and KBC urge holders of KBC common stock to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, and under the laws of any applicable state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

KBC SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of KBC common stock as of the record date by (i) each director, the chief executive officer, the chief financial officer and the next other most-highly compensated executive officer of KBC, (ii) each person who is known by KBC to own beneficially 5% or more of the KBC common stock, and (iii) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such stockholders, management of KBC believes that each person has sole voting and dispositive power over the shares indicated as owned by such person. Other than the directors and entities affiliated with such directors set forth in the table below, no person is known to us to be the beneficial owner of more than five percent of our outstanding common stock.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and Named Executive Officers
Tina M. Call	1,410	1.7%
Scarlett Diseker	0	*
Sue A. Dowd(2)	1,919	2.4%
Jana Jantzen	0	*
John C. Lewis(3)	6,434	8.0%
M. Brant Peterson(4)	2,970	3.7%
M. Brian Peterson(5)	5,857	7.3%
Melvin Winger(6)	10,712	13.3%
Mona Winger(7)	30,371	37.6%
Melva Jo Winger-de Rondon(8)	2,279	2.8%

Directors and executive officers as a group (10 persons)	61,592	76.3%

*	Indicates less than 1%
(1)	The percentages are based on 80,696 shares of KBC common stock outstanding.
(2)	Includes (i) 274 shares held by Ms. Dowd individually, (ii) 1,000 shares held by Ms. Dowd’s individual retirement account, and (iii) 645 shares held by Lewis Grandchildren’s Trust.
(3)	Includes (i) 5,434 shares held by John C. Lewis Revocable Trust and (ii) 1,000 shares held by John C. Lewis Family Farms LP.
(4)	Includes (i) 500 shares held by Mr. Peterson individually, (ii) 1,342 shares held jointly by Mr. Peterson and his spouse and (iii) 1,128 shares held by Mr. Peterson as custodian for his children.
(5)	Includes (i) 4,540 shares held jointly by Mr. Peterson and his spouse and (ii) 1,317 shares held by Mr. Peterson as custodian for his children.
(6)	Includes (i) 8,212 shares held by Mr. Winger individually and (ii) 2,500 shares held by Revocable Trust of Melvin Winger.
(7)	Shares held by Revocable Trust of Mona Winger.
(8)	Includes (i) 500 shares held by Ms. Winger-de Rondon individually, (ii) 1,293 shares held jointly by Ms. Winger-de Rondon and her spouse and (iii) 486 shares held by Ms. Winger-de Rondon as custodian for her child.

INFORMATION ABOUT KBC

KBC is a Kansas corporation that owns all of the outstanding shares of common stock of FNB, a national association with operational headquarters in Liberal, Kansas. FNB offers consumer and commercial banking services to customers in the southwest Kansas counties of Seward and Stevens.

KBC’s principal executive offices are located at 1700 N Lincoln Avenue, Liberal, Kansas 67901, and its telephone number at that location is (620) 624-1971. Additional information about KBC and FNB can be requested from KBC. See “Where You Can Find More Information,” beginning on page 101.

Information About KBC’s Business

General.    KBC was incorporated as a Kansas corporation in 1972 to serve as a bank holding company for FNB. KBC does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for FNB. Its primary activities are to provide assistance in the management and coordination of FNB’s financial resources. KBC’s principal asset is the outstanding common stock of FNB. KBC derives its revenues primarily from the operations of FNB in the form of dividends received from FNB.

As a bank holding company, KBC is subject to supervision and regulation by the Federal Reserve, in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

FNB is a national association and its primary regulator is the Office of the Comptroller of the Currency. FNB’s branch offices include four locations in the town of Liberal, Kansas, and one location in Hugoton, Kansas.

As of September 30, 2017, KBC had consolidated total assets of $311.0 million, total loans held for investment of $170.0 million ($168 million net of allowances), total deposits of $274.0 million and total shareholders’ equity of $31.99 million. KBC does not file reports with the SEC.

Products and Services.    FNB is a traditional commercial bank offering a variety of banking services to consumer and commercial customers in the southwest Kansas counties of Seward and Stevens. FNB offers a range of lending services, including commercial loans to small and mid-sized businesses that are located in or conduct a substantial portion of their business in Seward County and Stevens County and consumer loans to individuals. Real estate loans offered by FNB are primarily secured by first real estate mortgages on the subject collateral. Commercial loans offered include loans to small and mid-sized businesses for the purpose of purchasing equipment, inventory, and facilities or for working capital. Consumer loans offered by FNB include loans for the purpose of purchasing automobiles and other personal expenses.

FNB offers depository services and various checking account services. FNB also offers safe deposit boxes, debit card services, credit cards, wire transfer services, cashier’s checks, telephone banking, internet banking, direct deposit and automatic transfers between accounts.

Competition.    The table below lists FNB’s deposit market share as of June 30, 2017 (the most recent date as of which the relevant data is available from the FDIC), for the Seward County and Stevens County, Kansas banking markets served by FNB.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Seward County, Kansas	1	4	$251,346	56.93%
Stevens County, Kansas	2	1	$36,034	8.16%

Each activity in which FNB is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, FNB competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Banks and other financial institutions with which FNB competes may have capital resources and legal loan limits substantially higher than those maintained by FNB.

Employees.    As of September 30, 2017, FNB had 54 full-time employees, none of whom are covered by a collective bargaining agreement, and no part-time employees.

Information About KBC’s Properties

KBC’s wholly-owned subsidiary FNB owns two locations and leases two locations in Liberal, Kansas; and owns one location in Hugoton, Kansas. KBC believes that its facilities are suitable and adequate for its purposes.

Legal Proceedings

Various legal claims arise from time to time in the normal course of business which, in the opinion of FNB’s management, will have no material effect on KBC’s consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK OF EQUITY

As a result of the merger, KBC stockholders who receive shares of Equity common stock in the merger will become stockholders of Equity. Your rights as a stockholder of Equity will be governed by Kansas law and the Equity articles and the Equity bylaws. The following briefly summarizes the material terms of Equity common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Equity’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the K.S.A. and the Equity articles and Equity bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which you are urged to read. Copies of Equity’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as the copies of KBC’s governing documents, see “Where You Can Find More Information.”

Overview

Equity’s authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share, of which 45,000,000 are designated as Equity common stock and 5,000,000 are designated as Class B common stock, and 10,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

As of February 9, 2018, there were 14,605,607 shares of Equity common stock issued and outstanding and no shares of Equity’s Class B common stock issued and outstanding. All issued and outstanding shares at that date were, and the shares of Equity common stock to be issued upon completion of this offering will be, fully paid and nonassessable. Immediately following the completion of the merger, Equity expects to have approximately 15,246,511 shares of Equity common stock outstanding, excluding the 344,132 shares of Equity common stock expected to be issued in connection with the Adams Merger, and no shares of Class B common stock outstanding. Also, as of February 9, options to purchase 796,521 shares of Equity common stock held by Equity’s employees, officers and directors under Equity’s Amended and Restated 2013 Stock Incentive Plan were outstanding.

Equity Common Stock

Class	A common stock

Voting Rights. Each holder of Equity common stock is entitled to one vote for each share of Equity common stock held on all matters to be voted on by Equity’s stockholders. Holders of Equity common stock elect Equity Board members and act on other matters as are required to be presented to them under Kansas law or as are otherwise presented to them by the Equity Board. Each holder of Equity common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Equity issues preferred stock, holders of Equity’s preferred stock may also possess voting rights. When a quorum is present at any meeting, the vote of the holders of a majority of Equity common stock present in person or by proxy will decide any matter before such meeting, unless the matter is one requiring a different vote by applicable law or the Equity articles.

Dividends. To the extent permitted under the K.S.A. and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity common stock are entitled to participate ratably on a per share basis with holders of Equity’s Class B common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Equity Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Preemptive Rights; Other. Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Equity common stock is not entitled to the benefits of any redemption or sinking fund provision.

Class B common stock

Voting Rights. The holders of Class B common stock have no voting rights except as may be provided for under Kansas law.

Dividends. To the extent permitted under the K.S.A. and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis with holders of Equity common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Equity Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Preemptive Rights; Other. Holders of Equity’s Class B common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Class B common stock is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Upon authorization of the Equity Board, Equity may issue shares of one or more series of Equity’s preferred stock from time to time. The Equity Board may, without any action by holders of common stock and subject to the provisions of any outstanding series of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others, any:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Equity may issue shares of, or rights to purchase shares of, one or more series of Equity’s preferred stock that have been or may be designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, Equity’s common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire Equity; or

•	facilitate a particular business combination involving Equity.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Equity’s stockholders might believe to be in their best interests or in which Equity’s stockholders might receive a premium for their stock over Equity’s then market price.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, holders of KBC common stock will be entitled to receive shares of Equity common stock in exchange for their shares of KBC common stock. Equity and KBC are organized under the laws of the states of Kansas. The following is a summary of the material differences between (1) the current rights of KBC stockholders under the K.S.A., the KBC articles of incorporation (the “KBC articles”) and the KBC bylaws and (2) the current rights of Equity stockholders under the K.S.A., the Equity articles and the Equity bylaws.

Equity and KBC believe that this summary describes the material differences between the rights of the holders of Equity common stock as of the date of this proxy statement/prospectus and the rights of the holders of KBC common stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Equity’s governing documents have been filed with the SEC. Copies of the KBC articles and the KBC bylaws are available upon written request from KBC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Equity	KBC
AUTHORIZED CAPITAL STOCK

The Equity articles authorize it to issue up to (i) 50,000,000 shares of common stock, par value $0.01 per share, of which 45,000,000 shall be designated as Equity common stock and 5,000,000 shall be designated as Class B common stock, and (ii) 10,000,000 shares of preferred stock.	The KBC articles authorize KBC to issue up to 1,000,000 share of common stock, par value $20.00, and up to 10,000 share of 6.5% non-voting convertible preferred stock, par value $1,000.

PREEMPTIVE RIGHTS

Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued.	Holders of KBC common stock are not entitled to preemptive rights with respect to any shares that may be issued.

VOTING LIMITATIONS

The Equity articles expressly elect for Equity to be governed by Sections 17-1286 et. seq. of the K.S.A. Under Section 17-1286 et. seq., control shares (shares that would have voting power with respect to shares of Equity that would entitle that person immediately after acquisition of the shares to exercise 20% or more of all the voting power in the election of directors) acquired in a control share acquisition have voting rights only to the extent they are granted by resolution approved by the Equity stockholders, with certain exceptions as provided in Sections 17-1286 et. seq. To be approved under Section 17-1294 of the K.S.A., such resolution must be approved by (i) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, and (ii) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, excluding all interested shares (generally defined as all shares owned by the acquiring person or group,	KBC is not subject to Sections 17-1286 et seq. of the K.S.A.

Equity	KBC

Equity’s directors who are also its employees, and Equity’s officers). Under certain circumstances, Equity has redemption rights with respect to shares acquired in a control share acquisition. In addition, Equity stockholders have appraisal rights under certain circumstances if the control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power.

The Equity articles expressly prohibit cumulative voting of shares, except as otherwise required by law and subject to the provisions of the Equity preferred stock. Holders of shares of Class B common stock shall have no right to vote on matters which are voted upon by the Equity stockholders.

SIZE OF BOARD OF DIRECTORS

The Equity articles currently provide that the Equity Board will consist of no less than three directors and no more than 25 directors, and, subject to the rights of the holders of any preferred stock then outstanding, the specific number of directors between three and 25 shall be authorized from time to time by, and only by, resolution duly adopted by a majority of the total number of directors then constituting the entire board. The Equity Board currently has 15 members.	The KBC articles provide that the number of directors shall be fixed by the KBC Board, and that the number of directors may be varied from time to time, as determined by the KBC Board. The KBC Board currently has six members.

CLASSES OF DIRECTORS

The Equity Board is divided into three classes, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires. The current classification and terms of the board consists of Class III directors whose term will expire in 2020, Class I directors whose term will expire in 2019 and Class II directors whose term will expire in 2018.	The KBC Board is not divided into classes.

REMOVAL OF DIRECTORS

Subject to the rights of the holders of any preferred stock then outstanding, (i) any Equity director or the entire Equity Board may be removed from office at any time by the affirmative vote of the holders of record of outstanding shares representing at least 66 2/3% of the voting power of all the shares of capital stock of Equity then entitled to vote generally in the election of directors, voting together as a single class, and (ii) to the extent permitted by law, any director may be removed from office at any time, but only for cause, by the affirmative vote of a majority of the entire Equity Board.	Under Kansas law, any KBC director or the entire KBC Board may be removed, with or without cause, by the holders of a majority of the KBC common stock then entitled to vote at an election of directors, except that, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect that director if then cumulatively voted at an election of the entire board of directors.

Equity	KBC
FILLING VACANCIES ON THE BOARD OF DIRECTORS

Subject to the rights of the holders of any preferred stock then outstanding, any vacancy occurring on the Equity Board for any reason, including any vacancy created by reason of an increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the term of any director elected to fill a vacancy shall expire upon the expiration of the term of office of the class of directors in which such vacancy occurred. If there are no directors in office, then an election of directors may be held in the manner provided by applicable law.	The KBC bylaws provide that any vacancy occurring on the KBC Board may be filled by the affirmative vote of a majority of the directors remaining in office, although less than a quorum. Any director so chosen will hold office for the unexpired term and until such director’s successor shall be elected and qualified, or until such director’s earlier death, resignation or removal.

SPECIAL MEETING OF STOCKHOLDERS

Except as otherwise required by law and subject to the right of holders of preferred stock then outstanding, special meetings of stockholders may be called by the president of Equity or by or at the direction of a majority of the Equity Board, and shall be called by the chairman of the Equity Board, the president or the secretary upon the written request of the holders of not less than 20% of all outstanding shares of capital stock of Equity entitled to vote at such special meeting. The business transacted at a special meeting of stockholders shall be limited to that stated in the notice of such meeting or in a duly executed waiver thereof.

The K.S.A. provides that special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws of the corporation.

The KBC bylaws provide that special meetings of the stockholders may be called by the President or by KBC Board, and must be called by the President at the request of the holders of not less than 20% of all the outstanding shares of the corporation entitled to vote at the meeting.

QUORUM

Under the Equity bylaws, except as otherwise required by law or the Equity articles, one-half of the stock issued and outstanding and entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business. If a quorum fails to attend any meeting, the stockholders entitled to vote at any meeting, present in person or represented by proxy, may adjourn the meeting from time to time.	The presence of a majority of the outstanding shares of KBC common stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of the KBC stockholders.

NOTICE OF STOCKHOLDER MEETINGS

The Equity bylaws provide that written notice of each meeting of stockholders stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given to each stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. If a stockholders’ meeting is adjourned for	Written or printed notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than thirty days before the date of the meeting; provided, however, that however, if the purpose of the meeting is to vote on a merger, a consolidation, or the sale, lease or exchange of all, or substantially all, of

Equity	KBC

more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

If mailed, notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the Equity records. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

An affidavit of the secretary or assistant secretary or of the transfer agent of Equity that notice has been given shall be prima facie evidence of the facts stated therein in the absence of fraud.

KBC’s property and assets, written notice must be delivered or given at least 20 days before the date of the, either personally or by mail, by or at the direction of the President, or the Secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice is deemed to be delivered when deposited in the United States mail, addressed to the stockholder at the stockholder’s address as it appears on the stock transfer books of KBC with postage thereon prepaid.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

The Equity bylaws establish an advance notice procedure with regard to nominations of directors and other business proposals to be brought before Equity’s annual meeting by a stockholder of record of Equity.

Except as may otherwise be require by applicable law or regulation, or be expressly authorized by the entire Equity Board, a stockholder may make a nomination or nominations for directors of Equity at an annual meeting of stockholders or may bring up any other matter for consideration and action by the stockholders at an annual meeting of stockholders, only if the following provisions shall have been satisfied:

(1) such stockholder must be a stockholder of record on the record date for such annual meeting, must continue to be a stockholder of record at the time of such meeting and must be entitled to vote on such matter so presented;

(2) such stockholder must deliver or cause to be delivered a written notice to the Equity secretary. The notice must be received by the secretary no less than 120 days prior to the day corresponding to the date on which Equity released its proxy statement in connection with the previous year’s annual meeting; provided, however, that if the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, such notice must be received by the secretary a reasonable time prior to the time at which notice of such meeting

No nominations procedures are set forth in the KBC bylaws.

Equity	KBC

is delivered to the stockholders. The notice shall specify (i) the name and address of the stockholder as they appear on the books of Equity, (ii) the class and number of shares of Equity which are beneficially owned by the stockholder, (iii) any material interest of the stockholder in the proposed business described in then notice, (iv) if such business is a nomination for director, each nomination sought to be made, together with the reasons for each nomination, a description of the qualifications and business or professional experience of each proposed nominee and a statement signed by each nominee indicating his or her willingness to serve if elected, and disclosing the information about such stockholder that would be required by the Exchange Act, and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved if such stockholder were a nominee of Equity for election as one of its directors, (v) if such business is other than a nomination for director, the nature of the business, the reasons why it is sought to be raised and submitted for a vote of the stockholders and if and why it is deemed by such stockholder to be beneficial to Equity, and (vi) if so requested by Equity, all other information that would be required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the Exchange Act;

(3) notwithstanding satisfaction of provisions (1) and (2) above, the proposed business described in the notice may be deemed not to be properly brought before the meeting if, pursuant to state law or any rule or regulation of the SEC, it was offered as a stockholder proposal and was omitted, or had it been so offered, it could have been omitted, from the notice of, and proxy material for, the meeting (or any supplement thereto) authorized by the Equity Board; and

(4) in the event such notice is timely given pursuant to provision (2) and the business described therein is not disqualified pursuant to provision (3), such business may be presented by, and only by, the stockholder who shall have given the notice required by provision (1) or a representative of such stockholder.

If the above provisions shall not have been satisfied, any nomination sought to be made or other business sought to be presented by such stockholder for consideration and action by the stockholders at such a meeting shall be deemed not properly brought before the meeting, shall be ruled by the chairman of the Equity Board to be out of order and shall not be presented or acted upon at the meeting.

Equity	KBC

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

Sections 17-12,100 et. seq. of the K.S.A. restrict certain business combinations between Equity and an interested stockholder for three years following the date that such stockholder became an interested stockholder. An interested stockholder is any person, other than Equity and any direct or indirect majority-owned subsidiary of Equity, that is the owner of 15% or more of the outstanding voting stock of Equity, or an affiliate or associate of Equity and was the owner of 15% or more of the outstanding voting stock of Equity at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder and the affiliates and associates of such person. Certain other persons are excluded from the definition of interested stockholder as provided in Section 17-12,100 of the K.S.A.

The restrictions in Sections 17-12,100 et. seq. of the K.S.A. do not apply if (i) prior to such date the Equity Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Equity outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date the business combination is approved by the Equity Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Although a Kansas corporation may elect not to be governed by Sections 17-12,100 et. seq. of the K.S.A., Equity has expressly elected to be governed by Sections 17-12,100 et. seq. of the K.S.A.

For a discussion of Sections 17-1286 et. seq. of the K.S.A., which are also anti-takeover provisions, see “Voting Limitations” above.

Section 17-6427 of the K.S.A. restricts certain business combinations between certain corporations and interested stockholders. KBC is not governed by these provisions because KBC does not have a class of voting stock that is listed on a national securities exchange or held of record by 2,000 or more stockholders. Neither the KBC articles nor the KBC bylaws include restrictions similar to those of Section 17-6427 of the K.S.A.

Equity	KBC

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

The Equity articles provide that no Equity director shall be liable to Equity or its stockholders for monetary damages for a breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the K.S.A. as presently in effect or as the same may be amended. Any repeal or modification of the provision limiting personal liability of directors shall not adversely affect any right or protection of an Equity director existing at the time of such repeal or modification.	The KBC articles provide that no KBC director shall be ·held personally liable to KBC or its stockholders for a breach of fiduciary duty as a director except for liability (i) for any breach of a director’s duty of loyalty to KBC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under the provisions of Section 17-6424 of the K.S.A and its amendments (relating to liability for the payment of certain unlawful dividends or unlawful stock purchases or redemptions); or (iv) for any transaction from which a director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

In addition to and without limiting the rights to indemnification and advancement of expenses specifically provided for in the Equity bylaws, Equity shall indemnify and advance expenses to each person who is or was an officer or director of Equity, or who is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, to the fullest extent permitted by the laws of the State of Kansas as then in effect.

The Equity bylaws provide that Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Equity), by reason of the fact that such person is or was an officer or director of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys’ fees, excise taxes under ERISA, or penalties, fines and other expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that Equity shall not be required to indemnify or advance expenses to any person in connection with an action, suit or proceeding initiated by such person (other than an action, suit or proceeding initiated by

KBC must indemnify any director or officer of KBC who was, is or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of KBC, or is or was serving at the request of KBC as a director, officer, employee, trustee, partner or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise to the fullest extent permitted by the K.S.A.

The right of indemnification is a contract right and includes the right to be paid by KBC for expenses incurred in defending any proceeding in advance of its final disposition to the fullest extent permitted under the K.S.A.

The right of indemnification contained in the KBC articles are not exclusive of any other right to indemnification that any person has or later acquires under any statute, bylaw, agreement, contract, resolutions of the KBC Board or stockholders, or otherwise.

Equity	KBC

such person to enforce his right to indemnification and advancement of expenses pursuant to this section) unless the initiation of such action, suit or proceeding was authorized in advance by the Equity Board.

Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Equity to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, amounts paid in settlement, attorneys’ fees and other expenses actually and reasonably incurred by such person in connection with such action or suit, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Equity unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Indemnification of a person referred to in the above paragraphs is mandatory if such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the above paragraphs, or in defense of any claim, issue or matter therein. For all other situations, and unless indemnification is ordered by a court, any indemnification by Equity shall be made only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in the above paragraphs. Such determination shall be made (i) by the Equity Board by a majority vote of a quorum consisting of directors who were not parties to such action or proceeding, or (ii) if such a quorum is not attainable, or even if attainable, should a quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or (iii) by the Equity stockholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such

Equity	KBC

person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Expenses actually and reasonably incurred by a person entitled to indemnification under the Equity bylaws shall be paid by Equity in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Equity. The Equity Board may, in each individual case, impose any additional terms and conditions as they shall deem appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, the Equity bylaws shall continue as to any person who has ceased to hold any position with Equity or any other enterprise, and shall inure to the benefit of the heirs, executors, administrators and estate of such person.

Upon resolution passed by the Equity Board, Equity may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not Equity would have the power to indemnify him against such liability under the Equity bylaws.

Notwithstanding any other provision of the Equity bylaws, in no event shall Equity indemnify any person against liabilities, penalties or expenses incurred in connection with an administrative proceeding or action instituted by a bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by such person or persons in the form of payments to Equity or any other enterprise.

AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

Equity reserves the right to amend, alter, change or repeal any provision contained in the Equity articles in the manner now or hereafter prescribed in the Equity articles and by the laws of the state of Kansas, and all rights conferred upon stockholders in the Equity articles are granted subject to such reservation. Notwithstanding the above provision or any other	Under the K.S.A., the KBC articles may be amended in the event that the KBC Board recommends such amendment and a majority of the outstanding shares of KBC stock entitled to vote on such amendment vote in favor of it.

Equity	KBC

provisions of the Equity articles or bylaws, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles VI (Action by Stockholders), VII (Number, Classification and Election of Directors; Vacancies), VIII (Removal of Directors), IX (Indemnification of Officers and Directors), XI (Control Share Acquisitions), XII (Business Combinations with Interested Stockholders), XIII (Amendment of Bylaws) or XIV (Amendment of Articles) of the Equity articles.

The Equity Board is authorized to make, amend, alter or repeal the Equity bylaws, subject to the power of the stockholders as described below to make, amend, alter or repeal the Equity bylaws. Notwithstanding the foregoing or any other provisions of the Equity articles or bylaws, the affirmative vote of at least 66 2/3% of the voting power of all the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provisions inconsistent with, Articles II (Meetings of Stockholders), III (Directors), VIII (Indemnification of Directors, Officers, Employees & Agents) or IX (Amendments) of the Equity bylaws.

The KBC articles provide that the right to alter, amend or repeal the KBC bylaws is vested concurrently in KBC’s stockholders and its board of directors, but that the authority of the KBC Board to amend the KBC bylaws remains subject to the superior authority of KBC’s stockholders.

The KBC bylaws provide that they may be altered, amended or repealed and new bylaws may be adopted by the KBC Board at any regular or special meeting of the KBC Board.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Under the Equity articles, any action required or permitted to be taken by the stockholders of Equity must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Under the K.S.A., unless otherwise provided in the articles of incorporation, any action required by the K.S.A. to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this state, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Under the KBC bylaws, any action required to be taken at a meeting of the stockholders, may be taken

Equity	KBC

without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

STOCKHOLDER RIGHTS PLAN

Equity does not have a stockholder rights plan in effect.	KBC does not have a stockholder rights plan in effect.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Equity

Equity common stock is listed on Nasdaq under the symbol “EQBK.” As of February 9, 2018, the latest practicable date prior to the printing of this proxy statement/prospectus, there were approximately 276 holders of record of Equity common stock. As of such date, approximately 14,605,607 shares of Equity common stock were outstanding.

The following table shows the high and low sales prices per share of Equity common stock as reported on Nasdaq on (i) December 15, 2017, the last full trading day preceding the public announcement that Equity and KBC had entered into the merger agreement, (ii) February 14, 2018, the latest practicable trading day before the printing of this proxy statement/prospectus and (iii) the periods indicated therein.

	Equity common stock
	High	Low
December 15, 2017(1)	$35.17	$34.00
February 14, 2018(2)	$36.42	$35.51

Quarter Ended
March 31, 2016	$24.10	$19.72
June 30, 2016	$23.94	$19.81
September 30, 2016	$25.94	$21.02
December 31, 2016	$38.03	$23.94
March 31, 2017	$35.24	$29.82
June 30, 2017	$33.11	$29.13
September 30, 2017	$36.60	$30.67
December 31, 2017	$35.60	$35.00
March 31, 2018 (through February 14, 2018)	$36.96	$34.72

(1)	The last full trading day preceding the public announcement of the entry into the merger agreement.
(2)	The latest practicable date prior to the printing of this proxy statement/prospectus.

The foregoing table may not provide meaningful information to KBC stockholders in determining whether to approve the Merger Proposal. Each of Equity and KBC stockholders are advised to obtain current market quotations for Equity common stock. The market price of Equity common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Equity common stock before or after the closing date of the merger. Changes in the market price of Equity common stock prior to the closing of the merger will affect the market value of the merger consideration that KBC stockholders will be entitled to receive upon completion of the merger. See the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

Equity Dividend Policy

Equity has not historically declared or paid cash dividends on Equity’s common stock and does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of Equity’s future earnings will be retained to support Equity’s operations and to finance the growth and development of Equity’s business. Any future determination to pay dividends on Equity’s common stock will be made by the Equity Board and will depend on a number of factors, including:

•	Equity’s historical and projected financial condition, liquidity and results of operations;

•	Equity’s capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on Equity’s ability to pay cash dividends, including pursuant to the terms of any of Equity’s credit agreements or other borrowing arrangements;

•	Equity’s business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that Equity may examine;

•	general economic conditions; and

•	other factors deemed relevant by the Equity Board.

Equity is not obligated to pay dividends on its common stock.

As a Kansas corporation, Equity is subject to certain restrictions on dividends under the K.S.A. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Equity is also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Since Equity is a bank holding company and does not engage directly in business activities of a material nature, Equity’s ability to pay dividends to its stockholders depends, in large part, upon Equity’s receipt of dividends from Equity Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Equity Bank is subject to the discretion of its board of directors. Equity Bank is not obligated to pay dividends.

KBC

KBC is a privately held corporation and its common stock is not traded on any established public trading market. As of the KBC record date, there were approximately 51 holders of record of KBC common stock. As of such date, 80,696 shares of KBC common stock were outstanding and 919,031 shares of KBC common stock were held as treasury stock.

There have been limited transfers of KBC’s common stock over time, including transfers between related parties (as gifts or to trusts or estates). Because of limited trading, the values attributed to KBC’s stock in other transaction may not be representative of the actual or fair value of KBC’s common stock. KBC is not obligated to register its common stock or, upon any registration, to create a market for its stock.

KBC’s stockholders are entitled to receive dividends out of legally available funds as and when declared by the KBC Board, in its sole discretion. As a Kansas corporation, KBC is subject to certain restrictions on dividends under the K.S.A. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. KBC is also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Since KBC is a bank holding company and does not engage directly in business activities of a material nature, KBC’s ability to pay dividends to its stockholders depends, in large part, upon KBC’s receipt of dividends from FNB, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of FNB is subject to the discretion of its board of directors. FNB is not obligated to pay dividends.

LEGAL MATTERS

The validity of the Equity common stock offered by this prospectus will be passed upon for Equity by Wise & Reber, L.C., McPherson, Kansas. Certain legal matters in connection with this offering will be passed upon for Equity by Norton Rose Fulbright US LLP, Dallas, Texas.

EXPERTS

Equity

The consolidated financial statements of Equity Bancshares, Inc. as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, incorporated by reference in this proxy statement/prospectus have been audited by Crowe Chizek LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

Eastman National Bancshares, Inc.

The consolidated financial statements of Eastman National Bancshares, Inc. and its subsidiaries as of December 31, 2016 and December 31, 2015, and for each of the two years in the period ended December 31, 2016, included in this proxy statement/prospectus have been audited by Erwin & Company, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

Cache Holdings, Inc.

The consolidated financial statements of Cache and its subsidiaries as of December 31, 2016 and December 31, 2015, and for each of the two years in the period ended December 31, 2016, included in this proxy statement/prospectus have been audited by Sewell & Taylor LLP, an independent public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

Community First Bancshares, Inc.

The consolidated financial statements of Community First Bancshares, Inc. as of December 31, 2015 and December 31, 2014 and for each of the two years in the period ended December 31, 2015, incorporated by reference in this proxy statement/prospectus have been audited by Erwin & Company, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Equity has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Equity common stock that KBC stockholders will be entitled to receive in connection with the merger if the merger is completed. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Equity and Equity common stock.

Equity also files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials Equity files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. General information about Equity, including Equity’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through Equity’s website at investor.equitybank.com as soon as reasonably practicable after Equity files them with, or furnishes them to, the SEC. Information on Equity’s website is not incorporated into this proxy statement/prospectus or Equity’s other securities filings and is not a part of these filings.

Set forth below are additional documents which are incorporated by reference and contain important information about Equity and its financial condition.

This document incorporates by reference the following documents that have previously been filed with the SEC by Equity (Commission File No. 001-37624):

•	Annual Report on Form 10-K for the year ended December 31, 2016 (including specific portions of Equity’s definitive Proxy Statement for the 2016 Annual Meeting of Stockholders incorporated therein by reference);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017; and

•	Equity’s Forms 8-K filed on December 27, 2016, January 26, 2017, March 15, 2017, March 16, 2017, May 2, 2017, May 23, 2017, July 17, 2017, July 20, 2017, October 10, 2017, October 19, 2017, November 13, 2017, December 18, 2017, and February 7, 2018, but only to the extent that items therein were “filed” with the SEC, rather than “furnished.”

A description of Equity’s capital stock can be found herein under “Description of Capital Stock of Equity.”

Information about Equity can also be found in additional documents that Equity may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of KBC’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents referred to above through Equity or from the SEC through the SEC’s website at the address described above. Documents incorporated by reference are available from Equity without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Equity at the following address:

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

Attn: Investor Relations

Telephone: (316) 612-6000

KBC is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from KBC, please send a request in writing or by telephone to KBC at the following address:

Kansas Bank Corporation

1700 N Lincoln Avenue

Liberal, Kansas 67901

Attention: Tina Call

Telephone: (620) 624-1971

If you would like to request documents, please do so by March 16, 2018 to receive them before the KBC special meeting. If you request any incorporated documents from Equity, then Equity will mail them to you by first-class mail, or another equally prompt means, within one business day after Equity receives your request.

Equity has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Equity, and KBC has supplied all information contained in this proxy statement/prospectus relating to KBC.

Neither Equity nor KBC has authorized anyone to give any information or make any representation about the merger, the Equity share issuance or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

EQUITY BANCSHARES, INC.,

OZ MERGER SUB, INC.

AND

KANSAS BANK CORPORATION

Dated as of December 16, 2017

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

A-iv

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is effective as of December 16, 2017, by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Oz Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and Kansas Bank Corporation (“KBC”), a Kansas corporation and registered bank holding company under the BHCA.

RECITALS

WHEREAS, EQBK owns all of the common stock of Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”);

WHEREAS, KBC owns all of the common stock of The First National Bank of Liberal, a national association with its principal office in Liberal, Kansas (the “Bank”);

WHEREAS, the Board of Directors of EQBK (the “EQBK Board”) and the Board of Directors of KBC (the “KBC Board”) have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which EQBK will, on the terms and subject to the conditions set forth in this Agreement, acquire KBC for a combination of cash and stock with an aggregate value of approximately $45,084,038 as calculated in accordance with the terms of this Agreement, through the merger of Merger Sub, with and into KBC (the “Merger”), with KBC surviving as a wholly-owned subsidiary of EQBK;

WHEREAS, immediately following, and in connection with, the Merger, EQBK will cause KBC to be merged with and into EQBK, with EQBK surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”), and immediately following the Second Step Merger, or at such later time as EQBK may determine, EQBK will cause the Bank to be merged with and into Equity Bank, with Equity Bank surviving the merger (the “Bank Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain shareholders of KBC have each entered into a Voting Agreement in the form attached hereto as Exhibit “A” (the “Voting Agreement”), whereby such shareholders of KBC have agreed to vote the shares of KBC Stock (as defined below) owned by them in favor of this Agreement, the Merger and the transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, each of the directors of KBC have entered into Director Support Agreements in the form attached hereto as Exhibit “B” (the “Director Support Agreement”) in connection with the Merger;

WHEREAS, it is intended that the Integrated Mergers together will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder and that this Agreement is hereby adopted as a plan of reorganization for the purposes of Code Sections 354 and 361 and the applicable regulations; and

[Signature Page to Agreement and Plan of Reorganization]

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

THE MERGER

Section 1.01 Merger of Merger Sub with and into KBC. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into KBC in accordance with Section 17-6701 of the Kansas General Corporation Code (the “KGCC”). KBC will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the KGCC as a wholly-owned subsidiary of EQBK. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02 Effects of the Merger. The Merger will have the effects set forth in the KGCC. The name of the Surviving Corporation will be “Kansas Bank Corporation.”

Section 1.03 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation and bylaws of KBC, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by Law.

Section 1.04 Directors and Officers. The directors and officers, respectively, of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of EQBK, Merger Sub, KBC or any holder of record of the following securities:

(a) Each share of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Stock”) and Class B common stock, par value $0.01 per share of EQBK (“EQBK Class B Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(b) Each share of common stock, par value $20.00 per share, of KBC (the “KBC Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest (such per share amount described in clause (i), (ii) and (iii) of this Section 1.05(b), the “Per Share Merger Consideration”):

(i) For each share of KBC Common Stock with respect to which an election to receive EQBK Class A Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant Section 1.08 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of the EQBK Class A Stock equal to the Per Share Stock Amount;

(ii) For each share of KBC Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 1.08 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Amount; and

(iii) For each share of KBC Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 1.08 (collectively, the “Non-Election Shares”), the right to receive such Per Share Stock Amount or Per Share Cash Amount as is determined in accordance with Section 1.08.

(c) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Agreed EQBK Stock Price” means $34.49.

(ii) “Merger Consideration” means the sum of the Total Stock Amount and the Total Cash Amount.

(iii) “Per Share Formula Consideration” means an amount equal to the quotient of (A) the Merger Consideration, divided by (B) the number of the shares of KBC Stock outstanding immediately prior to the Effective Time except for the Cancelled Shares.

(iv) “Per Share Cash Amount” means the amount of cash equal to the Per Share Formula Consideration.

(v) “Per Share Stock Amount” means a number of shares of EQBK Class A Stock equal to the quotient of (A) the Per Share Formula Consideration, divided by (B) Agreed EQBK Stock Price.

(vi) “Total Cash Amount” means up to $16,771,050, subject to adjustment in accordance with Section 1.06(a).

(vii) “Total Stock Amount” an amount equal to $28,312,988.

(d) At the Effective Time, each share of KBC Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of KBC Stock shall thereafter cease to have any rights with respect to such shares of KBC Stock, except the right to receive the Per Share Merger Consideration for such shares.

(e) Any shares of KBC Stock that are owned immediately prior to the Effective Time by KBC, EQBK or their respective Subsidiaries (other than (i) shares of KBC Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of KBC Stock held in respect of a debt previously contracted) shall be canceled and extinguished without any conversion thereof or consideration therefor (the “Cancelled Shares”).

(f) No certificates representing a fractional share of EQBK Class A Stock shall be issued by EQBK. In lieu of any fractional share, each holder of KBC Stock entitled to a fractional share, upon surrender of such shares of KBC Stock, shall be entitled to receive from EQBK an amount in cash (without interest), payable in accordance with Section 1.08, rounded to the nearest cent, determined by multiplying the fractional share by the Agreed EQBK Stock Price.

(g) Notwithstanding anything to the contrary herein, if, between the date hereof and the Effective Time, the outstanding shares of EQBK Class A Stock or EQBK Class B Stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Agreed EQBK Stock Price shall be appropriately and proportionately adjusted so that each holder of KBC Stock shall be entitled to receive the Merger Consideration in such proportion as it would have received if the record date for such Share Adjustment had been immediately after the Effective Time.

(h) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.06 Adjusted Equity.

(a) If the Adjusted Equity, as calculated in accordance with Section 1.06(b), is less than the Minimum Equity, then the Total Cash Amount shall be reduced by an amount equal to the Equity Adjustment; provided, that if the amount of the Adjusted Equity is greater than the Minimum Equity, then there shall be no adjustment.

(b) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Adjusted Equity” means the sum of KBC’s capital, surplus and retained earnings accounts less all intangible assets, calculated as of the Calculation Date in accordance with GAAP consistently applied, and adjusted to reflect the payment of or accrual for all KBC Merger Costs.

(ii) “Calculation Date” means the close of business on the fifth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.

(iii) “Equity Adjustment” means the product of (A) 1.53, multiplied by (B) difference of (x) Minimum Equity, minus (y) Adjusted Equity.

(iv) “KBC Merger Costs” means (A) the cost of terminating any employment related agreements and obligations (including any non-competition agreements, option agreements or equity based plans); (B) the transaction costs, fees and expenses (including, without limitation, all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger) incurred by KBC; (C) the payments owed by KBC to those employees and in such amounts listed on Confidential Schedule 1.06, including, without limitation any severance, stay-pay or retention bonus amounts or change in control payments (all of which shall be reflected on Confidential Schedule 1.06 including the name of the recipient, the amount of such payment and with respect to any stay-pay or retention bonus arrangements, the date through which the recipient must remain employed by the Surviving Corporation to receive the stay-pay or retention bonus amount); (D) a mutually agreeable estimate of the cost of obtaining a determination letter from the IRS in connection with the termination of a Retirement Plan; (E) any federal or state income Tax obligations, franchise Tax obligations or real property Tax obligations incurred by KBC prior to the Effective Time; (F) the accrual or payment of all of the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by KBC in connection with any contract termination required pursuant to this Agreement, including, without limitation, all costs, fees, expenses, contract payments, penalties or liquidated damages associated with the termination of the data processing, technology and other contracts contemplated by Section 5.15 hereof; (G) any unrealized gains or any unrealized losses (as the case may be) in KBC’s securities portfolio due to mark-to-market adjustments required by GAAP as of the Calculation Date; (H) a mutually agreeable estimate of the cost of preparing the federal and state income Tax Returns of KBC for the period from January 1, 2017 through the Closing Date; (I) any unrecorded liabilities regardless of materiality, including, without limitation, accrued paid time-off through the Closing Date; (J) the cost of the Audit; and (K) any other amounts mutually agreed upon in writing by EQBK and KBC; provided, further, that any amounts paid or incurred by EQBK on behalf of KBC in the aforementioned categories shall constitute KBC Merger Costs. In addition, any dividends (whether paid or declared) by KBC shall have been recorded by KBC as a reduction of Adjusted Equity. For purposes of the calculation of Adjusted Equity, the amount of the Adjusted Equity shall reflect the after-tax amount of the foregoing adjustments calculated in accordance with GAAP. For the avoidance of doubt any amount by which the Adjusted Equity exceeds the Minimum Equity shall inure to the benefit of EQBK.

(v) “Minimum Equity” means $29,293,303.

Section 1.07 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of KBC Stock to be entitled to receive the Per Share Cash Amount pursuant to Section 1.05(b) shall be equal to the quotient of (i) the Total Cash Amount, as adjusted, divided by (ii) the Per Share Cash Amount (such quotient, the “Max Cash Shares Number”). All other shares of KBC Stock (excluding the Cancelled Shares) shall be converted into the right to receive the Per Share Stock Amount.

(b) Promptly (and in any event no later than ten (10) Business Days) after the Effective Time, EQBK shall cause exchange agent appointed by EQBK (the “Exchange Agent”) to effect the allocation among holders of KBC Stock of rights to receive the Per Share Cash Amount and the Per Share Stock Amount as follows:

(i) If the aggregate number of shares of KBC Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) exceeds the Max Cash Shares Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Amount, and Cash Election Shares of each holder thereof will be converted into the right to receive the Per Share Cash Amount in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Max Cash Shares Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 1.07(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Per Share Stock Amount; and

(ii) If the Cash Election Number is less than the Max Cash Shares Number (the amount by which the Max Cash Shares Number exceeds the Cash Election Number being referred to herein as the “Cash Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Per Share Cash Amount and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

A. If the Cash Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Amount, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Amount in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 1.07(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Per Share Stock Amount; or

B. If the Cash Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Per Share Cash Amount, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Amount in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Cash Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 1.07(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Per Share Stock Amount.

Section 1.08 Election Procedures. Each holder of record of shares of KBC Stock to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Sections 1.05 and 1.07 (a “Holder”) shall have the right, subject to the limitations set forth in this Article I, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 1.08 (herein called an “Election”) (i) the number of shares of KBC Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of KBC Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) EQBK shall prepare a form reasonably acceptable to KBC, including appropriate and customary transmittal materials in such form as prepared by EQBK and reasonably acceptable to KBC (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) EQBK (i) shall initially make available and mail the Form of Election not less than twenty (20) Business Days prior to the anticipated Election Deadline to Holders of record as of the Business Day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any certificates representing shares of KBC Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of KBC Stock) to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) Business Days preceding the Closing Date.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of KBC Stock (none of EQBK, KBC nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of KBC Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Subject to the terms of this Agreement and the Form of Election, EQBK, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of certificates representing the whole number of shares of EQBK Class A Stock into which shares of KBC Stock are converted in the Merger and (iii) the method of payment of cash for shares of KBC Stock converted into the right to receive the Per Share Cash Amount and cash in lieu of fractional shares of EQBK Class A Stock.

Section 1.09 Exchange Procedures.

(a) Prior to the Effective Time, EQBK shall appoint an Exchange Agent.

(b) At or prior to the Effective Time, EQBK shall deposit with or make available to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 1.07, (i) certificates or, at EQBK’s option, evidence of shares in book entry form, representing the shares of EQBK Class A Stock, to be issued pursuant to Section 1.05(b), and (ii) cash in an amount sufficient to pay (A) the aggregate cash portion of the Merger Consideration and (B) cash in lieu of any fractional shares (such shares of EQBK Class A Stock and cash described in the foregoing clauses (i) and (ii), the “Exchange Fund”).

(c) As promptly as practicable after the Effective Time, but in no event later than ten (10) Business Days thereafter, EQBK shall cause the Exchange Agent to mail or otherwise deliver to each holder of record of one or more Certificates representing shares of KBC Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Section 1.05 and that has not theretofore submitted its Certificates with a Form of Election, (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate and, if reasonably required by EQBK or the Exchange Agent, the posting by such holder of KBC Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with the Exchange Agent (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Per Share Merger Consideration, any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07. The KBC shareholders will be entitled to receive their Per Share Merger Consideration only after receipt by the Exchange Agent of a properly completed Letter of Transmittal. If a Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Certificates, then the Exchange Agent will notify that KBC shareholder promptly of the need for further information or documentation.

(d) Upon the earlier of (i) seven (7) Business Days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, or (ii) seven (7) Business Days after the Effective Time for any uncertificated shares of KBC Stock held of record in book-entry form (subject to receipt of any customary tax documentation that may be reasonably requested by the Exchange Agent) or Certificates surrender to the Exchange Agent prior to the Effective Time, the Exchange Agent shall deliver to such holder of KBC Stock the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of KBC Stock represented by the Certificate, and each Certificate surrendered will be canceled. EQBK may, at its option, deliver any shares of EQBK Class A Stock in book-entry form. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 1.07, and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07.

(e) No dividends or other distributions with respect to EQBK Class A Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of EQBK Class A Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 1.07. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Section 1.07, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of EQBK Class A Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of EQBK Class A Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the EQBK Class A Stock issuable with respect to such Certificate.

(f) In the event of a transfer of ownership of a Certificate representing KBC Stock prior to the Effective Time that is not registered in the stock transfer records of KBC, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such KBC Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of EQBK and the Exchange Agent that the Tax has been paid or is not applicable.

(g) EQBK and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such amounts as EQBK or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by EQBK or the Exchange Agent, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by EQBK or the Exchange Agent, as the case may be.

(h) Any portion of the Exchange Fund that remains unclaimed by the shareholders of KBC at the expiration of six (6) months after the Effective Time shall be paid to EQBK. In such event, any former shareholders of KBC who have not theretofore complied with this Section 1.07 shall thereafter look only to EQBK with respect to the Per Share Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the EQBK Class A Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(i) Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or the Exchange Agent shall be liable to a holder of KBC Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.10 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Integrated Mergers together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Integrated Mergers to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 1.11 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, EQBK may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no adverse federal or state income tax consequences to the holders of KBC Stock as a result of such modification (taken as a whole and not with respect to any individual holder), (ii) the after tax consideration to be paid to the holders of KBC Stock is not changed in kind or reduced in amount in any respect, and (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or the Closing.

Section 1.12 Dissenting Shareholders.

(a) Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Section 17-6712 of the KGCC (a “Dissenting Shareholder”) with respect to any shares of KBC Stock held by such Dissenting Shareholder

(“Dissenting Shares”) shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Dissenting Shareholder shall have effectively withdrawn (in accordance with Section 17-6712 of the KGCC) or lost such Person’s right to appraisal under the KGCC with respect to such Dissenting Shares. Unless and until a Dissenting Shareholder shall have effectively so withdrawn or lost such Dissenting Shareholder’s right to appraisal under the KGCC with respect to Dissenting Shares, such Dissenting Shareholder shall be entitled to receive only payment of the fair value of such Dissenting Shares as required by Section 17-6712 of the KGCC (including any interest thereon and related costs, if any, required to be paid in accordance with Section 17-6712 of the KGCC). KBC shall give EQBK (A) prompt written notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by KBC prior to the Effective Time pursuant to Section 17-6712 of the KGCC relating to KBC shareholders’ appraisal rights and (B) the opportunity to participate in and control all negotiations and Proceedings with respect to demands for payment of fair value by KBC shareholders under Section 17-6712 of the KGCC. KBC shall not, except with the prior written consent of EQBK (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such dissent or demands for payment of fair value, offer to settle or settle any such demands. Any payment required to be made with respect to the Dissenting Shares shall be made by EQBK. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable by KBC to shareholders of record prior to the Effective Time).

(b) If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder’s right to appraisal under the KGCC, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s shares of Common Stock shall no longer be Dissenting Shares and shall be automatically converted into the right to receive the Per Share Merger Consideration, without interest, as set forth in this Article I, it being understood that surrender of the Certificate representing such Dissenting Shares shall be a prerequisite to the receipt of payment in respect of any Dissenting Shares represented thereby.

Section 1.13 Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the KGCC, EQBK shall cause the Surviving Corporation to be merged with and into EQBK in the Second Step Merger, with EQBK surviving the Second Step Merger and continuing its existence under the Laws of the State of Kansas, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, EQBK shall cause to be filed with the Secretary of State of the State of Kansas, in accordance with the KGCC, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Second Certificate of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the KGCC.

Section 1.14 Bank Merger. Immediately following the Second Step Merger, or at such later time as EQBK may determine in its sole discretion, EQBK will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit “C” (the “Bank Merger Agreement”). Equity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger will become effective immediately after the Second Effective Time or at such later time as EQBK may determine. Prior to or on the date of this Agreement, the board of directors each of Equity Bank and the Bank have approved the Bank Merger Agreement and Equity Bank and the Bank entered into the Bank Merger Agreement. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01 Time and Place of the Closing and Closing Date.

(a) On a date mutually acceptable to EQBK and KBC within thirty (30) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of any mandatory waiting periods (the “Closing Date”), as may be extended by mutual agreement of the parties for a reasonable period to facilitate a Calculation Date on month-end in the event the parties so agree, a meeting will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b) The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger, reflecting the Merger, filed with the Secretary of State of the State of Kansas in accordance with the KGCC (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c) The Closing will take place at the offices of Norton Rose Fulbright US LLP, 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201 at 10:00 a.m. on the Closing Date, or at such other time and place to which the parties may agree.

Section 2.02 Actions to be Taken at the Closing by KBC. At the Closing, KBC will execute and acknowledge, or cause to be executed and acknowledged, and deliver to EQBK such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of EQBK to close hereunder):

(a) True, correct and complete copies of KBC’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) True, correct and complete copies of the Bank’s articles of association and all amendments thereto, duly certified as of a recent date by the OCC;

(c) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of KBC under the Laws of the State of Kansas;

(d) A certificate of good standing from the OCC, duly certifying as of a recent date as to the good standing of the Bank;

(e) A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended (the “FDIA”);

(f) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that KBC is a registered bank holding company under the BHCA;

(g) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of KBC, pursuant to which such officer will certify: (i) the due adoption by the KBC Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the shareholders of KBC of this Agreement; (iii) the incumbency and true signatures of those officers of KBC duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iv) that the copy of the Bylaws of KBC attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of KBC Stock as of the Closing Date;

(h) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of the Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of the Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the due adoption by the sole shareholder of the Bank of resolutions authorizing the Bank Merger, the Bank Merger Agreement and the transactions contemplated by the Bank Merger Agreement, (iii) the incumbency and true signatures of those officers of the Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver the Bank Merger Agreement and the other agreements and documents contemplated hereby and thereby; and (iv) that the copy of the Bylaws of the Bank attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(i) A certificate, dated as of the Closing Date, executed by the chief executive officer of KBC, pursuant to which KBC will certify that (i) KBC has satisfied the conditions set forth in Sections 8.01 and 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to KBC or any of its Subsidiaries, individually or in the aggregate since September 30, 2017;

(j) All consents required from third parties to complete the transactions contemplated by this Agreement listed on Confidential Schedule 2.02(j);

(k) All releases as required under Section 8.06;

(l) KBC shall have delivered to EQBK a duly executed certificate in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, stating that KBC is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(m) A certificate, dated as of the Closing Date, executed by the chief executive officer of KBC certifying the amount of the Adjusted Equity of KBC as of the Calculation Date; and

(n) All other documents required to be delivered to EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by EQBK or its counsel.

Section 2.03 Actions to be Taken at the Closing by EQBK. At the Closing, EQBK will execute and acknowledge, or cause to be executed and acknowledged, and deliver to KBC such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of KBC to close hereunder):

(a) True, correct and complete copies of EQBK’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) True, correct and complete copies of Merger Sub’s certificate of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(c) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of EQBK under the Laws of the State of Kansas;

(d) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of Merger Sub under the Laws of the State of Kansas;

(e) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that EQBK is a registered bank holding company under the BHCA;

(f) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of EQBK, pursuant to which such officer will certify: (i) the due adoption by the EQBK Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of EQBK duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; and (iii) that the copy of the Bylaws of EQBK attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(g) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Equity Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of Equity Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the incumbency and true signatures of those officers of Equity Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver the Bank Merger Agreement and the other agreements and documents contemplated thereby; and (iii) that the copy of the Bylaws of Equity Bank attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(h) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Merger Sub, pursuant to which such officer will certify (i) the due adoption by the Board of Directors of Merger Sub of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption by the sole shareholder of Merger Sub of resolutions authorizing the Merger, this Agreement and the transactions contemplated by the Merger, (iii) the incumbency and true signatures of those officers of Merger Sub duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Merger Sub, and (iv) that the copy of the Bylaws of Merger Sub attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(i) A certificate, dated as of the Closing Date, executed by the chief executive officer of EQBK, pursuant to which EQBK will certify that (i) EQBK has satisfied the conditions set forth in Sections 7.01 and 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to EQBK since September 30, 2017;

(j) All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on Confidential Schedule 2.03(j); and

(k) All other documents required to be delivered to KBC by EQBK or Merger Sub under this Agreement, and all other documents, certificates and instruments as are reasonably requested by KBC or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF KBC

Except as disclosed in the disclosure schedules delivered by KBC to EQBK prior to the execution hereof (the “KBC Confidential Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the KBC Confidential Schedule as an exception to a representation or warranty shall not be deemed an admission by KBC that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, KBC hereby represents and warrants to EQBK as follows:

Section 3.01 Organization and Qualification.

(a) KBC is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. KBC has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of KBC, as amended to date, have been made available to EQBK. KBC does not own or control any Affiliate or Subsidiary, other than the Bank. The nature of the business of KBC and its activities do not require it to be qualified to do business in any jurisdiction other than the State of Kansas. KBC has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than the Bank or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by KBC has not been conducted through any other direct or indirect Subsidiary or Affiliate of KBC other than the Bank.

(b) The Bank is a national association, duly organized and validly existing under the Laws of the United States and in good standing under all Laws of the United States. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of association and bylaws of the Bank, as amended to date, have been or will be made available to EQBK. The Bank is an insured depository institution as defined in the FDIA. Except as set forth in Confidential Schedule 3.01(b), the Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business in any jurisdiction other than the State of Kansas. The Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

Section 3.02 Authority; Execution and Delivery. KBC has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the KBC Board. The KBC Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of KBC and its shareholders, has directed that this Agreement and the transactions contemplated hereby be submitted to KBC’s shareholders for adoption at a meeting of such shareholders with a recommendation from the KBC Board in favor of adoption (the “KBC Recommendation”) and has adopted a resolution to the foregoing effect. KBC has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by KBC, and each constitutes the legal, valid and binding obligation of KBC, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03 Capitalization.

(a) The entire authorized capital stock of KBC consists solely of (i) 1,000,000 shares of common stock, of which 80,696 shares are issued and outstanding and 85,612 shares are held as treasury stock, and (ii) 10,000 shares of 6.5% Non-voting Convertible Preferred Stock, of which no shares are issued and outstanding. Except as set forth on Confidential Schedule 3.03(a) or in the preceding sentence, there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, KBC to purchase or otherwise acquire any security of or equity interest in KBC, obligating KBC to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of KBC Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of KBC Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of KBC Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of KBC Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(b) The entire authorized capital stock of the Bank consists solely of 50,000 shares of common stock, par value $20.00 per share, of the Bank (“Bank Stock”) of which 50,000 shares are issued and outstanding. Except as set forth in the preceding sentence, there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of Kansas. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(c) KBC owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to any Subsidiary of KBC that is an insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of KBC has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04 Compliance with Laws, Permits and Instruments.

(a) KBC and each of its Subsidiaries have in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and have complied with, and is in compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation of KBC or any of its Subsidiaries, the bylaws or other governing documents of KBC or any of its Subsidiaries (collectively, the “KBC Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to KBC, its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to KBC or any of its Subsidiaries or their respective assets, operations, properties or businesses.

(b) Except as set forth on Confidential Schedule 3.04(b), the execution, delivery and performance of this Agreement (provided the required regulatory and shareholder approvals are obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the KBC Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to KBC or any of its Subsidiaries or their respective assets, operations, properties or businesses or (iii) any material Law or Order of any Governmental Entity applicable to KBC or any of its Subsidiaries or their respective assets, operations, properties or businesses.

Section 3.05 Financial Statements.

(a) KBC has furnished to EQBK true and complete copies of:

(i) the compiled consolidated balance sheet of KBC and its Subsidiaries as of December 31, 2014, 2015 and 2016, and the related compiled consolidated statements of operations, stockholders’ equity, and cash flows of KBC and its Subsidiaries, together with all related notes and schedules thereto for the years ended as of such dates, and the compiled consolidated balance sheet of KBC and its Subsidiaries at September 30, 2017, and the related compiled consolidated statements of operations, stockholders’ equity and cash flows of KBC and its Subsidiaries, together with all related notes and schedules thereto for the nine-month period ended as of such date; and

(ii) the compiled balance sheet of the Bank as of December 31, 2014, 2015 and 2016, and the related compiled statements of operations, stockholders’ equity, and cash flows of the Bank, together with all related notes and schedules thereto for the years ended as of such dates, and the compiled balance sheet of the Bank at September 30, 2017, and the related statements of operations, stockholders’ equity and cash flows of the Bank, together with all related notes and schedules thereto for the nine-month period ended as of such date (collectively, the financial statements listed in Sections 3.05(a)(i) and (ii), the “KBC Financial Statements”).

(b) The KBC Financial Statements (including the related notes, if any) have been prepared in accordance with GAAP applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the consolidated financial condition of KBC and the Bank at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to notes and normal year-end adjustments that were not or are not expected to be material in amount or effect), and the accounting records underlying the KBC Financial Statements accurately and fairly reflect in all material respects the transactions of KBC. The KBC Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

(c) KBC has furnished EQBK with true and complete copies of the Reports of Condition and Income as of September 30, 2017, and for the years ended December 31, 2014, 2015 and 2016 (the “Call Reports”), for the Bank. The Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the instructions to the Call Report. The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with the instructions to the Call Report, GAAP and in accordance with all applicable rules and regulations. The allowance for loan losses account for the Bank is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of the Bank; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such loans.

(d) Neither KBC nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among KBC and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, KBC or any of its Subsidiaries in KBC’s or such Subsidiary’s financial statements.

Section 3.06 Undisclosed Liabilities. Except for (a) liabilities and obligations incurred in the ordinary course of business, (b) liabilities and obligations disclosed in accordance with GAAP in the appropriate Call Reports or liabilities and obligations disclosed in accordance with GAAP in the appropriate KBC Financial Statements (and on or prior to the Closing, disclosed in accordance with GAAP in the appropriate KBC Financial Statements), and (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated by this Agreement, neither KBC nor any of its Subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due) and there is no basis for any Proceeding, Order or claim that could give rise to any liability or obligation, whether or not the same would have been required to be reflected or reserved against in the KBC Financial Statements if it had existed on or before the date of the latest balance sheet contained therein.

Section 3.07 Litigation.

(a) Neither KBC nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of KBC, threatened Proceedings of any nature against KBC or any of its Subsidiaries, nor to the Knowledge of KBC, is there any basis for any Proceeding against KBC or any of its Subsidiaries. There is no Order imposed upon KBC or any of its Subsidiaries or the assets or Property of KBC or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to KBC or any of its Subsidiaries.

(b) No Proceeding is pending or, to the Knowledge of KBC, threatened against KBC or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by KBC or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (b) the filings of applications, filings and notices, as applicable, with the OCC, and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the certificates of merger with the Secretary of State of the State of Kansas pursuant to the requirements of the KGCC, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by KBC of this Agreement or (B) the consummation by KBC of the transactions contemplated by this Agreement. As of the date of this Agreement, KBC knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and KBC has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 3.09 Title to Assets. Confidential Schedule 3.09 identifies all real property, other than foreclosed Other Real Estate Owned Property (“OREO Property”) that, as of the date of this Agreement is (i) owned by KBC or any of its Subsidiaries (“Owned Real Property”), or (ii) leased by KBC or any of its Subsidiaries (“Leased Real Property”). KBC or any of its Subsidiaries (a) has good and marketable title to all its Owned Real

Property; (b) holds valid and enforceable leases for all its Leased Real Property; (c) owns all of its personal property reflected on the consolidated balance sheet of KBC and its Subsidiaries at September 30, 2017; and (d) holds valid and enforceable leases for all leased personal property used by KBC or any of its Subsidiaries, in each case free and clear of all mortgages and all other Liens, except as set forth on Confidential Schedule 3.09, for such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby, or which, individually or in the aggregate, would not have a Material Adverse Change on KBC.

Section 3.10 Absence of Certain Changes or Events. Except as set forth on Confidential Schedule 3.10, since September 30, 2017, KBC and each of its Subsidiaries has conducted its business only in the ordinary course and has not:

(a) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and prudent banking practices;

(b) discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and prudent banking practices;

(c) increased the shares of KBC Stock or Bank Stock outstanding or its surplus (as calculated in accordance with the instructions to the Call Report), or declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e) acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f) mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits, and (iii) those assets and properties disposed of for fair value since the applicable dates of the KBC Financial Statements or the Call Reports;

(g) sold, transferred, leased to others or otherwise disposed of any of its assets (except for assets disposed of for fair value) or canceled or compromised any debt or claim, or waived or released any right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h) terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably constitute a Material Adverse Change;

(i) disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any license or Proprietary Right or modified any existing rights with respect thereto;

(j) made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than periodic increases in compensation consistent with past practices, and bonuses, commissions, and incentives consistent with past and normal practices to its employees and officers, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except to the extent required by Law or as contemplated by this Agreement;

(k) except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(l) instituted, had instituted against it, settled or agreed to settle any Proceeding before any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $10,000;

(m) suffered any change, event or condition that, in any case or in the aggregate, has caused or could reasonably be expected to result in a Material Adverse Change;

(n) except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(o) entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(p) sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(q) made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by GAAP or the extent required by Law;

(r) sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $500,000 or more, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(s) made, renewed, extended the maturity of, or altered any of the terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000;

(t) renewed, extended the maturity of, or altered any of the terms of any loan classified by KBC as “special mention,” “substandard,” or “impaired” or other words of similar import; or

(u) entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (t) above.

Section 3.11 Leases, Contracts and Agreements.

(a) Confidential Schedule 3.11(a) sets forth a complete listing, as of September 30, 2017, of all contracts to which KBC or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i) relate to real property used by KBC or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii) relate in any way to the assets or operations of KBC or any of its Subsidiaries and involves payments to or by KBC or any of its Subsidiaries of $10,000 or more during the term thereof;

(iii) contain any right of first refusal or option to purchase in favor of a third party;

(iv) limits the ability of KBC or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of EQBK or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v) obligates KBC or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, EQBK and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than KBC or any of its Subsidiaries “most favored nation” status or similar rights;

(vi) relates to the formation, creation or operation, management or control of any partnership, limited liability company, joint venture or other similar arrangement with any third parties;

(vii) relates to indebtedness of KBC or any of its Subsidiaries;

(viii) provides for potential indemnification payments by KBC or any of its Subsidiaries or the potential obligation of KBC or any of its Subsidiaries to repurchase loans;

(ix) is material to KBC’s and its Subsidiaries’ balance sheets or their financial conditions or results of operations;

(x) provides any rights to investors in KBC, including registration, preemptive or antidilution rights or rights to designate members of or observers to KBC’s or any of its Subsidiaries’ Board of Directors;

(xi) is a data processing/technology contract, software programming or licensing contract, other than for off-the-shelf software;

(xii) requires a consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xiii) limits the payment of dividends by the Bank or any other Subsidiary of KBC; or

(xiv) was otherwise not entered into in the ordinary course of business or that is material to KBC or any of its Subsidiaries or its financial condition or results of operations.

(b) For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, KBC or the Bank.

(c) No participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liability to KBC or any of its Subsidiaries. All of the Listed Contracts are legal, valid and binding obligations of the parties to the contracts enforceable according to their terms, subject to the Bankruptcy Exception.

(d) True and correct copies of all such Listed Contracts, and all amendments thereto, have been furnished to EQBK.

(e) All rent and other payments by KBC and each of its Subsidiaries under the Listed Contracts are current, there are no existing defaults by KBC or any of its Subsidiaries under the Listed Contracts and no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default by KBC or any of its Subsidiaries thereunder.

(f) Except as set forth on Confidential Schedule 3.11(f), since September 30, 2017, neither KBC nor any of its Subsidiaries has entered into any contracts of the type described under Sections 3.11(a)(i)—(xiv).

Section 3.12 Taxes.

(a) KBC and each of its Subsidiaries have duly and timely filed all Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all material respects and all Taxes due and owing by KBC and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid. Neither KBC nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. Neither KBC nor any Subsidiary has granted any extension or waiver of any statute of limitation period applicable to any Tax that remains in effect. No claim has been made by an authority in a jurisdiction where KBC or any of its Subsidiaries does not file Tax Returns that it is subject to taxation by that jurisdiction. Other than Permitted Encumbrances, there are no Liens for Taxes upon any of the assets of KBC or any of its Subsidiaries.

(b) KBC and each of its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Entity all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) There is no Proceeding concerning any Tax liability of KBC or any of its Subsidiaries either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which KBC or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority. To the Knowledge of KBC, no taxing authority has threatened to assess additional Taxes for any period for which Tax Returns have been filed.

(d) True and complete copies of the federal, state and local income Tax Returns of KBC and each of its Subsidiaries, as filed with the taxing authority for the years ended December 31, 2014, 2015, and 2016 have been furnished to EQBK. Neither KBC nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(e) Neither KBC nor any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) Neither KBC nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than (i) those to which only KBC and its Subsidiaries are parties, or (ii) commercial business agreements, the principal purpose of which is not the allocation of Taxes.

(g) Neither KBC nor any of its Subsidiaries have (i) been a member of any group filing a consolidated federal income tax return (other than a group the common parent of which was KBC) nor (ii) any liability for the Taxes of any Person other than KBC and its Subsidiaries under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract or under Law.

(h) Neither KBC nor any of its Subsidiaries has participated in any reportable transaction within the meaning of the Code § 6707A or Treasury Regulation § 1.6011-4(b)(1) or a transaction that is substantially similar to a listed transaction as defined under the Code §§ 6011, 6111 and 6112.

(i) Neither KBC nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(j) With respect to any taxable year (or portion thereof) beginning on or after January 1, 2014 and ending on the Closing Date, neither KBC nor any of its Subsidiaries received or sought a private letter ruling or gain recognition agreement with respect to Taxes.

(k) Neither KBC nor any of its Subsidiaries will be required to include any item of income in, nor will KBC or any of its Subsidiaries be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in KBC’s or any of its Subsidiaries’ method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date by KBC or any of its Subsidiaries; (iii) intercompany transaction or excess loss account of KBC or any of its Subsidiaries described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date by KBC or any of its Subsidiaries; (v) prepaid amount received on or prior to the Closing Date by KBC or any of its Subsidiaries, or (vi) election under Section 108(i) of the Code.

(l) Except as set forth on Confidential Schedule 3.12, neither KBC nor any of its Subsidiaries have distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) Confidential Schedule 3.12 lists and contains an accurate and complete description as to the United States federal and each state net operating and capital loss carryforwards for KBC and each of its Subsidiaries, that exist as of September 30, 2017, and no such net operating or capital loss carryforwards are subject to limitation under Sections 382, 383 or 384 of the Code or the Treasury Regulations, as of the Closing Date.

(n) Within the past three (3) years, the Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of KBC’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(o) The unpaid Taxes of KBC and each of its Subsidiaries (i) did not, as of September 30, 2017, exceed the current liability accruals for Taxes (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the KBC Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of KBC and its Subsidiaries in filing their respective Tax Returns.

(p) Neither KBC nor any of its Subsidiaries has taken any action nor has Knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.13 Insurance. Confidential Schedule 3.13 sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to KBC and each of its Subsidiaries. All such policies (a) are valid, outstanding and enforceable according to their terms, subject to the Bankruptcy Exception, and (b) are presently in full force and effect, no notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither KBC nor any of its Subsidiaries is in default with respect to any such policy nor has KBC or any of its Subsidiaries failed to give any notice or present any claim thereunder in a due and timely fashion. Neither KBC nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations, nor has its insurance been limited by any insurance carrier to which KBC or any of its Subsidiaries have applied for any such insurance within the last two (2) years. Each property of KBC and each of its Subsidiaries is insured for an amount deemed adequate by KBC’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of KBC or any of its Subsidiaries within the last three (3) years, and KBC has no Knowledge of any facts that would form the basis of a claim under such bonds.

Section 3.14 No Material Adverse Change. There has not been any Material Adverse Change with regard to or affecting KBC or any of its Subsidiaries since September 30, 2017, nor has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change on KBC or any of its Subsidiaries or that could materially affect KBC’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15 Proprietary Rights. Neither KBC nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. Neither KBC nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim or action by any such Person pending, or to KBC’s Knowledge, threatened, with respect thereto. No third party has ever gained unauthorized access to any information technology networks controlled by and material to the operation of the business of KBC and its Subsidiaries.

Section 3.16 Transactions with Certain Persons and Entities. Except as set forth on Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by KBC or any of its Subsidiaries to, and neither KBC nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of KBC or any of its Subsidiaries nor is KBC or any of its Subsidiaries a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director of KBC or any of its Subsidiaries. Neither KBC nor any of its Subsidiaries uses any asset owned by any shareholder or any present or former director or officer of KBC or any of its Subsidiaries, or any Affiliate thereof, in its operations (other than personal belongings of such officers and directors located in KBC’s or any of its Subsidiaries’ premises and not used in the operations of KBC or any of its Subsidiaries), nor to the Knowledge of KBC do any of such persons own or have the right to use real property that is adjacent to property on which KBC’s or any of its Subsidiaries’ facilities are located. Except as set forth on Confidential Schedule 3.16 or Confidential Schedule 3.28(a), and excluding deposit liabilities, neither KBC nor any of its Subsidiaries is a party to any transaction or contract with any director or executive officer of KBC or any of its Subsidiaries.

Section 3.17 Evidences of Indebtedness. All evidences of indebtedness and Leases included in the KBC Financial Statements are the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and are not subject to any known or threatened defenses, offsets or counterclaims that may be asserted against KBC or any of its Subsidiaries or the present holder thereof. The credit files of KBC and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to KBC that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of KBC or the Bank (including loans that will be outstanding if any of them advances funds they are obligated to advance). KBC and the Bank have disclosed all of the special mention, substandard, impaired, doubtful, loss, nonperforming or problem loans of KBC and the Bank on the internal watch list of KBC or the Bank, a copy of which as of September 30, 2017, has been provided to EQBK. Neither KBC nor the Bank is aware of, nor has KBC or the Bank received notice of, any past or present conditions, events, activities, practices or incidents that may result in a violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of KBC. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in compliance and conformity with all relevant Laws such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 3.18 Condition of Assets. When considered in the aggregate, all tangible assets used by KBC and each of its Subsidiaries are in good operating condition, ordinary wear and tear excepted, and conform in all material respects with all applicable ordinances, regulations, zoning and other Laws, whether federal, state or local. None of KBC’s or any of its Subsidiaries’ premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance and repairs that are not material in nature or cost.

Section 3.19 Environmental Compliance.

(a) KBC and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. KBC is not aware of, nor has KBC or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of KBC or any of its Subsidiaries with all Environmental Laws.

(b) KBC and each of its Subsidiaries have obtained all permits, licenses and authorizations that are required by it under all Environmental Laws, all such permits are in full force and effect, to KBC’s Knowledge there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c) To KBC’s Knowledge, no Hazardous Materials exist on, about or within any of the Properties, nor to the Knowledge of KBC has any Hazardous Materials previously existed on, under, about or within or have been used, generated, stored, or transported from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment. The use that KBC and each of its Subsidiaries makes and intends to make of the Properties will not result in the use, generation, storage, transportation or accumulation of any Hazardous Material on, in or from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment.

(d) There is no Proceeding by any Governmental Entity pending, or to KBC’s Knowledge threatened, against KBC, any of its Subsidiaries or, to KBC’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. Neither KBC nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither KBC nor any of its Subsidiaries received any request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties nor has KBC or any of its Subsidiaries received any notice of any kind from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law.

(e) No Hazardous Materials have been disposed of on, or released to, or from, any of the Properties, and no Hazardous Materials are present in or on the soil, sediments, surface water or ground water on, under, or migrating from any of the Properties in concentrations that would give rise to an obligation to conduct a remedial action pursuant to Environmental Laws.

(f) None of the following exists at any property or facility owned or operated by KBC or any of its Subsidiaries: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or urea formaldehyde, or (iv) landfills, surface impoundments, or disposal areas.

(g) None of the properties currently owned or operated by KBC or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(h) The transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup, or require the consent of any Person, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.

(i) Neither KBC nor any of its Subsidiaries, either expressly or by operation of law, has assumed or undertaken any obligation, including any obligation for remedial action, of any other Person under any Environmental Law.

(j) KBC has provided EQBK with copies of reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

Section 3.20 Regulatory Compliance. All reports, records, registrations, statements, notices and other documents or information required to be filed by KBC and any of its Subsidiaries with any Regulatory Agency, including, but not limited to, the Federal Reserve, OCC and FDIC, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. None of KBC or any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist Order, written agreement or other formal or informal administrative action with any such regulatory bodies, and KBC and each of its Subsidiaries are in full compliance with the requirements of any such commitment letter, memorandum of understanding, cease and desist Order, written agreement or other formal or informal administrative action, and there are no Proceedings pending, or to KBC’s Knowledge, threatened against KBC or any of its Subsidiaries by or before any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Except for examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any Proceeding or, to KBC’s Knowledge, investigation into the business or operations of KBC or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of KBC or the Bank. KBC is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). The Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)).

Section 3.21 Absence of Certain Business Practices. Neither KBC nor any of its Subsidiaries or any officer, employee or agent of KBC or any of its Subsidiaries, or any other Person acting on their behalf, has, directly or indirectly, within the past five (5) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of KBC or any of its Subsidiaries (or assist KBC or any of its Subsidiaries in connection with any actual or proposed transaction) that (a) could reasonably be expected to subject KBC or any of its Subsidiaries to any damage or penalty in any Proceeding, (b) if not given in the past, could reasonably be expected to have resulted in a Material Adverse Change, or (c) if not continued in the future could reasonably be expected to result in a Material Adverse Change or subject KBC or any of its Subsidiaries to suit or penalty in any Proceeding.

Section 3.22 Books and Records. The minute books, stock certificate books and stock transfer ledgers of KBC and each of its Subsidiaries (a) have been kept accurately in the ordinary course of business, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect transactions involving the business of KBC or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23 Forms of Instruments, Etc. KBC has made, and will make, available to EQBK copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by KBC and its Subsidiaries in the ordinary course of its business.

Section 3.24 Fiduciary Responsibilities. KBC and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws, regulations, Orders, agreements, instruments and common law standards.

Section 3.25 Guaranties. According to prudent business practices and in compliance with applicable Law, neither KBC nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26 Voting Trust, Voting Agreements or Shareholders’ Agreements. Except for the Voting Agreements, there is no existing voting trust, voting agreement, stockholders’ agreement or similar arrangement relating to a right of first refusal with respect to the purchase, sale or voting of any shares of KBC Stock.

Section 3.27 Employee Relationships.

(a) KBC and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to its relationships with their employees, and KBC believes that the relationships between KBC’s and each of its Subsidiaries’ employees are good. To the Knowledge of KBC, no executive officer or manager of any of the operations of KBC or any of its Subsidiaries or of any group of employees of KBC or any of its Subsidiaries have any present plans to terminate their employment with KBC or any of its Subsidiaries. Neither KBC nor any of its Subsidiaries is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against KBC or any of its Subsidiaries before the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of KBC or any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. KBC and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither KBC nor any of its Subsidiaries is engaged in any unfair labor practice.

(b) Set forth on Confidential Schedules 3.27(b) is a complete and correct list of all employment agreements between KBC or any of its Subsidiaries and any employee of KBC or any of its Subsidiaries (collectively, “Employment Agreements”). True and correct copies of all Employment Agreements and all amendments thereto, have been furnished to EQBK.

Section 3.28 Employee Benefit Plans.

(a) Set forth on Confidential Schedules 3.27(a) and 3.28(a) is a complete and correct list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all multiple employer and “multiemployer plans” (as defined in the Code or ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan or any other similar plan, agreement, policy or understanding (written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) are sponsored, maintained, or contributed to, by KBC and any of its Subsidiaries, or with respect to which KBC and any of its Subsidiaries has or could reasonably be expected to have any liability thereunder, and (ii) provide benefits, or describe policies or procedures applicable to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of KBC or any of its Subsidiaries, or the dependents or spouses of any such Person, regardless of whether funded (the “Employee Plans”). Except as set forth on Confidential Schedule 3.28(a), true, accurate and complete copies of the documents comprising each Employee Plan, or, in the case of each unwritten Employee Plan, a written description thereof, including, to the extent applicable each award agreement, trust, funding arrangements (including all annuity contracts, insurance contracts, and other funding instruments), the most current determination letter issued by the Internal Revenue Service, Form 5500 Annual Reports (including all schedules and attachments) for the three most recent plan years, documents, records, policies, procedures or other materials related thereto, have been delivered to EQBK and are included and specifically identified in Confidential Schedule 3.28(a). No unwritten amendment exists with respect to any written Employee Plan.

(b) Except as set forth on Confidential Schedule 3.28(b) no Employee Plan is a defined benefit plan within the meaning of ERISA §3(35) or is otherwise subject to ERISA Title IV, and neither KBC nor any of its Subsidiaries has ever sponsored or otherwise maintained such a plan.

(c) Except as set forth on Confidential Schedule 3.28(c), there have been no prohibited transactions (as defined in Code §4975(c)(1)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Employee Plans that would directly or indirectly subject KBC, any of its Subsidiaries or any Employee Plan to any taxes, penalties, or other liabilities (any liability arising from any indemnification agreement or policy), except to the extent that KBC, any of its Subsidiaries or any Employee Plan sponsored by KBC or any of its Subsidiaries is involved in such transaction or breach. Each Employee Plan that is intended to be qualified under Code §401(a) has a current favorable determination or opinion letter that covers all existing amendments up to and including all changes required by the most recent IRS Cumulative List of Changes applicable to the Employee Plan and has no obligation to adopt any amendments for which the remedial amendment period under Code §401(b) has expired and KBC is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter. Each such Employee Plan is so qualified and has been operated in compliance with applicable Law and its terms, any related trust is exempt from federal income tax under Code §501(a) and no event has occurred that will or reasonably could result in the loss of such tax exemption or to liability for any tax under Code §511. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to KBC’s Knowledge, none are threatened, except to the extent that KBC, any of its Subsidiaries, or any Employee Plan sponsored by KBC or any of its Subsidiaries is involved in such action. Neither KBC nor any of its Subsidiaries provides benefits to any employee or dependent of such employee of KBC or any of its Subsidiaries after the employee terminates employment other than as disclosed in this Agreement or any schedule hereto or as required by Law. No written or oral representations have been made by or on behalf of KBC or any of its Subsidiaries to any employee or former employee of KBC or any of its Subsidiaries promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage or any other welfare benefit (as defined in ERISA §3(1)) for any period of time beyond the end of the current plan year (except to the extent of coverage required under Code §4980B). Compliance with FAS 106 would not create any material change to the KBC Financial Statements. The completion of the transactions contemplated by this Agreement will not cause a termination or partial termination, or otherwise accelerate the time of payment, exercise, or vesting, or increase the amount of compensation due to any current or former employee, officer or director of KBC or any of its Subsidiaries except (i) as required by the terms of any Employee Plan provided to EQBK or by applicable Law in connection with a qualified plan, (ii) as contemplated by this Agreement, or (iii) except as identified on Confidential Schedule 3.28(c). There are no surrender charges, penalties, or other costs or fees that would be imposed by any Person against KBC or any of its Subsidiaries, an Employee Plan, or any other Person, including an Employee Plan participant or beneficiary, as a result of the hypothetical liquidation as of the Closing Date of any insurance, annuity, or investment contracts or any other similar investment held by any Employee Plan.

(d) The execution, delivery and performance by KBC of its obligations under the transactions contemplated by this Agreement and/or the approval of KBC’s shareholders of the Merger (whether alone or in connection with any subsequent event(s)), will not result in any payments or benefits which would not be deductible pursuant to Code §280G.

(e) All contributions to any Employee Plan (including, without limitation, all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due and payable by KBC or any of its Subsidiaries on or before the Closing Date have been timely paid to or made with respect to each Employee Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with GAAP.

(f) No participant, beneficiary or non-participating employee has been denied any benefit due or to become due under any Employee Plan. Neither KBC nor any of its Subsidiaries has misled any person as to his or her rights under any Employee Plan. All obligations required to be performed by KBC and any of its Subsidiaries under any Employee Plan have been performed in all material respects and neither KBC nor any of its Subsidiaries is in default under or in violation of any provision of any Employee Plan. No event has occurred that would constitute grounds for an enforcement action by any party against KBC, any of its Subsidiaries or any fiduciary of any Employee Plan under part 5 of Title I of ERISA under any Employee Plan.

(g) With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or within the last six years, by any corporation or trade or business, the employees of which, together with the employees of KBC and each of its Subsidiaries, are required to be treated as employed by a single employer under any of the rules contained in ERISA or Code §414 (the “Controlled Group Plans”):

(i) All Controlled Group Plans that are “group health plans” (as defined in Code §5000(b)(1) and ERISA §733(a)) have been operated up to the Closing in a manner so as to not subject KBC or any of its Subsidiaries to any liability under Code §4980B or §4980D;

(ii) Except as set forth on Confidential Schedule 3.28(g), there is no Controlled Group Plan that is a “multiple employer plan” or “multiemployer plan” (as either such term is defined in ERISA), nor has there been any such plan under which KBC or any of its Subsidiaries had any liability in the last 5 years (or would have had liability if notice had been given); and

(iii) Except as set forth on Confidential Schedule 3.27(a)) or Confidential Schedule 3.28(g), each Employee Plan that provides (or has provided within the past 5 years) for health, dental, vision, life, disability or similar coverage is covered by one or more third-party insurance policies and neither KBC nor any of its Subsidiaries is liable for self-insuring any such claims.

Each such Controlled Group Plan is included in the listing of Employee Plans on Confidential Schedule 3.28(a).

(h) Except as set forth on Confidential Schedule 3.28(h), all Employee Plan documents, annual reports or returns, audited, compiled or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed or distributed to the extent required by Law.

(i) Except as set forth on Confidential Schedule 3.28(i), no Employee Plan holds any stock or other securities of KBC or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(j) Except as provided in Confidential Schedule 3.28(j), KBC or any of its Subsidiaries may, at any time amend or terminate any Employee Plan that it sponsors or maintains and may withdraw from any Employee Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination.

(k) Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code §409A(d)(1) (a “Nonqualified Deferred Compensation Plan”) subject to Code §409A has (i) been maintained and operated since January 1, 2005 (or, if later, from its inception) in good faith compliance with Code §409A of the Code and all applicable IRS regulations promulgated thereunder and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Code §409A, and (ii) since January 1, 2011, been materially in documentary and operational compliance with Code §409A and all applicable IRS guidance promulgated thereunder. No additional tax under Code §409A(a)(1)(B) has been or is reasonably expected to be incurred by a participant in any such Employee Plan or other contract, plan, program, agreement, or arrangement. Neither KBC nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Code §409A(a)(1)(B). No currently outstanding stock option or other right to acquire KBC Stock or other equity security of KBC or any of its any of its Subsidiaries under any Employee Plan, or the payment of cash based on the value thereof, (A) has, as to any employee of KBC or any of its Subsidiaries, an exercise price that was less than the fair market value of the underlying equity security as of the date such stock option or right was granted, as determined by KBC in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, IRS Notice 2005-1 and § 1.409A-1 (b)(5)(iv) of the Treasury regulations), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, or (C) has been granted after December 31, 2004, with respect to any class of stock of KBC or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable regulations under Code §409A).

Section 3.29 Obligations to Employees. All accrued obligations and liabilities of KBC, each of its Subsidiaries and all Employee Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to any of the matters listed below have been timely paid to the extent required by applicable Law or the terms of such plan, contract program, policy, or other governing instruments: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, phantom stock and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare (including vacation and sick pay), retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to, by KBC or any of its Subsidiaries for its current or former directors, officers, employees and agents. To the extent that payment of any obligation or liability under any of the foregoing is not currently required, adequate actuarial accruals and reserves for such payments have been and are being made by KBC or its Subsidiaries in accordance with GAAP and applicable Law applied on a consistent basis. All obligations and liabilities of KBC and each of its Subsidiaries for all other forms of compensation that are or may be payable to their current or former directors, officers, employees or agents, or pursuant to any Employee Plan, have been and are being paid to the extent required by applicable Law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by KBC and each of its Subsidiaries in accordance with GAAP. All accruals and reserves referred to in this Section are correctly and accurately reflected and accounted for in the KBC Financial Statements and the books, statements and records of KBC and each of its Subsidiaries.

Section 3.30 Interest Rate Risk Management Instruments. Other than loans entered into in the ordinary course of business that provide for interest rate caps or floors, neither KBC nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of KBC or any of its Subsidiaries or for the account of a customer of KBC or any of its Subsidiaries.

Section 3.31 Internal Controls. KBC and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains adequate internal accounting controls that are designed to provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of KBC and to maintain accountability for KBC’s and its Subsidiaries’ assets; (c) access to KBC’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of KBC’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Except as set forth on Confidential Disclosure Schedule 3.31, none of KBC’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of KBC, any of its Subsidiaries or their accountants. KBC has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2016, KBC has not experienced or effected any material change in internal control over financial reporting.

Section 3.32 Community Reinvestment Act. The Bank is in compliance in all material respects with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder, and KBC has supplied EQBK with copies of the Bank’s current CRA Statement, all support papers therefor, all letters and written comments received by it since January 1, 2011, pertaining thereto and any responses by the Bank to those letters and comments. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and KBC has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33 Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. The Bank is in compliance in all material respects with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any notice of, nor does KBC have any Knowledge of, any threatened Proceeding with respect to the Bank’s non-compliance with such acts.

Section 3.34 Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Kansas usury statutes as they are currently interpreted, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Kansas. Each loan on the books of the Bank was made in the ordinary course of business.

Section 3.35 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. KBC and the Bank are in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, the Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. The Bank has timely filed all Suspicious Activity Reports with the Financial Institutions—Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36 Unfair, Deceptive or Abusive Acts or Practices. Neither KBC nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which KBC or any of its Subsidiaries is a party that allege, or to the Knowledge of KBC, no Person has threatened to allege, that KBC or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices.

Section 3.37 Securities Not Publicly Traded. No security or interest in KBC or any of its Subsidiaries is, or has been, publicly traded, quoted or traded on any security exchange, over-the-counter market or any interdealer quotation system including, without limitation, the New York Stock Exchange, Inc., The NASDAQ Stock Market LLC, the American Stock Exchange, Inc. or the Over-the-Counter Bulletin Board. Neither KBC nor any of its Subsidiaries has ever filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act or been required to file, or has voluntarily filed, periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither KBC nor any of its Subsidiaries has obtained a CUSIP number for any of its securities. The consummation of the transactions contemplated hereby will not require any notification or filing pursuant to Rule 10b-17 promulgated by the SEC or Rule 6490 promulgated by the Financial Industry Regulatory Authority.

Section 3.38 Proxy Statement/Prospectus. None of the information supplied or to be supplied by KBC or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of KBC and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to KBC or any of its Subsidiaries necessary in order to make the statements therein with respect to KBC and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that KBC is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to KBC and each of its Subsidiaries with the provisions of applicable Law.

Section 3.39 Agreements Between KBC and its Subsidiaries; Claims. Except as set forth on Confidential Schedule 3.39, there are no written or oral agreements or understandings between KBC and any of its Subsidiaries. All past courses of dealings between KBC and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. KBC has no Knowledge of any claims that KBC has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such claim.

Section 3.40 Representations Not Misleading. No representation or warranty by KBC contained in this Agreement, nor any written statement, exhibit or schedule furnished to EQBK by KBC under and pursuant to this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over KBC or its properties of the facts and circumstances upon which they were based.

Section 3.41 State Takeover Laws. The KBC Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law.

Section 3.42 Opinion of Financial Advisor. Prior to the execution of this Agreement, the KBC Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Sheshunoff & Co. Investment Banking, L.P., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of KBC Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.43 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of KBC, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to KBC or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EQBK

Except (i) as disclosed in the disclosure schedules delivered by EQBK to KBC prior to the execution hereof (the “EQBK Confidential Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the EQBK Confidential Schedule as an exception to a representation or warranty shall not be deemed an admission by EQBK that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any EQBK SEC Report filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), EQBK hereby represents and warrants to KBC as follows:

Section 4.01 Organization and Qualification.

(a) EQBK is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. EQBK has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of EQBK, as amended to date, have been made available to KBC.

(b) Equity Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. Equity Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of Equity Bank, as amended to date, have been made available to KBC. Equity Bank is an insured depository institution as defined in the FDIA.

(c) Merger Sub is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is wholly-owned by EQBK. Merger Sub has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Merger Sub, as amended to date, have been made available to KBC.

Section 4.02 Authority; Execution and Delivery.

(a) EQBK has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. EQBK has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by EQBK, and each constitutes the legal, valid and binding obligation of EQBK, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

(b) Merger Sub has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the board of directors of Merger Sub. Merger Sub has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. At or prior to the date hereof, the sole shareholder of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interest of the sole shareholder of Merger Sub, and (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and such approval and adoption is the only approval of holders of any class of securities of Merger Sub which is required to adopt this Agreement and effect the transactions contemplated hereby. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Merger Sub, and each constitutes the legal, valid and binding obligation of Merger Sub, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03 Capitalization.

(a) The entire authorized capital stock of EQBK consists solely of (i) 45,000,000 shares of EQBK Class A Stock, of which 14,605,607 shares are issued and outstanding, as of December 4, 2017, (ii) 5,000,000 shares of EQBK Class B Stock, of which no shares are issued and outstanding, as of December 4, 2017, and (iii) 10,000,000 shares of preferred stock, none of which are issued and outstanding.

(b) At the Effective Time, the shares of EQBK Class A Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws, and will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any shareholder of KBC who may be deemed to be an “affiliate” (under the Exchange Act) of EQBK after completion of the Merger.

Section 4.04 SEC Filings; Financial Statements.

(a) EQBK has filed and made available to KBC all forms, reports, and documents required to be filed by EQBK with the SEC since its initial public offering (collectively, the “EQBK SEC Reports”). Except as set forth on Confidential Schedule 4.04, The EQBK SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EQBK SEC Reports or necessary in order to make the statements in such EQBK SEC Reports, in light of the circumstances under which they were made, not misleading. Except for any Subsidiaries of EQBK that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such Subsidiaries of EQBK, no Subsidiary of EQBK is required to file any forms, reports or other documents with the SEC.

(b) The financial statements of EQBK contained in the EQBK SEC Reports, including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of EQBK and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

Section 4.05 Compliance with Laws, Permits and Instruments.

(a) Each of EQBK and its Subsidiaries holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to EQBK, individually or in the aggregate, or to the Knowledge of EQBK is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b) Each of EQBK and Equity Bank has in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and has complied with, and is in compliance with, and is not in default (and with the giving of notice or the passage of time shall not be in default) under, or in violation of, (i) any provision of the articles of incorporation or bylaws of EQBK or Equity Bank or other governing documents of EQBK or Equity Bank, as applicable (collectively, the “EQBK Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses now conducted or heretofore conducted or (iii) any permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree or award of any Governmental Entity applicable in any material respect to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses now conducted or heretofore conducted.

(c) The execution, delivery and (provided the required regulatory approvals are obtained) performance of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the EQBK Constituent Documents, (ii) any material mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses or (iii) any material permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, Order, decree, statute, Law, ordinance, rule or regulation applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses.

Section 4.06 Undisclosed Liabilities. EQBK has no liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by EQBK or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the EQBK SEC Reports, except (a) those liabilities and expenses incurred in the ordinary course of business and consistent with past business practices since the date of the EQBK SEC Reports or (b) that are not, individually or in the aggregate, material to EQBK.

Section 4.07 Litigation.

(a) Except as set forth on Confidential Schedule 4.07, neither EQBK nor Equity Bank is a party to any, and there are no pending or, to the Knowledge of EQBK, threatened, Proceeding of any nature against EQBK or Equity Bank which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK or Equity Bank, nor, to the Knowledge of EQBK, is there any basis for any Proceeding against EQBK or Equity Bank that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK or Equity Bank. There is no Order imposed upon EQBK or Equity Bank or the assets or property of EQBK or Equity Bank that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to EQBK or Equity Bank.

(b) No Proceeding is pending or, to the Knowledge of EQBK, threatened against EQBK or Equity Bank that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by EQBK or Merger Sub pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the certificates of merger with the Secretary of State of the State of Kansas pursuant to the requirements of the KGCC, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by EQBK and Merger Sub of this Agreement or (B) the consummation by EQBK and Merger Sub of the transactions contemplated by this Agreement. As of the date of this Agreement, EQBK knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and EQBK has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09 Regulatory Compliance.

(a) None of EQBK or any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. There is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of EQBK or Equity Bank. EQBK is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). Equity Bank is an “eligible bank” (as that term is defined in 12 C.F.R. § 303.2(r). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b) All material reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK or any of its Subsidiaries with any Regulatory Agency, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

Section 4.10 Proxy Statement/Prospectus. None of the information supplied or to be supplied by EQBK or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of KBC and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to EQBK or any Subsidiary of EQBK necessary in order to make the statements therein with respect to EQBK or any Subsidiary of EQBK, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that EQBK is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to EQBK in all material respects with the provisions of applicable Law.

Section 4.11 Absence of Certain Changes. Since September 30, 2017, (a) EQBK and Equity Bank have conducted their respective businesses in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, had or is reasonably likely to have, a Material Adverse Change on EQBK or Equity Bank.

Section 4.12 EQBK Disclosure Controls and Procedures. Except as set forth on Confidential Schedule 4.12, none of EQBK’s or Equity Bank’s records, systems, controls, data or information, are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of EQBK, Equity Bank or their accountants. EQBK has devised, established and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (except as otherwise required by RAP).

Section 4.13 Allowance. EQBK has calculated its allowance for loan losses in accordance with GAAP and in accordance with all applicable rules and regulations. The allowance for loan losses account for EQBK is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of EQBK; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such loans.

Section 4.14 Taxes. EQBK has no Knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.15 Sufficiency of Funds. EQBK has sufficient cash on hand or other sources of immediately available funds to enable it to timely pay the Per Share Cash Amount and consummate the transactions contemplated by this Agreement. EQBK acknowledges that the obligations of EQBK under this Agreement and EQBK’s access to such cash are not dependent upon or conditioned upon the closing of any financing.

Section 4.16 Representations Not Misleading. No representation or warranty by EQBK contained in this Agreement, nor any written statement, exhibit or schedule furnished to KBC by EQBK under and pursuant to of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over EQBK or their properties of the facts and circumstances upon which they were based.

Section 4.17 Opinion of Financial Advisor. Prior to the execution of this Agreement, the EQBK Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to EQBK. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 4.18 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of EQBK, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to EQBK or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE V

COVENANTS OF KBC

Section 5.01 Commercially Reasonable Efforts. KBC will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the completion of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02 Shareholders’ Meeting. Subject to a Change in Recommendation in accordance with Section 5.23, KBC, acting through the KBC Board, shall, in accordance with applicable Law:

(a) duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger and the transactions contemplated hereby;

(b) require no greater than the minimum vote of the capital stock of KBC required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby;

(c) include in the Proxy Statement/Prospectus the recommendation of the KBC Board that the shareholders of KBC vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(d) cause the Proxy Statement/Prospectus to be mailed to the shareholders of KBC as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by shareholders holding at least the minimum number of shares of KBC Stock entitled to vote at the Shareholders’ Meeting necessary to approve the foregoing under applicable Law. The letter to shareholders, notice of meeting, proxy statement of KBC and form of proxy to be distributed to KBC’s shareholders in connection with the Merger and this Agreement shall be in form and substance reasonably satisfactory to EQBK and are collectively referred to herein as the “Proxy Statement/Prospectus”.

(e) Notwithstanding anything to the contrary contained in this Agreement, KBC shall not be required to hold the Shareholders’ Meeting if this Agreement is terminated pursuant to Section 9.01 prior to the scheduled time of the Shareholders’ Meeting.

Section 5.03 Information Furnished by KBC. KBC shall promptly following receipt of a written request from EQBK furnish or cause to be furnished to EQBK, all information concerning KBC, including but not limited to financial statements, required for inclusion in any statement or application made or filed by EQBK to any governmental body in connection with the transactions contemplated by this Agreement or in connection with any unrelated transactions during the pendency of this Agreement. KBC represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. KBC shall otherwise fully cooperate with EQBK in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.

Section 5.04 Required Acts. Between the date of this Agreement and the Closing, KBC will, and will cause of each of its Subsidiaries including the Bank to, unless otherwise permitted in writing by EQBK:

(a) operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and prudent banking principles;

(b) except as required by prudent business practices, use commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

(c) perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as KBC or any of its Subsidiaries may in good faith reasonably dispute;

(d) use commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e) timely file, subject to extensions, all reports required to be filed with any Governmental Entity and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate Proceedings;

(f) timely file, subject to extensions, all Tax Returns required to be filed by it and timely pay all Taxes that become due and payable, except those being contested in good faith by appropriate Proceedings;

(g) promptly notify EQBK of any Tax Proceeding or claim pending or threatened against or with respect to KBC or any of its Subsidiaries;

(h) withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all Taxes required to be withheld therefrom and pay the same to the proper Governmental Entity when due;

(i) account for all transactions and prepare all financial statements in accordance with GAAP;

(j) promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(k) maintain the allowance for loan losses account in accordance with GAAP and in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements, and not reduce the amount of the Bank’s allowance for loan losses; provided, further, that such allowance for loan losses shall be an amount not less than 1.06% of aggregate loans (excluding loans held for sale) and shall include the estimated cost of carrying and disposing of nonperforming loans and OREO Property including any specific reserve required for the ownership or sale of such OREO Property;

(l) pay or accrue all costs, expenses and other charges to be incurred in connection with the Merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date;

(m) ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP; and

(n) obtain the minimum vote, and require no greater than the minimum vote, of the capital stock of KBC required by any voting trusts, voting agreements, shareholders’ agreements or similar arrangements in order to approve the termination thereof.

Section 5.05 Prohibited Acts. Between the date of this Agreement and the Closing, KBC will not, and will not permit any of its Subsidiaries including the Bank to, without the prior written consent of EQBK, except as set forth on Confidential Schedule 5.05:

(a) take or fail to take any action that would cause the representations and warranties made in Article III to be inaccurate at the time of the Closing or preclude KBC from making such representations and warranties at the time of the Closing;

(b) merge into, consolidate with or sell its assets to any other Person or entity, change or amend KBC’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of KBC Stock or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(c) except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from KBC or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(d) declare, set aside or pay any dividends or make any other distribution to its shareholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

(e) discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f) issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g) accelerate the vesting of pension or other benefits in favor of employees of KBC or any of its Subsidiaries except according to the Employee Plans or as otherwise contemplated by this Agreement or as required by applicable Law;

(h) acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(i) mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public funds deposits, and (iii) pledges of assets to secure Federal Home Loan Bank borrowings;

(j) except as permitted by Section 5.05(p), sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim of a market value in excess of $1,000;

(k) make any change in the rate or timing of payment of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than periodic increases in compensation consistent with past practices, and bonuses, commissions, and incentives consistent with past and normal practices to its employees and officers;

(l) enter into any employment or consulting contract (other than as contemplated by the terms of the Employee Plans or this Agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend any Employment Agreement, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable Law or by this Agreement;

(m) make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that are set forth in writing in the budget provided to EQBK or that are necessary to prevent substantial deterioration of the condition of a property or that do not exceed $10,000, in the aggregate;

(n) sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(o) make any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by KBC’s independent auditors, or as required by any applicable Regulatory Agency, or (iv) tax election, change in taxable year, accounting methods for Tax purposes, amendment of a Tax Return, restriction on any assessment period relating to Taxes, settlement of any Tax claim or assessment relating to KBC or any of its Subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or surrender any claim to a refund;

(p) purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(q) renew, extend the maturity of, or alter any of the terms of any loan classified by KBC as “special mention,” “substandard,” or “impaired” or other words of similar import;

(r) make, commit to make, renew, extend the maturity of, or alter any of the material terms of any loan in excess of $1,000,000, but EQBK will be deemed to have given its consent under this Section 5.05(r) unless EQBK objects to such transaction no later than 48 hours (weekends and bank holidays excluded) after actual receipt by EQBK of all material information relating to the making, renewal or alteration of that loan; or

(s) enter into any acquisitions or leases of real property, including new leases and lease extensions.

Section 5.06 Access; Pre-Closing Investigation.

(a) Upon reasonable notice and subject to applicable Laws, KBC will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of EQBK full access (excluding any information that is prohibited from being disclosed by applicable Law) during normal business hours to the properties, books, contracts and records of KBC and each of its Subsidiaries, permit EQBK to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as EQBK may reasonably require and furnish to EQBK during such period all such information concerning KBC, each of its Subsidiaries and its affairs as EQBK may reasonably request, in order that EQBK may have full opportunity to make such reasonable investigation as it desires to make of the affairs of KBC and each of its Subsidiaries, including access sufficient to verify the value of the assets and the liabilities of KBC and each of its Subsidiaries and the satisfaction of the conditions precedent to EQBK’s obligations described in Article VIII of this Agreement. EQBK will use its commercially reasonable efforts not to disrupt the normal business operations of KBC or any of its Subsidiaries. KBC agrees at any time, and from time to time, to furnish to EQBK as soon as practicable, any additional information that EQBK may reasonably request. Neither KBC nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of KBC’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07 Additional Financial Statements.

(a) KBC will promptly furnish EQBK with true and complete copies of (a) each Call Report prepared after the date of this Agreement as soon as such reports are made available to the FDIC, (b) the consolidated balance sheet of KBC as of December 31, 2017, the consolidated statement of income and changes in shareholders’ equity of KBC for the year ended December 31, 2017, and the consolidated statement of cash flows of KBC for the year ended December 31, 2017, as soon as each such compiled financial statement is made available to KBC, and (c) unaudited month-end financial statements of KBC.

(b) KBC will (i) promptly cause an independent accounting firm registered with the Public Company Accounting Oversight Board to audit KBC’s financial statements that are required by SEC rules and regulations to be included in the Registration Statement (the “Audit”); (ii) furnish EQBK with true and complete copies of the audited and unaudited financial statements required by SEC rules and regulations to be included in the Registration Statement; (iii) cooperate and assist EQBK in preparing any disclosure regarding KBC’s financial statements that are required by SEC rules and regulations to be included in the Registration Statement; and (iv) cause KBC’s auditor to cooperate with EQBK, to provide any comfort requested by EQBK concerning KBC’s financial statements, and to provide any consent required to be provided by such auditor in connection with the inclusion of KBC’s financial statements in the Registration Statement.

Section 5.08 Untrue Representations. KBC will promptly notify EQBK in writing if KBC becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to EQBK or any representation or warranty made in or pursuant to this Agreement or that results in the failure of KBC or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 5.09 Litigation and Claims. KBC will promptly notify EQBK in writing of any litigation, or of any claim, controversy or contingent liability that might be expected to become the subject of litigation, against KBC or any of its Subsidiaries or affecting any of their properties, and KBC will promptly notify EQBK of any Proceeding, pending or, to the Knowledge of KBC, threatened against KBC or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by KBC or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10 Material Adverse Changes. KBC will promptly notify EQBK in writing if any change or development has occurred or, to the Knowledge of KBC, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on KBC or any of its Subsidiaries, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the completion of the transactions contemplated by this Agreement, or (c) would cause the conditions in Article VIII not to be satisfied.

Section 5.11 Consents and Approvals. KBC will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.02(j).

Section 5.12 Environmental Investigation; Right to Terminate Agreement.

(a) EQBK and its consultants, agents and representatives will have the right, to the same extent that KBC has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement. EQBK will notify KBC prior to any physical inspections of the Property, and KBC may place reasonable time and place restrictions on such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by EQBK, EQBK will (i) notify KBC of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary

Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. EQBK will give reasonable notice to KBC of such Secondary Investigations, and KBC may place reasonable time and place restrictions on such Secondary Investigations.

(b) KBC agrees to make available to EQBK and its consultants, agents and representatives all documents and other material in its possession or control relating to environmental conditions of any Property including the results of other Environmental Inspections and surveys. KBC also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with EQBK and will be entitled to certify the same in favor of EQBK and its consultants, agents and representatives and make all other related data available to EQBK and its consultants, agents and representatives.

Section 5.13 Registration Statement and Proxy Statement/Prospectus.

(a) KBC agrees to cooperate and assist EQBK in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of EQBK Stock to be issued as part of the Merger Consideration provided for herein, and the Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to EQBK all information concerning KBC and each of its Subsidiaries that EQBK may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/Prospectus. None of the information supplied or to be supplied by KBC or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of KBC and, as the Registration Statement and the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to KBC necessary in order to make the statements therein with respect to KBC, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that KBC is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to KBC in all material respects with the provisions of applicable Law.

(b) The KBC Board has resolved to recommend to the KBC shareholders that they approve this Agreement, the Merger and the transactions contemplated herein and shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the purposes of this Agreement. The KBC Board shall (i) include in the Proxy Statement/Prospectus the recommendation of the KBC Board that the shareholders of KBC vote in favor of this Agreement, the Merger and the transactions contemplated hereby, (ii) use its commercially reasonable efforts to obtain such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby, (iii) perform such other acts as may reasonably be requested by EQBK to ensure that such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby are obtained, and (iv) cause the Proxy Statement/Prospectus to be mailed to the shareholders of KBC as soon as practicable after the Registration Statement becomes effective with the SEC.

(c) If KBC becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, KBC shall promptly inform EQBK thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 5.14 Benefit Plans.

(a) KBC will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is a Code section 401(a) qualified retirement plan (each a “Retirement Plan”) and related trust sponsored by KBC or any of its Subsidiaries, effective no later than immediately before the

Closing Date. KBC will provide EQBK evidence or such other confirmation from KBC which EQBK deems appropriate that (i) each such Retirement Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action and (ii) at the request of EQBK, KBC has submitted to the IRS an application for determination of the tax-qualified status of any qualified plan relating to its termination. Provided EQBK’s request to file an application for determination is given at least ninety (90) days prior to the Closing, such application will be filed on or before the Closing. Any costs incurred prior to the Closing related to the termination of each Retirement Plan shall be paid (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) solely by KBC and reflected in the calculation of Adjusted Equity.

(b) At the direction of EQBK, KBC will take, and will cause each of its Subsidiaries to take, all action necessary to terminate or withdraw from participation in any Employee Plan that is an employee welfare benefit plan, as defined in ERISA § 3(1) (“Welfare Plan”), effective not later than immediately before the Closing. KBC will provide EQBK evidence or such other confirmation from KBC which EQBK deems appropriate that each such Welfare Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action.

Section 5.15 Termination of Contracts.

(a) KBC and each of its Subsidiaries will, with regard to any contract to which KBC or any of its Subsidiaries is a party identified by EQBK prior to the Calculation Date, cooperate with and take such actions as reasonably requested by EQBK to terminate any such contract on a date to be determined by EQBK, in its sole discretion. Any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by KBC or any of its Subsidiaries in connection with the termination of any contract, regardless of whether such contract is identified by EQBK, shall be accrued or paid by KBC or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(a) and shall be reflected in the calculation of Adjusted Equity as contemplated by Section 1.06(a). For the avoidance of doubt, EQBK will not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract.

(b) KBC and each of its Subsidiaries will cooperate with EQBK in EQBK’s commercially reasonable efforts to negotiate a settlement of the termination of KBC’s and/or each of its Subsidiaries’ data processing/technology contracts listed on Confidential Schedule 5.15(b) and to otherwise mitigate the cost of terminating such contracts. KBC and each of its Subsidiaries will take such actions as reasonably requested by EQBK in connection with the termination of such contracts, to ensure that if the Merger occurs, the data procession/technology contracts listed on Confidential Schedule 5.15(b) will be terminated in connection with the consummation of the Merger; provided, that any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by KBC or any of its Subsidiaries in connection with the termination of such data processing and technology contracts shall be accrued or paid by KBC or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(b) and shall be reflected in the calculation of Adjusted Equity as contemplated by Section 1.06(a).

(c) Any such notice and actions by KBC and/or each of its Subsidiaries pursuant to this Section 5.15 will be in accordance with the terms of such contracts.

Section 5.16 Conforming Accounting Adjustments. KBC and each of its Subsidiaries shall, if requested by EQBK, consistent with GAAP, immediately prior to Closing, make such accounting entries as EQBK may reasonably request in order to conform the accounting records of KBC and each of its Subsidiaries to the accounting policies and practices of EQBK; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any governmental agency or regulatory authority, (c) violate any Law, rule or regulation applicable to KBC or any of its Subsidiaries, or (d) be an acknowledgment by KBC (i) of any adverse circumstances for purposes of determining whether the conditions to EQBK’s obligations under this Agreement have been satisfied, (ii) that such adjustment is required for purposes of determining satisfaction of the condition to EQBK’s obligations under this Agreement set forth in Section 8.07.

Section 5.17 Regulatory and Other Approvals. KBC, at its own expense, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by KBC in connection with this Agreement and the other agreements contemplated hereby. KBC will promptly furnish EQBK with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. KBC will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

Section 5.18 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by the party liable for such Tax under Law when due, and such party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) KBC shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(c) KBC and EQBK further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) KBC will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

(e) In the event of any audit of KBC’s federal or state Tax Returns (i) prior to the consummation of the Integrated Mergers, EQBK and KBC shall cooperate regarding any such audit and KBC shall not settle the same without the consent of EQBK, which consent will not be unreasonably withheld; and (ii) after the Effective Time, EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

Section 5.19 Tax-free Reorganization. Officers of KBC and its Subsidiaries shall execute and deliver to Norton Rose Fulbright US LLP, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including prior to the effective date of the Proxy Statement/Prospectus and the Closing Date, in connection with such counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 8.15.

Section 5.20 Disclosure Schedules. At least ten (10) days prior to the Closing, KBC agrees to provide EQBK with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.21 Transition.

(a) The senior officers of KBC and the Bank agree to meet with senior officers of EQBK as reasonably requested by EQBK to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of KBC and the Bank agrees to give due consideration to EQBK’s input on such matters, consistent with this Section 5.21, with the understanding that EQBK shall in no event be permitted to exercise control of KBC or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, KBC and the Bank shall have no obligation to act in accordance with EQBK’s input. Commencing after the date hereof and to the extent permitted by applicable Law, EQBK, KBC and the Bank shall use their commercially reasonable efforts to plan the integration of KBC and the Bank with the businesses of EQBK and its Affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall EQBK or its Affiliates be entitled to control KBC or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of KBC and the Bank in the ordinary course of business, KBC’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including support from KBC’s and the Bank’s outside contractors, and to assist EQBK in performing all tasks, including, without limitation, equipment installation, reasonably required to result in a successful integration at the Closing. EQBK shall provide such assistance of its personnel as KBC and the Bank shall request to permit KBC and the Bank to comply with their obligations under this Section 5.21.

(b) From and after the date hereof, each of KBC and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit EQBK to take all reasonable actions that EQBK deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable EQBK, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to KBC and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA. Any such actions shall be at the expense of EQBK.

Section 5.22 Execution of Releases. KBC shall use its commercially reasonable efforts to cause the persons set forth on Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases as described in Section 8.06.

Section 5.23 No Solicitation.

(a) Subject to the provisions of this Section 5.23, KBC will not, and will cause its Subsidiaries not to, and will cause KBC’s and its Subsidiaries’ respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.23(b)). KBC shall, and shall cause each of its officers, directors, employees, Affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than EQBK or Merger Sub) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its officers, directors, employees, Affiliates, agents and representatives is a party, and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the approval of the KBC shareholders, in the event that KBC receives a bona fide Acquisition Proposal that is not received in violation of this Section 5.23, KBC and its Board may participate in discussions or negotiations with, or furnish any information to, any Person making such Acquisition Proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if the KBC Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to KBC a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties; provided, however, that, prior to providing any nonpublic information to such Person or participating in discussions or negotiations with such Person, KBC shall have entered into a confidentiality agreement with such Person on terms that are substantially similar to the confidentiality provisions of the Confidentiality Agreement and that any nonpublic information concerning KBC and its Subsidiaries provided to such Person, to the extent not previously provided to EQBK, is promptly provided to EQBK. In addition, nothing herein shall restrict KBC from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

(c) KBC will promptly (and in any event within 48 hours) notify EQBK of the receipt by KBC of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. KBC will (subject to the fiduciary duties of the board of directors) keep EQBK reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto and will promptly notify EQBK of any determination by the KBC Board that such Acquisition Proposal constitutes a Superior Proposal.

(d) The KBC Board may, at any time prior to obtaining the approval of the KBC shareholders, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal, or (ii) modify or amend in a manner adverse to EQBK or withdraw the KBC Recommendation ((i) or (ii) above being referred to as a “Change in Recommendation”), provided that (A) prior to such Change in Recommendation, the KBC Board shall determine, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) such Change in Recommendation is in connection with a Superior Proposal or an Intervening Event and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account any action taken by EQBK pursuant to Section 5.23(e).

(e) Notwithstanding anything to the contrary contained in this Agreement, KBC may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies EQBK in writing of its intention to take such action at least five (5) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, identifying the Person(s) making such Superior Proposal and providing EQBK an unredacted copy of all of the agreements with the party making such Superior Proposal, (ii) EQBK does not make, after being provided with reasonable opportunity to negotiate with KBC and its agents and representatives, within such five (5) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that the KBC Board determines, in good faith after consultation with its counsel and financial advisors, is at least as favorable to KBC’s shareholders as such Superior Proposal, and (iii) KBC is not in material breach of this Section 5.23.

ARTICLE VI

COVENANTS OF EQBK

Section 6.01 Commercially Reasonable Efforts. EQBK and Merger Sub shall use their respective commercially reasonable efforts to perform and fulfill all conditions and obligations on their part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02 Regulatory Filings; Registration Statement.

(a) EQBK and Merger Sub, at their own expense, with the cooperation of KBC, at its own expense, shall promptly file or cause to be filed within thirty (30) days of the date of this Agreement applications for all regulatory approvals required to be obtained by EQBK or Merger Sub in connection with this Agreement and the transactions contemplated hereby, including but not limited to the necessary applications for the prior approval of the Merger by the Federal Reserve, the FDIC and the OSBC.

(b) EQBK shall reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of EQBK Stock for the Stock Consideration and shall, with the cooperation of KBC and the Bank, promptly file with the SEC the Registration Statement, which Registration Statement will contain the Proxy Statement/Prospectus, and EQBK shall use its commercially reasonable efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the KBC shareholders, at the time of the Shareholders’ Meeting and on the Effective Time, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c) EQBK shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals on a timely basis.

(d) EQBK shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act relating to the Merger and the transactions contemplated herein.

(e) EQBK shall keep KBC reasonably informed as to the status of such applications and filings and shall notify it promptly of any developments that reasonably could be expected to significantly delay the completion of the Merger.

Section 6.03 Untrue Representations. EQBK shall promptly notify KBC in writing if EQBK becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to KBC or any representation or warranty made in or pursuant to this Agreement or that results in the failure of EQBK to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 6.04 Litigation and Claims. EQBK shall promptly notify KBC of any Proceeding, pending or, to the Knowledge of EQBK, threatened against EQBK or any Subsidiary of EQBK that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by EQBK or any Subsidiary of EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.05 Material Adverse Changes. EQBK shall promptly notify KBC in writing if any change or development shall have occurred or, to the Knowledge of EQBK, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on EQBK, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement or (c) would cause the conditions in Article VII not to be satisfied.

Section 6.06 Consents and Approvals. EQBK will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.03(j).

Section 6.07 Employee Matters.

(a) At the Effective Time, EQBK may, in its sole and absolute discretion, either discontinue the employment of one or more current employees of KBC or any of its Subsidiaries (each a “Terminated Employee”), or continue the employment of one or more current employees of KBC or any of its Subsidiaries (each a “Continuing Employee”). EQBK shall consult with the Chief Executive Officer of KBC with respect to the termination of any such employees in connection with the Closing. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of EQBK, each Continuing Employee shall be entitled, as an employee of EQBK or its Subsidiaries, to participate in the employee benefit plans of EQBK provided to similarly situated employees of EQBK or its Subsidiaries, if such Continuing Employee shall be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 6.07 is not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of EQBK or its Subsidiaries. The provisions of this Section 6.07 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, EQBK shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continuing Employee may participate (excluding any defined benefit pension plan), credit each Continuing Employee with his or her term of service with KBC and/or any of its Subsidiaries to the extent such service was recognized under the analogous Employee Plan of KBC or any of its Subsidiaries. Notwithstanding the foregoing, EQBK shall use commercially reasonable efforts to cause (i) all Continuing Employees to eligible to participate on the first day of the month beginning after the Closing Date in EQBK’s or its Subsidiaries’ health and welfare plans, and (ii) for purposes of each EQBK plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, to waive all pre-existing condition exclusions and actively-at-work requirements of such EQBK plan for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Employee Plan in which such Continuing Employee participated immediately prior to the Closing.

(b) Terminated Employees and Continuing Employees will be eligible to receive the severance set forth on Confidential Schedule 6.07, subject to the satisfaction of the terms and condition set forth on such schedule.

(c) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of KBC or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, EQBK, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, KBC, EQBK or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of KBC or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Employee Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Employee Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.20, except as expressly provided in Section 6.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of KBC or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.08 Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, EQBK shall conduct its business in the ordinary course as heretofore conducted. For purposes of this Section 6.09, the ordinary course of business shall consist of the banking and related business as presently conducted by EQBK and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.09 Access to Properties and Records. To the extent permitted by applicable Law, and solely for the purposes of verifying the representations and warranties of EQBK and preparing for the Merger and the other matters contemplated by this Agreement, EQBK shall, and shall cause each of its Subsidiaries to, upon reasonable notice from KBC to EQBK (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of KBC, who enter into a non-disclosure agreement with EQBK in a form acceptable to EQBK, reasonable access to the properties, books and records of EQBK and its Subsidiaries during normal business hours in order that KBC may have the opportunity to make such reasonable investigation of the affairs of EQBK and its Subsidiaries, and (b) furnish KBC with such additional financial and operating data and other information as to the business and properties of EQBK as KBC shall, from time to time, reasonably request. KBC shall use commercially reasonable efforts to minimize any interference with EQBK’s business operations during any such access. Neither EQBK nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of EQBK’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 6.10 Nasdaq Listing. EQBK shall file all documents required to be filed to have the shares of EQBK Class A Stock to be issued pursuant to this Agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to affect said listing.

Section 6.11 Disclosure Schedules. At least ten (10) days prior to the Closing, EQBK agrees to provide KBC with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.12 No Control of Other Party’s Business. Nothing contained in this Agreement (including Sections 5.04 to Section 5.06) shall give EQBK, directly or indirectly, the right to control or direct the operations of KBC prior to the Effective Time or shall give KBC, directly or indirectly, the right to control or direct the operations of EQBK. Prior to the Effective Time, (a) each of KBC and EQBK shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, (b) KBC shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws, and (c) KBC shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

Section 6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) By virtue of the occurrence of the Merger and Second Step Merger, EQBK shall, from and after the Effective Time, succeed to KBC’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of KBC, respectively, as provided in their articles of incorporation, Bylaws, indemnification agreements or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (collectively, the “Existing Indemnification Obligation”). EQBK hereby guaranties KBC’s indemnification obligations.

(b) Except to the extent prohibited by applicable Law, following the Effective Time and for a period of three (3) years thereafter, EQBK shall indemnify, defend, and hold harmless any Person who has rights to indemnification from KBC, under the Existing Indemnification Obligation.

(c) Prior to Closing, EQBK and Equity Bank shall obtain, at the expense of EQBK, a three (3) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by KBC and the Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the Effective Time (including the transactions contemplated hereby) as currently maintained by KBC (“Tail Policy”), on terms no less advantageous than those contained in KBC’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that EQBK shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by KBC for such insurance.

(d) If EQBK or Equity Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, provision shall be made so that the successors and assigns of EQBK or Equity Bank expressly assume the obligations set forth in this Section 6.13.

(e) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of KBC or the Bank (the “Indemnified Parties”) and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.14 Tax Matters. Following the Closing:

(a) EQBK shall prepare, or cause to be prepared, and file, or caused to be filed, all Tax Returns for KBC that are to be filed after the Closing and shall pay all Taxes with respect to such Tax Returns.

(b) EQBK and its counsel shall control any audit of KBC’s federal or state Tax Returns for any taxable period whether before or after the Closing Date, and EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

(c) EQBK shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(d) EQBK will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section  1.368-1(d).

Section 6.15 Tax-free Reorganization. Officers of EQBK and Merger Sub shall execute and deliver to Norton Rose Fulbright US, LLP certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including prior to the effective date of the Proxy Statement/Prospectus and the Closing Date, in connection with such counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 8.15.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF KBC

The obligations of KBC under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by KBC:

Section 7.01 Representations and Warranties. (i) Each of the representations and warranties of the EQBK set forth in Sections 4.01, 4.02, 4.03 (other than inaccuracies that are de minimis in amount and effect) and 4.15 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by EQBK in this Agreement or in any document or schedule delivered to KBC in connection with this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 7.02 Performance of Obligations. EQBK and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by EQBK and Merger Sub under this Agreement on or prior to the Closing Date.

Section 7.03 Shareholder Approval. Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of KBC Stock as and to the extent required by the KGCC and the KBC Constituent Documents (the “Requisite KBC Vote”).

Section 7.04 Government and Other Approvals. KBC and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedule 2.02(j) and Confidential Schedule 2.03(j), respectively, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal Proceeding.

Section 7.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject KBC or any officer, director, shareholder or employee of KBC to criminal or civil liability. Further, no Proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06 Delivery of Closing Documents. KBC shall have received all documents required to be received from EQBK on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to KBC.

Section 7.07 No Material Adverse Change. There having been no Material Adverse Change with respect to EQBK since September 30, 2017.

Section 7.08 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or Proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.09 Nasdaq Listing. The shares of EQBK Class A Stock to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq Global Select Market.

Section 7.10 Tail Policy. EQBK shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.13(c).

Section 7.11 Employment Agreements. EQBK has delivered to each of the individuals set forth on EQBK Confidential Schedule 8.09 a fully executed employment agreement dated as of the Closing Date substantially in the forms attached hereto as Exhibit “F”.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EQBK AND MERGER SUB

All obligations of EQBK and Merger Sub under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01 Representations and Warranties. (i) Each of the representations and warranties of the KBC set forth in Sections 3.01, 3.02, 3.03 (other than inaccuracies that are de minimis in amount and effect) and 3.14 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by KBC in this Agreement or in any document or schedule delivered to EQBK in connection with this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 8.02 Performance of Obligations. KBC has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by KBC under this Agreement on or prior to the Closing Date.

Section 8.03 Shareholder Approval. Each of this Agreement and the Merger having been approved by the Requisite KBC Vote.

Section 8.04 Government and Other Approvals. EQBK and KBC having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedule 2.03(j) and Confidential Schedule 2.02(j), respectively, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal Proceedings.

Section 8.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of EQBK or its Subsidiaries, or (c) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject EQBK or any officer, director, shareholder or employee of EQBK to criminal or civil liability. Further, no Proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06 Releases. EQBK having received from each of the directors of KBC an instrument dated as of the Closing Date releasing KBC, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit ”D”. Further, EQBK having received from each of the executive officers of KBC, as listed on Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing KBC, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such executive officers (except as to certain matters described therein), the form of which is attached as Exhibit “E”.

Section 8.07 No Material Adverse Change. There will have been no Material Adverse Change with respect to KBC since September 30, 2017.

Section 8.08 Termination of Employee Plans. EQBK having received evidence reasonably satisfactory to EQBK that, as of the Effective Time, all Employee Plans of KBC (other than such plans EQBK elects not to terminate) have been terminated in accordance with the terms of such Employee Plans of KBC, the Code, ERISA and all other applicable Laws on a basis satisfactory to EQBK in its reasonable discretion and that, to the extent required by the Employee Plans or applicable Law, affected participants have been notified of such terminations and/or integrations.

Section 8.09 Employment Agreements. EQBK having received from each of the individuals set forth on EQBK Confidential Schedule 8.09 a fully executed employment agreement dated as of the Closing Date substantially in the forms attached hereto as Exhibit “F”.

Section 8.10 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or Proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.11 Dissenting Shareholders. Holders of not more than 5% of the outstanding shares of KBC Stock having demanded or be entitled to demand payment of the fair value of their shares as Dissenting Shareholders under applicable provisions of the KGCC.

Section 8.12 Delivery of Closing Documents. EQBK shall have received all documents required to be received from KBC on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to EQBK.

Section 8.13 Minimum Adjusted Equity. KBC’s Adjusted Equity shall be equal to or greater than $12,522,253.

Section 8.14 FIRPTA Certificate. KBC shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by KBC, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by KBC.

Section 8.15 Federal Tax Opinion. EQBK shall have received an opinion of Norton Rose Fulbright US LLP, in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon the certificates, representations and covenants referred to in Section 5.19 and Section 6.15.

ARTICLE IX

TERMINATION

Section 9.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the shareholders of KBC, prior to the Effective Time as follows, and in no other manner:

(a) by the mutual written consent of EQBK and KBC;

(b) by either KBC or EQBK (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in Article VII and Article VIII, respectively, hereof have not been met or waived by June 30, 2018; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

(c) by either EQBK or KBC if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such Order, decree, ruling or other action.

(d) by either EQBK or KBC if there has been any Material Adverse Change with respect to the other party;

(e) by EQBK, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of KBC or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01 or Section 8.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to EQBK if it or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If EQBK desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(e), then it must notify KBC in writing of its intent to terminate stating the reason therefor. KBC shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(f) by KBC, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of EQBK or Merger Sub or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to KBC if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If KBC desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify EQBK in writing of its intent to terminate stating the reason therefor. EQBK shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g) by EQBK or KBC, if this Agreement and the Merger are not approved by the Requisite KBC Vote at its Shareholders’ Meeting, or at any adjournment or postponement thereof; provided, however, that KBC may not terminate this Agreement pursuant to this Section 9.01(g) if KBC has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the approval of the KBC shareholders at the Shareholders’ Meeting, or at any adjournment or postponement thereof;

(h) by KBC prior to obtaining the approval of the KBC shareholders at the Shareholders’ Meeting, and subject to the terms and conditions of Section 5.23(e), in order to accept a Superior Proposal;

(i) by EQBK if the KBC Board shall have effected a Change in Recommendation;

(j) by EQBK if KBC or the Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity;

(k) by KBC if EQBK or Equity Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity; or

(l) by KBC, not later than the end of the second Business Day following the Calculation Date, in the event that as of the Calculation Date, both of the following conditions are satisfied:

(i) the EQBK Closing VWAP is less than 80% of the EQBK Starting Price; and

(ii) the quotient of (A) the EQBK Closing VWAP, divided by (B) the EQBK Starting Price, is less than the product of (X) the Index Change Ratio, multiplied by (Y) 0.80.

If KBC elects to terminate pursuant to this Section 9.01(l) and provides such written notice to EQBK, then within two (2) Business Days following EQBK’s receipt of such notice, EQBK may elect by written notice to KBC to reinstate the Merger and the other transactions contemplated by this Agreement and at its option:

(A) adjust the Per Share Merger Consideration to adjust the number of shares of EQBK Class A Stock to be issued to holders of KBC Stock such that solely for the purpose of this Section 9.01(l) when calculating the Per Share Merger Consideration pursuant to Section 1.05, (i) the term “Total Stock Amount” shall mean the lesser of (x) $22,650,390, and (y) the product of $22,650,390 multiplied by the Index Change Ratio, and (ii) the term “EQBK Closing VWAP” shall be substituted for “Agreed EQBK Stock Price” where applicable; or

(B) in the alternative, (i) pay an amount in cash to each holder of Stock Election Shares such that each holder of Stock Election Shares would be entitled to receive, in respect of each Stock Election Share, the equivalent value, based on the EQBK Closing VWAP for each Stock Election Share as such holder would have received had the Per Share Merger Consideration been adjusted in accordance with clause (A), and (ii) reduce the amount of cash to be paid to each holder of Cash Election Shares such that each holder of Cash Election Shares would be entitled to receive, in respect of each Cash Election Share, the equivalent value for each Cash Election Share as such holder would have received had the Per Share Merger Consideration been adjusted in accordance with clause (A), provided that such additional cash amount will not prevent or impede the Merger from qualifying as a reorganization as described in Section 368(a) of the Code.

If EQBK makes such election to reinstate the Merger and the other transactions contemplated by this Agreement, no termination will occur pursuant to this Section 9.01(l) and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been adjusted). The calculations pursuant to this Section 9.01(l) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into EQBK Class A Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of EQBK Class A Stock outstanding after the date hereof and prior to the Calculation Date.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03 Effect of Termination.

(a) If this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, then no party to this Agreement will have any further liability or obligation under this Agreement; provided, however, that:

(i) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or actual fraud;

(ii) the provisions of this Section 9.03, and Article X (other than Section 10.06) shall survive any such termination; and

(iii) the Confidentiality Agreement shall survive any such termination in accordance with its terms.

(b) If this Agreement is terminated:

(i) by EQBK or KBC pursuant to Section 9.01(g), KBC pursuant to Section 9.01(h), or by EQBK pursuant to 9.01(i), then KBC shall pay to EQBK, by wire transfer of same day funds, a termination fee equal to $1,500,000 (the “Termination Fee”), within two (2) Business Days of receipt of such written notice of termination from EQBK;

(ii) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of KBC, the KBC Board or directly to KBC’s shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to KBC and (A) thereafter (I) this Agreement is terminated by either EQBK or KBC pursuant to Section 9.01(b) and KBC shall have failed to obtain the Requisite KBC Vote at the duly convened Shareholders’ Meeting of KBC or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken, or (II) this Agreement is terminated by EQBK pursuant to Section 9.01(e), and (B) prior to the date that is twelve (12) months after the date of such termination, KBC enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then KBC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay EQBK, by wire transfer of same day funds, a termination fee equal to the Termination Fee; provided, that, solely for the purposes of this Section 9.03(b)(ii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.12, except that all references in such definition to 15% shall be changed to 50%.

(c) Each of the parties hereto acknowledges and hereby agrees that the provisions of Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, that such amounts do not constitute a penalty, and that, without such provisions, the parties would not have entered into this Agreement. If KBC shall fail to pay in a timely manner any amount due to EQBK pursuant to this Section 9.03, then KBC (i) shall pay to EQBK the reasonable costs and expenses of EQBK (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection EQBK’s efforts to obtain payment of any amounts due to EQBK and (ii) shall pay all interest accrued on any amount due to EQBK pursuant to this Section 9.03, which shall accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(d) The fees described in this Section 9.03 shall be the exclusive remedy for a termination of the Agreement as specified in Section 9.03(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements (other than the Confidentiality Agreement, which shall survive in accordance with its terms) of the parties hereto contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time, which shall survive the Closing.

Section 10.02 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by EQBK and KBC, (ii) as otherwise provided in Section 9.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 10.03 Brokerage Fees and Commissions.

(a) Except as set forth on Confidential Schedule 10.03(a), EQBK hereby represents to KBC that no agent, representative or broker has represented EQBK in connection with the transactions described in this Agreement. KBC will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of EQBK and EQBK hereby agrees to indemnify and hold KBC harmless for any amounts owed to any agent, representative or broker of EQBK.

(b) Except as set forth on Confidential Schedule 10.03(b), KBC hereby represents to EQBK that no agent, representative or broker has represented KBC in connection with the transactions described in this Agreement. EQBK will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of KBC or any shareholder of KBC, and KBC hereby agrees to indemnify and hold EQBK harmless for any amounts owed to any agent, representative or broker of KBC.

Section 10.04 Entire Agreement. This Agreement, the Voting Agreement, the Director Support Agreements, the EQBK Confidential Schedules, the KBC Confidential Schedules, the Confidentiality Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05 Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

Section 10.06 Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the illegal, invalid or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 10.08 Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email (provided that the email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), at the respective addresses set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and email addresses by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to KBC:

Tina Call

Treasurer

Kansas Bank Corporation

1700 N Lincoln Ave

Liberal, KS 67901

Email: tinac@fnbliberal.com

With a copy (which shall not constitute notice) to:

Andrew J. Nolan, Esq.

Foulston Siefkin LLP

1551 N. Waterfront Parkway, Suite 100

Wichita, Kansas 67206-4466

Email: ANolan@foulston.com

If to EQBK or Merger Sub:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

Section 10.09 GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.12 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“Acquisition Proposal” As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of KBC and its Subsidiaries or 15% or more of any class of equity or voting securities of KBC or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of KBC, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of KBC or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of KBC, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving KBC or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of KBC.

“Adjusted Equity” shall have the meaning set forth in Section 1.06(b).

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and ownership means the direct or indirect beneficial ownership of more than fifty percent (50%) of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than fifty percent (50%) of the voting and/or equity interest.

“Agreed EQBK Stock Price” shall have the meaning set forth in Section 1.05(c)(i).

“Agreement” shall have the meaning set forth in the preamble.

“Audit” shall have the meaning set forth in Section 5.07(b).

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a Proceeding at Law or in equity.

“Bank” shall have the meaning set forth in the Recitals.

“Bank Merger” shall have the meaning set forth in the Recitals.

“Bank Merger Agreement” shall have the meaning set forth in Section 1.14.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“BHCA” shall have the meaning set forth in the preamble.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in Wichita, Kansas are authorized or required by Law to be closed.

“Calculation Date” shall have the meaning set forth in Section 1.06(b)(ii).

“Call Reports” shall have the meaning set forth in Section 3.05(c).

“Cancelled Shares” shall have the meaning set forth in Section 1.05(e).

“Cash Election” shall have the meaning set forth in Section 1.05(b)(ii).

“Cash Election Shares” shall have the meaning set forth in Section 1.05(b)(ii).

“Cash Election Number” shall have the meaning set forth in Section 1.07(b)(i).

“Cash Shortfall Number” shall have the meaning set forth in Section 1.07(b)(ii).

“Certificate” shall have the meaning set forth in Section 1.08(d).

“Change in Recommendation” shall have the meaning set forth in Section 5.23(d).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“Code” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” means the Confidentiality Agreement, effective as of August 14, 2017, by and between KBC and EQBK.

“Continuing Employee” shall have the meaning set forth in Section 6.07(a).

“Controlled Group Plans” shall have the meaning set forth in Section 3.28(g).

“CRA” shall have the meaning set forth in Section 3.32.

“Director Support Agreement” shall have the meaning set forth in the Recitals.

“Dissenting Shareholder” shall have the meaning set forth in Section 1.12(a).

“Dissenting Shares” shall have the meaning set forth in Section 1.12(a).

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Election” shall have the meaning set forth in Section 1.08(a).

“Election Period” shall have the meaning set forth in Section 1.08(c).

“Election Deadline” shall have the meaning set forth in Section 1.08(d).

“Employee Plans” shall have the meaning set forth in Section 3.28(a).

“Employment Agreements” shall have the meaning set forth in Section 3.27(b).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common Law and all federal, state, local and foreign Laws or regulations, codes, Orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of human health and the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“EQBK” shall have the meaning set forth in the preamble.

“EQBK Board” shall have the meaning set forth in the Recitals.

“EQBK Class A Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Class B Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Closing VWAP” means the volume-weighted average price per share of EQBK Class A Stock for a twenty (20) trading day period, starting with the opening of trading on the twenty-first (21st) trading day prior to the Calculation Date to the closing of trading on the trading day prior to the Calculation Date, rounded to the nearest cent, as reported by Bloomberg Finance L.P.

“EQBK Constituent Documents” shall have the meaning set forth in Section 4.05(b).

“EQBK SEC Reports” shall have the meaning set forth in Section 4.04(a).

“EQBK Starting Price” means $34.49.

“Equity Bank” shall have the meaning set forth in the Recitals.

“Equity Adjustment” shall have the meaning set forth in Section 1.06(b)(iii).

“ERISA” shall have the meaning set forth in Section 3.28(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.07(b).

“Exchange Fund” shall have the meaning set forth in Section 1.09(b).

“Existing Indemnification Obligation” shall have the meaning set forth in Section 6.13(a).

“FDIA” shall have the meaning set forth in Section 2.02(e).

“FDIC” shall have the meaning set forth in Section 2.02(e).

“Federal Reserve” shall mean the Federal Reserve System.

“Form of Election” shall have the meaning set forth in Section 1.08(b).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any court, arbitrator, administrative agency or commission, board, bureau or other governmental or Regulatory Agency or instrumentality.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product.

“Indemnified Parties” shall have the meaning set forth in Section 6.13(e).

“Index Change Ratio” shall mean the quotient of (i) the 20-day average closing price of the KBW NASDAQ Regional Banking Index (KRX) (or, if such index is not available, a similar index that may be agreed upon by the parties hereto that substantially replicates the KBW NASDAQ Regional Banking Index (KRX)) over the twenty (20) trading day period beginning on the twenty-first (21st) trading day prior to the Calculation Date and ending on the trading day prior to the Calculation Date, divided by (ii) 111.79.

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that, individually or in the aggregate, materially affects the business, financial condition, or results of operations of KBC and its Subsidiaries, taken as a whole, that (i) was not known, or reasonably foreseeable, to the KBC Board as of or prior to the date of this Agreement and did not result from a breach of this Agreement by KBC and (ii) does not relate to or involve an Acquisition Proposal.

“IRS” shall have the meaning set forth in Section 3.12(m).

“KBC” shall have the meaning set forth in the preamble.

“KBC Board” shall have the meaning set forth in the Recitals.

“KBC Constituent Documents” shall have the meaning set forth in Section 3.04(a).

“KBC Financial Statements” shall have the meaning set forth in Section 3.05(a).

“KBC Merger Costs” shall have the meaning set forth in Section 1.06(b)(iv).

“KBC Recommendation” shall have the meaning set forth in Section 3.02.

“KBC Stock” shall have the meaning set forth in Section 1.05(b).

“KGCC” shall have the meaning set forth in Section 1.01.

A person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Leased Real Property” shall have the meaning set forth in Section 3.09.

“Letter of Transmittal” shall have the meaning set forth in Section 1.09(c).

“Lien(s)” means any mortgage, security interest, pledge, charges, encumbrance or lien (statutory or otherwise).

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Adverse Change” means, with respect to any party hereto, any event, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves, taken as a whole, or (ii) the ability of the parties hereto to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Material Adverse Change: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (viii) any change resulting from the announcement or pendency of any of the transactions contemplated by this Agreement; provided, that with respect to clause (i) through (vii), such party is not affected to a greater extent than other Persons, bank holding companies or insured depository institutions in the industry in which such party operates.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.05(c)(ii).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Minimum Equity” shall have the meaning set forth in Section 1.06(b)(v).

“Non-Election Shares” shall have the meaning set forth in Section 1.05(b)(iii).

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(k).

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“OREO Property” shall have the meaning set forth in Section 3.09.

“OSBC” means the Office of the State Bank Commissioner of Kansas.

“Owned Real Property” shall have the meaning set forth in Section 3.09.

“Permitted Encumbrances” shall mean only (i) Liens for Taxes not yet due and payable and that do not constitute penalties , (ii) Liens for Taxes being contested in good faith by appropriate Proceedings, (iii) statutory Liens of landlords, (iv) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, (v) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Bank, or have a material detrimental effect on the value thereof or its present use.

“Per Share Cash Amount” shall have the meaning set forth in Section 1.05(c)(iv).

“Per Share Formula Consideration” shall have the meaning set forth in Section 1.05(c)(iii).

“Per Share Merger Consideration” shall have the meaning set forth in Section 1.05(b).

“Per Share Stock Amount” shall have the meaning set forth in Section 1.05(c)(v).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Proceeding” means any action, claim, audit or other inquiry, hearing, investigation, suit or other charge or proceeding (whether civil, criminal, administrative, investigative, formal or informal) by or before any Governmental Entity or before an arbitrator or arbitral body or mediator.

“Property” or “Properties” shall include all real property currently owned or leased by KBC, including all Owned Real Property, OREO Property and Leased Real Property, as well as the premises and all improvements and fixtures thereon of KBC.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.02(d).

“Registration Statement” shall have the meaning set forth in Section 5.13(a).

“Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the FDIC, (iv) OSBC, (vi) the OCC, (vii) the SEC, or (vii) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Requisite KBC Vote” shall have the meaning set forth in Section 7.03.

“Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“SEC” shall have the meaning set forth in Section 3.37.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Second Certificate of Merger” shall have the meaning set forth in Section 1.13.

“Second Effective Time” shall have the meaning set forth in Section 1.13.

“Second Step Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Share Adjustment” shall have the meaning set forth in Section 1.05(g).

“Shareholders’ Meeting” shall have the meaning set forth in Section 5.02(a).

“SOA” shall have the meaning set forth in Section 5.21(b).

“Stock Election” shall have the meaning set forth in Section 1.05(b)(i).

“Stock Election Shares” shall have the meaning set forth in Section 1.05(b)(i).

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Policy” shall have the meaning set forth in Section 6.13(c).

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies, interest or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, interest, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, charges, duties, levies, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with an Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Employee” shall have the meaning set forth in Section 6.07(a).

“Termination Fee” shall have the meaning set forth in Section 9.03(b).

“Total Cash Amount” shall have the meaning set forth in Section 1.05(c)(vi).

“Total Stock Amount” shall have the meaning set forth in Section 1.05(c)(vii).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

“Superior Proposal” means any bona fide written Acquisition Proposal received after the date hereof that the KBC Board determines in good faith, after consultation with its outside legal and financial advisors, to be reasonably likely to be consummated in accordance with its terms and to be more favorable to KBC and its shareholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by EQBK in response to such proposal pursuant to Section 5.23(e) or otherwise); provided that for purposes of this definition references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

“Voting Agreement” shall have the meaning set forth in the Recitals.

“Welfare Plan” shall have the meaning set forth in Section 5.14(b).

Section 10.13 Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at Law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at Law or in equity.

Section 10.14 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, the prevailing party is entitled to recover reasonable attorneys’ fees and costs incurred therein and determined by the court to be justified.

Section 10.15 Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.16 Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.17 Public Disclosure. Neither EQBK, Merger Sub nor KBC, or any Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, condition or delayed); provided, however, that (i) EQBK and KBC are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement and (ii) EQBK may disclose the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby to potential investors in EQBK that are bound by a confidentiality agreement.

Section 10.18 Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of any party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.19 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

Section 10.20 No Third Party Beneficiaries. Except as expressly provided in Section 6.13(e), nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

EQUITY BANCSHARES, INC.

By: /s/ Brad S. Elliott
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

OZ MERGER SUB, INC.

By: /s/ Brad S. Elliott
Name: Brad S. Elliott Title: President

KANSAS BANK CORPORATION

By: /s/ Melvin Winger
Name: Melvin Winger Title: Chairman

[Signature Page to Agreement and Plan of Reorganization]

Annex B

FORM OF

DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of December 16, 2017, by and between Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and                     , an individual resident of the State of                     (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given to them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, EQBK, Oz Merger Sub, Inc. (“Merger Sub”) and Kansas Bank Corporation (“KBC”), a Kansas corporation and registered bank holding company under the BHCA, have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for EQBK’s acquisition of KBC through the merger of Merger Sub with and into KBC, with KBC surviving as a wholly-owned subsidiary of EQBK (the “Merger”); and

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, EQBK and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Reorganization Agreement intending to be legally bound hereby, EQBK and Director agree as follows:

AGREEMENT

1. Director Support. Director agrees to use his or her best efforts to refrain from harming the goodwill of KBC, any Subsidiary of KBC (“KBC Subsidiary”), EQBK or any Subsidiary of EQBK, and their respective customer, client and vendor relationships. During the term of this Agreement, Director agrees to consider utilizing Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”), when obtaining banking products or services for his or her personal or business needs.

2. Director Covenants.

(a) Director acknowledges that he or she has received substantial, valuable consideration, including confidential trade secret and proprietary information relating to the identity and special needs of current and prospective customers of KBC or any KBC Subsidiary, KBC’s and any KBC Subsidiary’s current and prospective services, KBC’s and any KBC Subsidiary’s business projections and market studies, KBC’s and any KBC Subsidiary’s business plans and strategies, KBC’s and any KBC Subsidiary’s studies and information concerning special services unique to KBC or any KBC Subsidiary. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non-solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of EQBK or any Subsidiary of EQBK, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i. solicit the business of any person or entity who is a customer of KBC or any KBC Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity;

ii. acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a location within 50 miles of any location of KBC or any KBC Subsidiaries (the “Noncompete Area”) (but notwithstanding the foregoing, Director may (1) acquire an ownership interest in any publicly-traded depository institution or its holding company, so long as that ownership interest does not exceed 1% of the total number of shares outstanding of that depository institution or holding company, and (2) invest in an existing mutual fund that invests, directly or indirectly, in such insured depository institutions or holding companies);

iii. from and after the Effective Time, serve as an officer, director, employee, agent or consultant to any insured depository institution that has a location within the Noncompete Area;

iv. establish or operate a branch or other office of an insured depository institution within the Noncompete Area; or

v. recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the 12 months preceding the Closing Date was, an employee of KBC or any KBC Subsidiary; but nothing in this Section 2(a)(v) applies to employment other than in financial services.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Noncompete Area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b) If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the sale to EQBK of KBC and The First National Bank of Liberal, a national association with its principal office in Liberal, Kansas (collectively, the “Bank”), (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure EQBK acquires the goodwill of KBC and the Bank, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.

3. Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify EQBK in writing and meet with a EQBK representative and a neutral mediator (if EQBK elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity on behalf of a competing business or engages in other activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

4. Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Reorganization Agreement is terminated pursuant to Section 9.01 of the Reorganization Agreement or (b) the date that is twenty-four (24) months after the Closing Date.

5. Waiver, Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

6. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGEWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

8. No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

10. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11. Entire Agreement. This Agreement, the Reorganization Agreement, the Voting Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

12. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

13. Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Director:

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Facsimile: (316) 681-0839

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Facsimile: (214) 855-8200

14. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

15. Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

Name:

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

[Signature Page to Director Support Agreement]

Annex C

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) dated as of December 16, 2017 is executed by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Kansas Bank Corporation (“KBC”), a Kansas corporation and registered bank holding company under the BHCA, Brad S. Elliott (“Proxy Holder”), as proxy, and the Shareholders of KBC listed on the signature pages to this Agreement (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Reorganization Agreement (as defined below).

RECITALS

WHEREAS, EQBK, Oz Merger Sub, Inc. (“Merger Sub”) and KBC have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”), providing for EQBK’s acquisition of KBC through the merger of Merger Sub with and into KBC, with KBC surviving as a wholly-owned subsidiary of KBC (the “Merger”);

WHEREAS, the Reorganization Agreement provides that all of the issued and outstanding shares of common stock, par value $20.00 per share, of KBC (the “Common Stock”), other than Cancelled Shares and Dissenting Shares, will be exchanged for such consideration as set forth in the Reorganization Agreement;

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Reorganization Agreement, each of the Shareholders have agreed to vote their shares of Common Stock in favor of approval of the Reorganization Agreement and the transactions contemplated thereby; and

WHEREAS, EQBK is relying on the agreements set forth herein in incurring expenses in reviewing the business of KBC and its wholly-owned banking subsidiary, The First National Bank of Liberal, a national association with its principal office in Liberal, Kansas (the “Bank”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Shareholders are benefiting both from such expenditures by EQBK and by the terms of the Reorganization Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, KBC, EQBK, the Proxy Holder and the Shareholders undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1. Each Shareholder, being the registered owner of the number of shares of Common Stock set forth below the Shareholder’s name on the signature pages hereto (for each such Shareholder, the “Shares”), will vote, direct to vote, or act by consent with respect to:

(a)	the Shares;

(b)	all Common Stock the Shareholder owns as of the record date of any meeting of the Shareholders of KBC or otherwise as of the date of such vote or consent; and

(c)	all Common Stock the Shareholder owns beneficially and has the power and authority to direct the voting thereof as of the record date of any meeting of the Shareholders of KBC or otherwise as of the date of such vote or consent (clauses (a), (b) and (c), collectively, the “Proxy Shares”);

in favor of approval of the Reorganization Agreement, the Merger and any other transactions contemplated by the Reorganization Agreement.

2. If KBC conducts a meeting of or otherwise seeks approval of its Shareholders with respect to any Acquisition Proposal (as defined in the Reorganization Agreement) or any other matter that may contradict this Agreement or the Reorganization Agreement or may prevent EQBK or KBC from completing the Merger, then the Shareholders will vote the Proxy Shares against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

3. Each Shareholder shall not invite or seek any Acquisition Proposal, support (or publicly suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the KBC Board to consider, support or seek any Acquisition Proposal or otherwise take any action designed to make any Acquisition Proposal more likely. None of the Shareholders shall meet or otherwise communicate with any Person that makes or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal. Each Shareholder shall promptly advise KBC of each contact the Shareholder or any of the Shareholder’s representatives may receive from any Person relating to any Acquisition Proposal or otherwise indicating that any Person may wish to participate or engage in any transaction arising out of any Acquisition Proposal and will provide KBC with all information EQBK requests that is available to the Shareholder regarding any such Acquisition Proposal or possible Acquisition Proposal. Each Shareholder will not make any claim or join in any litigation alleging that the KBC Board is required to consider, endorse or support any Acquisition Proposal or to invite or seek any Acquisition Proposal. Each Shareholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair EQBK’s ability to exercise any of the rights granted by the Reorganization Agreement. Notwithstanding the foregoing and for purposes of clarity, nothing contained herein shall prevent any Shareholder from taking actions on behalf of KBC, solely in his or her capacity as a director or officer of KBC, that are expressly permitted by Section 5.23 of the Reorganization Agreement.

4. Each Shareholder, severally, but not jointly, represents and warrants to EQBK that:

(a)	Shareholder (i) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Shares free and clear of all liens or encumbrances, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares.

(b)	Shareholder does not beneficially own any Common Stock other than (i) the Shares and (ii) any options, warrants or other rights to acquire any additional shares of Common Stock or any security exercisable for or convertible into shares of Common Stock, set forth on the signature page of this Agreement.

(c)	Shareholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 5 below). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)

None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Shareholder or to Shareholder’s property or assets.

(e)	No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

(f)	Shareholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting shareholders under the Kansas General Corporation Code (the “KGCC”) with respect to the Merger and (b) confirms receipt of a copy of the provisions of the KGCC related to the rights of dissenting shareholders. Each Shareholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its Affiliates who hold of record any of the Shareholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Shareholder or such Affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of KBC that the Shareholder shall hold of record at the time that the Shareholder may be entitled to assert appraisal rights with respect to the Merger) whether pursuant to the KGCC or otherwise.

5. In order to better effect the provisions of Sections 1 and 2 of this Agreement, each Shareholder hereby revokes any previously executed proxies and hereby constitutes and appoints Proxy Holder, with full power of substitution, his true and lawful proxy and attorney-in-fact to vote at any meeting of the Shareholders of KBC all of the Proxy Shares in favor of the approval of the Reorganization Agreement, the Merger and any other transactions contemplated by the Reorganization Agreement (including the termination of any voting trusts, voting agreements, shareholders’ agreements or similar arrangements other than this Agreement), with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Reorganization Agreement if the Reorganization Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form. This proxy shall be limited strictly and solely to the power and authority to vote the Proxy Shares in the manner and for the purpose set forth in Sections 1 and 2 of this Agreement and shall not extend to any other matters.

6. Each Shareholder hereby covenants and agrees that until this Agreement is terminated in accordance with its terms, each Shareholder will not, and will not agree to, without the consent of EQBK, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or otherwise dispose of (any such transaction, a “Transfer”) any of the Shares or grant any proxy or interest in or with respect to any Shares or deposit any such Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section shall be null and void. This Section shall not prohibit a Transfer of the Shares to any member of Shareholder’s immediate family, to another Shareholder, to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to EQBK, to be bound by all of the terms of this Agreement.

7. Proxy Holder, by his execution below, agrees to (A) vote all of the Shareholders’ Proxy Shares at any meeting of the Shareholders of KBC, in favor of the approval of the Reorganization Agreement, the Merger and any other transactions contemplated by the Reorganization Agreement (including the termination of any voting trusts, voting agreements, shareholders’ agreements or similar arrangements other than this Agreement), with such modifications to the Reorganization Agreement as the parties thereto may make; but this proxy will not apply with respect to any vote on approval of the Reorganization Agreement if the Reorganization Agreement is

modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Shareholder or (ii) materially alter the tax consequences of the receipt thereof under the Reorganization Agreement in its present form and (B) in the event of an Acquisition Proposal, to vote all of the Shareholders’ Proxy Shares at any meeting of the Shareholders of KBC, against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Reorganization Agreement.

8. Each Shareholder acknowledges that EQBK and KBC are relying on this Agreement in incurring expenses in connection with EQBK’s reviewing KBC and the Bank’s business, in KBC’s cooperation with EQBK’s preparation of a proxy statement and Registration Statement on Form S-4, in EQBK’s proceeding with the filing of applications for regulatory approvals, and in their undertaking other actions necessary for completing the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, INCLUDING TO THE EXTENT APPLICABLE, SECTION 17-6052 OF THE KGCC. The Shareholders and KBC acknowledge that the performance of this Agreement is intended to benefit EQBK.

9. This Agreement shall remain in effect until the earlier to occur of (a) the termination of the Reorganization Agreement, as it may be amended or extended from time to time, pursuant to the terms and conditions contained therein, or (b) completion of the transactions contemplated by the Reorganization Agreement.

10. Proxy Holder may, in his sole discretion, appoint a substitute proxy to act as Proxy Holder under this Agreement; provided, that any substitute proxy shall agree in writing to be bound by the terms and conditions of this Agreement. In the event of the death, disability or incapacity of Proxy Holder, EQBK, in its sole discretion, may appoint a substitute proxy to act as Proxy Holder under this Agreement.

11. The vote of the Proxy Holder will control in any conflict between his vote of the Proxy Shares and a vote by the substitute proxy holder or the Shareholders of the Proxy Shares, and KBC agrees to recognize the vote of the Proxy Holder instead of the vote of substitute proxy holder or the Shareholders if the substitute proxy holder or the Shareholders do not vote in accordance with Sections 1 and 2 of this Agreement.

12. This Agreement may be amended, modified or supplemented with respect to a particular Shareholder only by an instrument in writing executed by EQBK, KBC and that Shareholder. Any such amendment, modification or supplement shall only apply to the Shareholder(s) executing such written agreement and this Agreement will remain in full force and effect with respect to Shareholders who do not execute such written agreement.

13. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. An email or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

14. This Agreement, the Reorganization Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

15. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO KBC OR THE SHAREHOLDERS:

Tina Call

Treasurer

Kansas Bank Corporation

1700 North Lincoln Ave

Liberal, KS 67901

Email: tinac@fnbliberal.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Andrew J. Nolan, Esq.

Foulston Siefkin LLP

1551 N. Waterfront Parkway, Suite 100

Wichita, Kansas

Email: ANolan@foulston.com

IF TO EQBK OR PROXY HOLDER:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

16. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A

TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

18. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

19. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

PROXY HOLDER:

Brad S. Elliott

KANSAS BANK CORPORATION

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SHAREHOLDER

Name:
Number of Shares:

[Signature Page to Voting Agreement]

ANNEX D

OPINION OF SHESHUNOFF & CO. INVESTMENT BANKING

December 16, 2017

Board of Directors Kansas Bank Corporation

1700 North Lincoln Avenue

Liberal, Kansas 67901

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to the shareholders of Kansas Bank Corporation (“KBC”), a Kansas corporation and registered bank holding company, of the consideration to be paid to KBC shareholders in the proposed Agreement and Plan of Reorganization (the “Agreement”) by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company, Oz Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and KBC.

Pursuant to the Agreement dated on or about December 15, 2017, EQBK has agreed to exchange approximately $45.1 million in cash and common stock for all of the assets and liabilities of KBC at which time Merger Sub will merger with and into KBC (the “Merger”), with KBC surviving as a wholly-owned subsidiary of EQBK. The consideration will consist of approximately $28.3 million in common stock of EQBK and $16.8 million in cash. The number of common shares of EQBK to be issued will be 820,904, which is based on an EQBK stock price of $34.49. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement and the aggregate amount stated above is based upon various assumptions including closing date and transaction expense amounts.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by KBC.

In connection with its opinion, Sheshunoff, among other things:

1.	Reviewed the most recent draft of the Agreement;

2.	Discussed the terms of the Agreement with the management of KBC and KBC’s legal counsel;

3.	Conducted conversations with management of KBC regarding recent and projected financial performance of KBC;

4.	Evaluated the financial condition of KBC based upon a review of regulatory reports for the five-year period ended December 31, 2016 and interim period through September 30, 2017, and internally- prepared financial reports for KBC for the interim period through October 31, 2017;

5.	Compared KBC’s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by S&P Global Market Intelligence and in Kansas that have recently been acquired;

6.	Compared the pricing multiples for KBC in the Merger to recent acquisitions of banks in the Midwest Region of the United States as defined by S&P Global Market Intelligence and in Kansas with similar characteristics to KBC;

7.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by KBC for the five-year period ending October 31, 2022;

8.	Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of KBC and EQBK;

9.	Discussed certain matters regarding EQBK’s regulatory standing, financial performance, and business prospects with EQBK executives and representatives;

10.	Reviewed certain internal and publicly available information regarding EQBK that Sheshunoff deemed relevant;

11.	Compared EQBK’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region that Sheshunoff deemed relevant;

12.	Reviewed available stock analyst research reports concerning EQBK;

13.	Compared the historical stock price data and trading volume of EQBK to certain relevant indices; and

14.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by KBC for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by KBC were reasonably prepared on a basis reflecting the best currently available estimates and judgments of KBC’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of KBC or EQBK nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of KBC or EQBK will not materially and adversely impact the future financial position or results of operations of EQBK after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for KBC and EQBK are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of KBC or EQBK nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of KBC or EQBK in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on KBC or EQBK and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of EQBK after the completion of the Merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of KBC since the date of the last financial statement reviewed by us. KBC’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which KBC has informed us that they have received such advice as they deem necessary from qualified professionals.

Sheshunoff expresses no opinion on the underlying decision by KBC to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to KBC. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to KBC shareholders. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of KBC or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of KBC resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.

This letter and the opinion expressed herein do not constitute a recommendation to any shareholders as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to KBC and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to KBC’s shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of KBC and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to KBC’s shareholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of KBC in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or KBC’s shareholders. KBC retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. KBC placed no limit on the scope of our analyses. In addition, KBC agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to KBC shareholders, from a financial point of view.

Very truly yours,

/s/ Sheshunoff & Co. Investment Bank, L.P.

SHESHUNOFF & CO. INVESTMENT BANKING, L.P.

ANNEX E

KANSAS STATUTES ANNOTATED

APPRAISAL RIGHTS

Kansas General Corporation Code

Article 67: Merger and Consolidation

17-6712. Appraisal rights for shares of stock of constituent corporation in a merger or consolidation; perfection; petition for determination of value of stock of all stockholders, procedure, determination by court. (a) Any stockholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to subsection (d) with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to K.S.A. 17-6518, and amendments thereto, shall be entitled to an appraisal by the district court of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c). As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to K.S.A. 17-6701, and amendments thereto, other than a merger effected pursuant to K.S.A. 17-6701(g), and amendments thereto, and, subject to subsection (b)(3), K.S.A. 17-7601(h), 17-6702, 17-6705, 17-6706, 17-6707 and 17-6708, and amendments thereto:

(1) Except as expressly provided in K.S.A. 2017 Supp. 17-72a03, and amendments thereto, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (A) Listed on a national securities exchange; or (B) held of record by more than 2,000 holders, except that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in K.S.A. 17-6701(f), and amendments thereto.

(2) Notwithstanding subsection (b)(1), appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to K.S.A. 17-6701, 17-6702, 17-6705, 17-6706, 17-6707 and 17-6708, and amendments thereto, to accept for such stock anything except:

(A) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

(B) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock, or depository receipts in respect thereof, or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

(C) cash in lieu of fractional shares or fractional depository receipts described in subparagraphs (A) and (B); or

(D) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in subparagraphs (A), (B) and (C).

(3) In the event all of the stock of a subsidiary Kansas corporation party to a merger effected under K.S.A. 17-6701(h) or 17-6703, and amendments thereto, is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Kansas corporation.

(4) In the event of an amendment to a corporation’s articles of incorporation contemplated by K.S.A. 2017 Supp. 17-72a03, and amendments thereto, appraisal rights shall be available as contemplated by K.S.A. 2017 Supp. 17-72a03, and amendments thereto, and the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” or “surviving or resulting corporation.”

(c) Any corporation may provide in its articles of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its articles of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the articles of incorporation contain such a provision, the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting, or such members who received notice in accordance with K.S.A. 17-6705, and amendments thereto, with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of K.S.A. 2017 Supp. 17-6014, and amendments thereto. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) if the merger or consolidation was approved pursuant to K.S.A. 17-6518, 17-6701(h) or 17-6703, and amendments thereto, then, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of K.S.A. 2017 Supp. 17-6014, and amendments thereto. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to K.S.A. 17-6701(h), and amendments thereto, within the later of the consummation of the tender or exchange offer contemplated by K.S.A. 17-6701(h), and amendments thereto, and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either: (A) Each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation; or (B) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to K.S.A. 17-6701(h), and amendments thereto, later than the later of the consummation of the tender or exchange offer contemplated by K.S.A. 17-6701(h), and amendments thereto, and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the district court demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d), upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d), whichever is later. Notwithstanding subsection (a), a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the clerk of the court in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The clerk of the court, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the county in which the court is located or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the clerk of the court for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the court may dismiss the proceedings as to such stockholder.

(h) After the court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the district court, including any rules specifically governing appraisal proceedings. Through such proceeding the court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the federal reserve discount rate, including any surcharge, as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) and who has submitted such stockholder’s certificates of stock to the clerk of the court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any state.

(j) The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e), or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the district court shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just, except that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e).

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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